5/22


03050816

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Erste

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

FILE NO. 82- 5066 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/28/03

Erste Bank 2002

The Leading Financial Services Provider in Central Europe

Leading: More than 10 million customers

Successful: Capital increase

Majority: Stake in Česká spořitelna increased

Expansion: Acquired Riječka banka

Share: Gains in a declining market




ERSTE
BANK

Erste Bank 2002

The Leading Financial Services Provider in Central Europe

Leading: More than 10 million customers

Successful: Capital increase

Majority: Stake in Česká spořitelna increased

Expansion: Acquired Riječka banka

Share: Gains in a declining market




ERSTE
BANK

Key figures for Erste Bank share

	2002 in EUR	2001 in EUR
Share price		
High	85.83	62.00
Low	53.00	47.00
Closing price	64.15	59.70
Share ratios		
Earnings per share	4.73	4.47
Price-earnings ratio	13.56	13.36
Dividend per share	1.24 [1]	1.24
Payout ratio (in %)	29.1%	27.7%
Dividend yield (in %)	1.9%	2.1%
Book value per share	41.47	37.80
Operating result per share	19.24	14.13
Price-book value ratio	1.5	1.6
Total Shareholder Return (TSR)		
TSR (in %)	9.35%	26.50%
Avg. TSR (in %)	9.13%	9.10%
Number of shares		
Number of shares outstanding	59,825,114 [2]	50,362,955
Average number of shares outstanding	53,942,369 [2]	49,965,944
Market capitalisation (in EUR billion)	3.84	3.01
Trading volume (in EUR billion)	2.85	1.33

1) Recommendation to Annual General Meeting
2) The Erste Bank shares held by the cross-guarantee system savings banks were not deducted from the number of shares outstanding.

Ratings

FITCH	
Long-term	A
Short-term	F1
Individual	C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	C+
Standard & Poor's	
Short-term	A-2

Performance of Erste Bank share


90
85
80
75
70
65
60
55
50
45
40
35
EUR DEC 97 >
> FEB 03

Key figures (IFRS)

	2002[2] in EUR million	2001[1] in EUR million
Balance sheet		
Total assets	121,222	86,033
Loans and advances to credit institutions	15,492	18,913
Loans and advances to customers	64,435	39,210
Risk provisions for loans and advances	(2,983)	(1,875)
Trading assets, other current assets, financial instruments	32,795	21,093
Other assets	11,483	8,692
Total liabilities and shareholders' equity	121,222	86,033
Amounts owed to credit institutions	26,425	28,642
Amounts owed to customers	61,308	37,175
Debts evidenced by certificates, including subordinated capital	17,577	12,707
Other liabilities, provisions	10,708	4,346
Minority interests	2,723	1,259
Shareholders' equity	2,481	1,904
Changes in shareholders' equity		
Risk-weighted assets pursuant to Sec. 22 Banking Act	60,257	37,803
Qualifying consolidated capital pursuant to Sec. 23 & 24 Banking Act	6,983	4,308
of which core capital (Tier 1)	3,800	2,337
Solvency ratio pursuant to Sec. 22 Banking Act (in %)	11.0%	10.7%
of which core capital ratio (in %)	6.3%	6.2%
Income statement		
Net interest income	2,463.0	1.438.9
Risk provisions for loans and advances	(406.4)	(203.6)
Net comission income	944.3	574.6
Net trading result	167.4	152.6
General administrative expenses	(2,432.0)	(1,454.3)
Operating result	1,151.2	711.7
Profit before tax	664.6	405.7
Net profit after minority interests	255.2	223.3
Profitability		
Interest margin in % of average total assets	2.17%	1.78%
Net profit after minority interests in % of average total assets	0.22%	0.28%
Net profit after minority interests in % of risk-weighted assets (RWA)	0.42%	0.59%
Cost-income ratio (in %)	67.9%	67.1%
Return on equity (RoE) (in %)	12.7%	12.4%
Earnings per share (in EUR)	4.73	4.47
Additional information		
Number of employees	36,923	28,222
Number of bank branches	2,285[3]	1,540

1) Incl. Česká spořitelna, a.s., Slovenská sporiteľňa, a.s.; Balance sheet figures and equitiy incl. Tiroler Sparkasse Bank AG
2) First-time consolidation of members of the cross-guarantee system and Riječka banka d.d. plus income statement including Tiroler Sparkasse Bank AG
3) Thereof Austrian savings banks: 754

Our Mission:

Based in Austria, we are Central Europe's foremost financial services group. **We provide banking, investment, loans and insurance services, and focus on** consumers **and** small to medium-sized companies. **We operate successfully in the fastest growing economies in the region, aiming to provide over 10 million customers with a high standard of personal service and a comprehensive range of financial products. We are exploiting the opportunities across existing and new distribution channels – we are online and face to face with our customers.**

But our success comes from keeping our promises to our customers and our investors.

OPEN FLAP FOR KEY FIGURES >



Timeline of a success story
Erste Bank 1997 - 2002

JUN 97
Signing of merger agreement with GiroCredit; name change to "Erste Bank der oesterreichischen Sparkassen AG"

SEP 97
Takeover of Hungary's Mezöbank ensures a good starting position in Central Europe

DEC 97
IPO of Erste Bank: An issue volume of EUR 508 million makes it the largest IPO in Austrian history

OCT 98
Mezöbank becomes Erste Bank Hungary Rt.

OCT 99
As part of the savings banks' cooperation, 57 branches are transferred to the local savings banks in Upper Austria, Salzburg and Carinthia

FEB 00
Acquisition of a 52.1% interest in Česká spořitelna, a.s.

SEP 00
Merger of three Croatian banks - Bjelovarska banka d.d., Čakovečka banka d.d. and Trgovačka banka d.d. into "Erste & Steiermärkische Banka d.d."

SEP 00
Transfer of 24 Erste Bank branches for a 14% stake in Steiermärkische Bank und Sparkassen AG as part of the savings banks' cooperation

OCT 00
Capital increase by 6 million shares secures further expansion in Central Europe and development of e-business

Acquisition of a majority interest in Slovenská sporiteľňa, a.s.; Erste Bank becomes the leading financial services provider in Central Europe

Erste Bank acquires majority ownership of Tiroler Sparkasse Bank AG

Erste Bank acquires an 85% stake in Riječka banka d.d.

Erste Bank increases ownership in Česká spořitelna, a.s. by buying shares from AVS. At the end of 2002 Erste Bank holds 94.8%

Erste Bank increases its ownership in Salzburger Sparkasse Bank AG to 95.7%

Erste Bank presents a bid for 70.5% of the preference shares of Česká spořitelna, a.s.

Cross-guarantee system of the savings bank sector takes effect

Capital increase of EUR 642 million secures further growth strategy

NOV 00	JAN 01	OCT 01	DEC 01	JAN 02	APR 02	JUL 02	AUG 02

    

"In 2002 we successfully continued our rapid growth. Having already become Central Europe's leading financial services provider in 2001, we solidified this position in 2002 by a number of initiatives and reinforced our lead for the future. The foremost activities on this front were the increase of the majority stake in Česká spořitelna and the capital increase carried out for this purpose; the purchase of Riječka banka; the transformation of Slovenská sporiteľňa and Tiroler Sparkasse; and the successful implementation of the cross-guarantee system with the Austrian savings banks, which took effect at the beginning of 2002."

ANDREAS TREICHL, CHAIRMAN OF THE MANAGING BOARD

supporting contemporary culture and especially the cultural achievements of young people. In this role Erste Bank also acts as general sponsor to the "MuseumsQuartier", the latest and largest museum project in Austria. In one part of this cultural complex, known as "quartier21", Erste Bank helps young artists of mainly Central and Eastern European origin to bring their visions to life. Here a number of fine-arts and media studios and a multifunctional event facility provide an experimental platform for tomorrow's art and culture.

_____ In the world of music too, Erste Bank's sponsorship focuses on the avant-garde. Through its partnership with "Klangforum Wien", a leading ensemble for contemporary music, Erste Bank is instrumental in advancing Austria's development as a land of music. Additionally, since 1989 Erste Bank has supported up-and-coming young composers with the annual presentation of the "Erste Bank Anton Webern Composition Commission".

Stimulating culture in Central Europe

_____ Likewise, with its intimate economic ties to Central Europe, Erste Bank sets new standards in this region too for involvement in culture, the arts and society at large. Thus, in 2002 the "Central European Art and Culture Platform" was created as a group-wide priority programme. The purpose of this initiative is to provide opportunities for visionary perspectives in Central Europe and to actively support change processes in public and private life. The "Tranzit" programme is the first framework for dialogue to be set up on this platform. "Tranzit" is dedicated to promoting contemporary art and theory in the regions of Central and Eastern Europe. In its first stage the programme concentrates on the Czech Republic, the Slovak Republic and Austria.

A social force for good

_____ Through an already several-year old partnership with "Caritas", Erste Bank also fulfils its social responsibility. By supporting the hospice campaign, which aims to raise Austrian awareness of the importance of living with dignity to the very end, Erste Bank also signals its engagement in areas that to date have been much-neglected by the public sector. As well, a charity drive helps the poor in Austria and in the "New Europe". Needy children in Central and Eastern Europe are supported through an Eastern Europe campaign by Caritas and Erste Bank. In future, opportunities for greater involvement of the international branch network will also be pursued. This has already yielded the first success in the partnering of Caritas with Česká spořitelna in the Czech Republic.

Publisher and copyright owner: Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Vienna
Concept, editing and production: *be.public Werbung Finanzkommunikation* ***Graphic design:*** *alessandri design*
Photography: Roland Ferrigato **Translation into English:** Martin Focken and Alix Sehr-Stewart



"IN MONEY MATTERS, I LOOK TO PEOPLE WITH EXPERIENCE. MY SAVINGS ARE WITH ERSTE BANK HUNGARY, BECAUSE I CAN REALLY TRUST THE INVESTMENT ADVICE OF MY ACCOUNT MANAGER THERE. THAT GIVES ME MORE PEACE OF MIND TO ENJOY THE BEAUTIFUL THINGS IN LIFE."

TIBOR KERTÉSZ, PRIVATE BANKING CLIENT, BUDAPEST

Erste Bank 1997: Market entry in Hungary
Erste Bank 2002: 79 branches



_____ Taking a broad view in which business success and social responsibility go hand in hand, Erste Bank as the second largest banking group in Austria bears a great deal of responsibility to society. This is reflected in numerous programmes to promote the arts, culture and social activities. In keeping with its position of leadership in Central Europe, Erste Bank sponsors an increasing number of international programmes, thus making a large contribution to the growing integration of the Central European region.

Advancing art and culture

_____ Independence, innovation and a focus on the future are the core values of the sponsoring strategy of Erste Bank. Guided by these principles, the sponsorships, including partnerships with renowned Viennese institutions such as "Wiener Secession" and "Wiener Musikverein" (a prominent feature of the city's musical landscape), concentrate on

Corporate responsibility
Erste Bank as sponsor



CORPORATE RESPONSIBILITY




"TIME, AS YOU KNOW, IS MONEY. WHICH I EARN BY REACTING QUICKLY. THAT'S WHY, IN MY BANKING, I RELY ON NEW MEDIA. THIS WAY, SLOVENSKÁ SPORITEĽŇA IS ALWAYS WITHIN REACH, EVEN WHEN I AM TRAVELLING."

JURAJ BARTO, PH. D., CONSULTANT, BRATISLAVA

Erste Bank 2001: Acquisition of Slovenská sporiteľňa
Erste Bank 2002: More than 2.3 million customers

Efficient organisational structure

_____ A decentralised and flexible organisational structure provides the best conditions for a bank to practice a customer-centred philosophy. Decisions are not made centrally, but locally and with a view to meeting customer needs. This approach simultaneously strengthens the identity of the individual subsidiaries in Austria and other countries and promotes identification with the Group. The Group head office in Vienna concentrates on setting strategic goals and creating the conditions conducive to their attainment. As its other essential function, headquarters supports the transformation of the banking subsidiaries into customer-focused financial services providers. The closeness of its holdings in Austria and Central Europe to the market ensures efficient customer care.



Dialogue and partnership

_____ Erste Bank wholeheartedly embraces the principles of openness and fairness in its relations not only with customers, but also, and especially, with its staff. In an international bank with more than 1,500 branches, open and transparent communication with employees is an indispensable requirement for success. To stay in touch with its people, Erste Bank has been conducting staff surveys at home and abroad in the last several years, giving every employee a voice in fundamental policy issues and thus the opportunity to help shape Erste Bank's culture. Participation in this survey was high at Česká spořitelna and Slovenská sporiteľňa in 2002. In the interest of employees' genuine identification with the corporate goals, this year the survey will be repeated at Erste Bank in Austria as well.




EMPLOYEES





"I AM GOOD AT HELPING PEOPLE. AND I AM THINKING ABOUT WAYS TO DO IT EVEN BETTER. FOR THE FINANCIAL SIDE, ČESKÁ SPOŘITELNA IS MY TRUSTED ASSISTANT."

HANA PLÍŠKOVÁ, PHARMACIST, PRAGUE

Erste Bank 2000: Acquisition of majority in Česká spořitelna
Erste Bank 2002: Winner of multiple awards for service quality



Dynamic staff development

_____ Against the backdrop of Erste Bank's dynamic growth, the approach to the professional development of the bank's managers too was adapted to the changing requirements and expanded by adding new development opportunities. These include, for example, a best-practice leadership programme, individual coaching and a group-wide "summer academy" that deals largely with issues of change management. Rounding out the broad human resources development offering is a comprehensive range of training opportunities that increasingly incorporates e-learning.







EMPLOYEES

Employees
Competent und motivated

"THREE YEARS AGO I HAD MANY IDEAS. TODAY I HAVE MANY CUSTOMERS. NOW I NEED TO PUT MY BUSINESS ON A SOLID FOOTING WITH NEW INVESTMENT. IN ERSTE BANK I HAVE FOUND THE IDEAL PARTNER."

NIKOLAUS HAUSER, OPTICIAN, VIENNA

Erste Bank 1819: Founded as "Spar-Casse"
Erste Bank 2002: Joint market share of about 25% with savings banks

_____ Amid the successful expansion in Central Europe over the last five years, the staff of the Erste Bank Group has grown more than six-fold. About three-quarters of all employees already work outside Austria. Managing this rapid international growth places high demands on management and staff. A strategic focus for Erste Bank is therefore the swift integration of its workforce in Central Europe, with the goal of open communication throughout the Group on the basis of a shared corporate culture. With this in mind, more than 80 staff members of Erste Bank Vienna working as expatriates now support the subsidiaries in eight countries and 22 Group financial institutions. Furthermore, over 1,100 employees from the Czech Republic and Slovak Republic have already taken part in the exchange programme between branches, which has greatly speeded up the transfer of know-how within the Group. As well, 170 employees from central departments of Česká spořitelna and Slovenská sporiteľňa taking part in a specialist programme visited their counterpart teams at Erste Bank in Vienna.

Erste Bank an attractive employer

_____ More than an advertising refrain, Erste Bank's creed "In every relationship, it's the people that count" aptly describes Erste Bank's attitude towards its staff. For instance, the flexible-working-hour models place a higher value on results than on nine-to-five attendance and give Erste Bank's staff considerable freedom. Teleworking is also growing in popularity at Erste Bank. With its exemplary openness to part-time work, Erste Bank was again certified as a "Family-Friendly Company" in Austria in 2002. What is more, in a study by Hewitt[1] that identified attractive employers in Austria, almost all of the eleven participating businesses of the Erste Bank Group placed in the top third. The high esteem in which Erste Bank is held by its staff is also impressively confirmed by the extensive participation in employee share ownership initiatives. Through a group-wide employee stock ownership programme in 2002, more than 3,700 staff members acquired a total of 252,000 Erste Bank shares.

1) Hewitt Associates is a global consulting firm for human resources management

Excerpt from the Consolidated Income Statement (IFRS[1])

	2002 in EUR million	2001 in EUR million	Change in %
Net interest income	2,463	1,439	71.2
Risk provisions for loans and advances	(406)	(204)	99.6
Net commission income	944	575	64.3
Net trading result	167	153	9.7
General administrative expenses	(2,432)	(1,454)	67.2
Result from insurance business	8	-	-
Other operating result	(80)	(103)	(21.7)
Pre-tax profit for the year	**665**	**406**	**63.8**
Taxes on income	(151)	(81)	86.2
Profit for the year	**513**	**324**	**58.2**
Minority interests	(258)	(101)	> 100.0
Net profit after minority interests	**255**	**223**	**14.3**

Assets

Cash and balances with central banks: Cash and liquid funds on deposit with central banks that can be withdrawn at any time
Loans and advances to credit institutions: Amounts loaned to credit institutions primarily on a short-term basis
Loans and advances to customers: Amounts loaned to customers, e.g. for investment purposes
Risk provisions: Provisions made as a precautionary measure for possible loan default
Trading assets: Securities and other financial instruments traded on a continual basis and reported in the balance sheet at their fair value on the cutoff date
Investments available for sale: Securities which are defined as a liquidity reserve due to business reasons and the Group's internal guidelines and which are measured at fair value (mark to market)
Financial investments: In particular securities held as long-term investments and insurance investments
Intangible assets: Goodwill and software acquired or developed by the Group
Tangible assets: The value of the Group's land and buildings, office furniture and equipment; the value of the fixed assets has a defined lifetime and is consequently written off on a yearly basis, the amount reported reflecting the depreciation taken to date
Total assets: Total of the Group's assets and invested funds

Liabilities and shareholders' equity

Amounts owed to credit institutions: Amounts borrowed from other credit institutions and issued to customers in the form of loans or invested in securities or with other credit institutions
Amounts owed to customers: Amounts entrusted to the Group by customers in the form of savings or other deposits
Debts evidenced by certificates: Securities issued by the Group and offered to customers as an investment alternative to savings deposits
Shareholders' equity: Sum of capital made available by the acquisition of shares by shareholders and earnings generated by the Group which are not paid out as dividends but rather used to make the company stronger
Total liabilities and shareholders' equity: Sum total of borrowed money, capital made available to the Group and earnings generated

Income statement

Net interest income: The difference between the interest that must be paid on all entrusted money and the interest received on all loans issued and other investments
Risk provisions for loans and advances: Prudent business practice dictates that provisions must be made for loan default in the event that borrowers do not repay their debt on schedule
Net commission income: Amount generated by the procurement of services by customers
Net trading result: Result achieved by trading in securities, foreign exchange and other financial products
General administrative expenses: Costs incurred by the Group e.g. for personnel and other administrative expenses
Other operating result: Income and expenditures from transactions that do not pertain to the business typically conducted by the Group
Net profit after minority interests: Net profit after accounting for taxes and minorities; a portion thereof is distributed to shareholders in the form of a dividend while the rest is kept by the Group as retained earnings

Key financials

Overview of 2002 business performance

Excerpt from the Consolidated Balance Sheet (IFRS[1])	31 Dec 2002 in EUR million	31 Dec 2001 in EUR million	Change in %
Assets			
Cash and balances with central banks	3,181	2,573	23.6
Loans and advances to credit institutions	15,492	18,913	(18.1)
Loans and advances to customers	64,435	39,210	64.3
Risk provisions for loans and advances	(2,983)	(1,875)	59.1
Trading assets	3,487	3,451	1.0
Investments available for sale	6,736	2,912	> 100.0
Financial investments	22,572	14,730	53.2
Intangible assets	1,596	932	71.2
Tangible assets	1,866	1,318	41.6
Other assets	4,840	3,870	25.1
Total assets	**121,222**	**86,033**	**40.9**
Liabilities and shareholders' equity			
Amounts owed to credit institutions	26,425	28,642	(7.7)
Amounts owed to customers	61,308	37,175	64.9
Debts evidenced by certificates	14,191	9,751	45.5
Provisions	5,488	953	> 100.0
Other liabilities	5,220	3,393	53.9
Subordinated capital	3,387	2,956	14.6
Minority interests	2,723	1,259	> 100.0
Shareholders' equity	2,481	1,904	30.3
Total liabilities and shareholders' equity	**121,222**	**86,033**	**40.9**

Amounts for sub-items and percentage rates of change may differ slightly from those calculated from non-rounded figures.

1) *International Financial Reporting Standards (formerly International Accounting Standards - IAS)*

The financial year 2002, despite adverse business conditions, was highly profitable. With growth of 14.3% in net profit after minority interests, Erste Bank demonstrated that the right strategy can win the day even in a poor economic climate. Much of the credit for the good results goes to the Central European subsidiaries, whose transformation was largely completed.

- Operating profit was pushed up by 61.7% from EUR 711.7 million to EUR 1,151.2 million.
- Net profit after minority interests grew by 14.3% from EUR 223.3 million to EUR 255.2 million
- Return on equity reached 12.7%, up from the previous year's 12.4%
- Earnings per share in 2002 increased from EUR 4.47 to EUR 4.73 in spite of the capital increase







Putting service first

Connecting with customers by any medium they choose

_____ The most important success factor in a service business are people: customers, shareholders and employees. Many customers and employees now put their trust in Erste Bank as shareholders as well. The underlying concept of walking life's financial paths together offers rewards for all stakeholder groups and has been practised by Erste Bank for years. Openness and fairness are paramount in this relationship and provide the best setting for finding solutions that are tailored to the precise needs of each individual customer.

Leading market position

_____ Together with the Austrian savings banks the staff of the Erste Bank Group in Austria offers one-on-one customer care. The Group staff in the neighbouring countries of Central Europe likewise provides service of the highest quality. Since 1997, the Erste Bank Group has successfully built a complete retail network in this region that fully lives up to the Group's exacting standards of customer care. Thanks to this superior service, the Erste Bank Group already counted more than 10 million customers at the end of the year. Thus, over one-third of all banking customers in Austria and the Czech Republic and about 40% of all customers in the Slovak Republic already choose the quality of advice and service of Erste Bank, the leading financial services provider in Central Europe.

Personalised customer relationship

_____ The comprehensive customer care at Erste Bank by no means ends when banks close their doors at night. Customers can bank whenever and wherever they wish, according to their own individual preference. By personal appointment, the customer service representatives are also there for their clients outside general office hours. When customers do not need to speak to bank staff personally, Erste Bank's complete multi-channel system comes into its own: With automatic banking machines, netbanking, phonebanking and mobilebanking, clients can get their banking done seven days a week, twenty-four hours a day.

"IN 1997 I WANTED MY OWN SALON. NOW I AM PLANNING MY SECOND. FOR THE FINANCING, I DEPEND ON MY ADVISOR AT RIJEČKA BANKA AND HER TEAM."

EVA DRAĆIĆ, HAIR STYLIST, ZAGREB

Erste Bank 1997: Launch in Croatia
Erste Bank 2002: Third largest banking group in the country

Focus on retail customers

_____ Erste Bank's comprehensive customer care both throughout Austria and internationally is centred on retail customers. Erste Bank mainly emphasises personal savings models, as even in comparatively well-developed economies like the Czech Republic and Hungary, the penetration of fund-based and building society-saving is still in its infancy. An important target group for Erste Bank consists of professionals such as physicians, tax consultants and pharmacists. Among commercial accounts, small to medium-sized companies figure prominently, as this segment of the Central European economies is rapidly expanding. Erste Bank and the savings banks have always been conscious of their special responsibility in advancing a country's economic development and will continue this tradition in the EU's new member states.

Financial calendar

6 May 2003	**Annual General Meeting**
9 May 2003	**Ex-dividend date and dividend payment date**
16 May 2003[1]	**Release of results for the first quarter of 2003**
20 August 2003[1]	**Release of results for the first half of 2003**
13 November 2003[1]	**Release of results for the first three quarters of 2003**

1) Preliminary date

Share

Gains in a declining market

_____ The bearish sentiment which has plagued international stock markets since the summer of 2000 continued in the 2002 financial year. Alongside telecom and technology shares, financial issues were among the hardest-hit. Last year the DJ Euro Stoxx Bank Index thus lost about 27% of its value, a trend that continued to the end of February 2003.

_____ With a slightly positive performance for the year, the Vienna stock market more than held its own in the worst year for equities since 1974. One of the best-performing shares in 2002 was that of Erste Bank, rising against the trend to a significant degree. The capital increase in July represented an impressive vote of confidence from investors for Erste Bank's strategic positioning and the rich growth and earnings potential of the Erste Bank share. Even in the prevailing difficult stock market environment, the issue was significantly oversubscribed amid strong demand from institutional and private investors. On balance, the share rose by 7.5% in 2002, substantially outperforming the sector index for European banks.

Share perfomance at a glance

	since IPO[1] Dec. 1997	since SPO[2] Sept. 2000	since SPO[2] July 2002	2002
Erste Bank share	+ 44.7%	+ 36.5%	- 8.0%	+ 7.5%
ATX	- 11.9%	- 1.6%	- 5.7%	+ 0.8%
DJ Euro Stoxx Bank Index	- [3]	- 43.5%	- 21.0%	- 26.6%

1) Initial Public Offering
2) Secondary Public Offering
3) Comparison since IPO is not applicable as Erste Bank has been included in this index only since 16 January 1998

Performance of Erste Bank share, DJ Euro Stoxx Bank Index and ATX since start of 2002 (indexed)


150
140
130
120
110
100
90
80
70
60
50
%
JAN 02
FEB 02
MAR 02
APR 02
MAY 02
JUN 02
JUL 02
AUG 02
SEP 02
OCT 02
NOV 02
DEC 02
JAN 03
FEB 03
ERSTE BANK
ATX
DJ EURO STOXX BANK INDEX


ANDREAS TREICHL


FRANZ HOCHSTRASSER


ELISABETH BLEYLEBEN-KOREN


ERWIN ERASIM


REINHARD ORTNER


ANDRE-P. HOROVITZ

THE MANAGING BOARD

Winning Team

The Managing Board of Erste Bank

Andreas Treichl
Chairman of the Managing Board since July 1997

RESPONSIBLE FOR Group Communication & Corporate Affairs, Savings Banks, Group Strategic Development, Auditing, Legal Services, Group Marketing

Elisabeth Bleyleben-Koren
Deputy Chairwoman of the Managing Board since May 1999

RESPONSIBLE FOR Austrian Branches, Corporate Banking, Large Corporate Customers & Project Finance, Human Resources, Marketing Control, Credit Risk Management Austria & Central Europe, Target-Group Management & Transaction Banking, Implementation Management for Sales

Reinhard Ortner
Member of the Managing Board since July 1997

RESPONSIBLE FOR International Business, Accounting, Equity Investments, Credit Risk Management International Business

Franz Hochstrasser
Member of the Managing Board since January 1999

RESPONSIBLE FOR Investment Banking, Treasury, Private Banking & Asset Management

Erwin Erasim
Member of the Managing Board since January 2001

RESPONSIBLE FOR Payments & Processing, Group Organisation & IT, Securities & Treasury Operations, Infrastructure & Logistics

André P. Horovitz
Member of the Managing Board since January 2003

RESPONSIBLE FOR Group Risk Management, Planning & Controlling

Landmark achievements
Highlights 2002

Leading: **More than 10 million customers**
Successful: **Capital increase**
Higher: **Free float rises to 64.4%**
Listing: **Erste Bank share is traded in Prague**
Boosted: **Net profit grew by 14.3%**
Majority: **Stake in Česká spořitelna increased**
Expansion: **Acquired Riječka banka**
Share: **Gains in a declining market**
Savings Banks: **Established the cross-guarantee system**
Transformation: **Integrated Tiroler Sparkasse and Slovenská sporiteľňa**

THIS ALMOST SOUNDS LIKE A STOCK PHRASE. DOES YOUR STAFF BELIEVE IN IT?

_____ That these principles are actually accepted and practised is proved by our employees' ownership of Erste Bank shares. We are particularly proud of the strong interest shown in Erste Bank shares by our staff in Central Europe. About 900 employees at our Central European banking units bought Erste Bank shares through our most recent employee share ownership plan.

IN CONTRAST TO THE STRONG BUSINESS IN THE NEIGHBOURING COUNTRIES, MARGINS IN THE AUSTRIAN MARKET ARE DECLINING. HOW IS ERSTE BANK REACTING TO THE INCREASINGLY DIFFICULT SITUATION AT HOME?

_____ What you won't hear me do is to complain about the low margins in Austria. For our customers these margins mean that they are certainly receiving the best banking services at the lowest price, even if some clients probably don't know this. For us it means that, through our co-operation with the savings banks, we will seek to generate additional synergies and lower costs.

_____ For instance, we have a programme under way that aims to free employees from processing-tasks and give them more time to serve customers directly. In addition, in Austria as in our other markets, we will bolster income by stepping up cross-selling.

WHAT DOES THIS MEAN FOR CUSTOMERS?

_____ As in the past, our branches remain a central pillar of our distribution model, because we want to be as close to the customers as possible. But this objective also means that we open up new ways for customers to access our services. We let the customer decide where, when and how to use our offering. As an early step in this direction, last year we standardised the IT system in the savings bank sector. In addition to reducing costs, this allowed us to improve our service noticeably. The customers of every savings bank can now do their banking at any savings bank branch in Austria. We are the only banking group in the country to offer this level of convenience.

ERSTE BANK TODAY IS THE FINANCIAL SERVICES LEADER IN CENTRAL EUROPE. WHAT DEVELOPMENTS DO YOU EXPECT TO SEE BY 2005?

_____ We went public in 1997 with a strategy that is now beginning to bear fruit. We completed the very successful transformation of Česká spořitelna in 2002. The integration of Slovenská sporiteľňa was concluded early in 2003. By the summer of 2003 we will also have merged our two Croatian banking units.

_____ There can be no doubt that competition in the banking sector in Central Europe is intensifying. I am convinced that in 2005 there will be at most four flourishing retail banks in the region. One of them is certain to be Erste Bank, since our position as the largest financial institution in this fast-growing region is very secure, thanks not least to the steady stream of new customers.

YOU HAVE HIGHLIGHTED THE BANK'S ACHIEVEMENTS. HOW WILL THIS BUSINESS TREND BENEFIT YOUR SHAREHOLDERS?

_____ Although I cannot venture a specific forecast, there is one thing I can say with complete conviction, in addition to what I have already discussed: At the moment there are few bank shares with as much profit potential as Erste Bank's. A look at our share price shows that investors agree. In the past several years we were one of the very few banks to continually boost the market value of our share.

_____ We also have big plans for the future. By 2005 we aim to double our net profit to about EUR 500 million. Through tireless streamlining of all our processes and by continuous cost reduction, we are also confident that we can increase return on equity to 15% and bring down the cost-income ratio to between 60 and 62%. Then there is market capitalisation, which I see as a central success factor: Since going public, we have doubled our value in the stock market to almost EUR 4 billion; by 2005 we want to raise it substantially further. We regard this as critical in giving our shareholders continued good performance as an independent financial services provider.





YOUR BANKING GROUP IS NOW HOME TO SIX LANGUAGES AND MORE THAN 30,000 EMPLOYEES. HOW HAS ERSTE BANK COPED WITH THIS ENORMOUS GROWTH?

_____ Our expansion strategy is based on a unifying approach: We do not just call ourselves a Central European banking group, but have made this claim an everyday reality in our operations. For our customers it is especially important that decisions are made locally and not in distant financial centres. And for our employees too, this identity is a dominant factor in the process of integration, without which our growth would not be possible. Thus, Česká spořitelna is still a Czech bank today and Slovenská sporiteľňa remains a Slovak institution. In Hungary and Croatia as well, the decisions are made as much at the regional branches as in Austria. The tasks of the Group head office in Vienna consist primarily of strategy development, the setting of clear targets, and group-wide risk control as well as the direction of all major Group functions. Above all, however, we support the transformation processes of our Central European banking subsidiaries to create modern financial services providers that put their clients' needs first.



A stage win on the growth path
One-on-one with Chairman Andreas Treichl

MR. TREICHL, WITH NET PROFIT OF EUR 255.2 MILLION, ERSTE BANK WAS MORE PROFITABLE IN 2002 THAN EVER BEFORE. WHAT MADE IT POSSIBLE?

_____ I believe that this strong business performance was driven by three factors. First, we have consistently stayed true to our strategy since our initial public offering in 1997: We are, and remain, a savings bank that concentrates on serving the economic "middle class", by which I mean both the retail customers and small to mid-sized businesses. Second, we are one of the first western banks to have positioned ourselves in this same segment in Central Europe as well, where we are now the leading financial services provider with more than 10 million customers. The third and probably most important reason is the high quality of our staff, who truly go the extra mile for their clients.

BEYOND THESE FUNDAMENTAL DRIVERS OF YOUR SUCCESS, WHAT WERE SOME OF THE SPECIFIC MILESTONES IN 2002?

_____ The most outstanding achievement last year was clearly the transformation of Česká spořitelna, which is now one of the best retail banks in all of Central Europe. It is no accident that, with better service and new products, this institution has won more than one million new customers since we acquired it. In Croatia, the acquisition of Riječka banka has made us the third largest banking group. And Slovenská sporiteľňa is no longer only the biggest bank in the Slovak Republic, but became the most profitable as well in 2002. In Hungary too we had a genuinely strong year.

_____ An essential reason for our success is the smooth co-operation with the Austrian savings banks. It is a model that makes us the envy of Germany's savings banks, among others. Especially last year, our cross-guarantee system - which, unlike other banks, guarantees the full amount of every customer's savings deposits - became another building block that greatly expands the close partnership in functions such as marketing, product development and securities settlement.

_____ Evidence that our strategy is a winner comes from the well-received capital increase in 2002. Overcoming the adverse market conditions, we succeeded in raising EUR 642 million (gross) for our continued expansion. Of course, to accomplish this we had to convince shareholders through a clear strategy, compelling earnings potential and rigorous execution. We are also extremely pleased with the listing of our share in Prague. It shows that, far from merely paying lip service in our strategy to becoming Central European, we have taken root in the region.

THE GROWTH FORECASTS FOR CENTRAL EUROPE REMAIN HIGH. HOW CAN ERSTE BANK CONTINUE TO HARNESS THIS POTENTIAL IN THE FUTURE?

_____ By going on doing exactly what we are already practising successfully in Austria: Giving our full attention to the needs of our customers. Don't forget: Central Europe is Europe's only true growth market where economic activity and prosperity are concerned, and this will not change anytime soon. To cite just one telling fact: While every Austrian on average has EUR 12,000 invested in insurance and retirement savings products, in Central Europe the amount is barely EUR 280. Even taking into account the income differential of one to ten, you get an idea of the region's vast potential.

FROM 2004 THESE NEIGHBOURING COUNTRIES WILL ALSO FORM PART OF THE EU. WHAT DOES THAT MEAN FOR ERSTE BANK?

_____ It squarely validates our strategy of developing the region as our extended home market. Something that will change markedly with the EU's expansion is Erste Bank's risk profile. While today, 80% of our customers are located outside the EU, by 2004 some 95% will be EU citizens. That makes a huge difference to investors in particular - and thus ensures that the Erste Bank share will remain a highly attractive investment.

_____ But we need to think beyond 2004 and position ourselves for the next round of EU expansion in 2007 as well. In order to ensure the profit potential in those countries which plan to join the EU then, we will look very closely at the bank privatisation process in these markets. We will apply several key criteria. For a bank there to be of interest to us, it must give us a dominant national market position in the retail segment. Also, its loan portfolio must be sufficiently transparent, and above all well-secured.

Our core strategies	The most important goals are already attained	Where we are going from here
Focusing on and exploiting core business potentials	Strengthened and expanded the domestic business; Erste Bank and savings banks have up to 25% market share in Austria	Continue volume and earnings growth in core activities; expand distribution of bancassurance products
Building a strong retail franchise with the Austrian savings banks	Consolidated the Austrian savings bank sector; established joint production, unified marketing, cross-guarantee system	Intensify cross-selling in insurance, leasing and real estate; raise efficiency by linking savings banks to common IT platform
Targeting a home market of 40 million people in Central Europe	Market leadership in the Czech Republic and Slovak Republic, with a strong presence in Hungary and Croatia; Erste Bank already serves over 10 million customers in Central Europe making it the region's top retail bank	Consolidate our market shares; enhance position in those countries of the extended home market where share has not yet reached 20%; use the growth potential from convergence of candidates for EU accession; explore establishing presence in countries that could join the EU from 2007
Transferring the multi-channel distribution model throughout Central Europe	Developed an integrated multi-channel distribution model with savings banks; e-business products are more and more popular with customers	Develop the alternative distribution channels in the extended home market based on the model used in Austria



Czech Republic
Česká spořitelna, a.s.
Slovak Republic
Slovenská sporiteľňa, a.s.
Austria
Erste Bank and Savings Banks
Hungary
Erste Bank Hungary Rt.
Croatia
Riječka banka d.d.
Erste & Steiermärkische Banka d.d.

Erste Bank

PHONE: from within Austria 05 0100 - 10100
international +43 5 0100 - 10100
INTERNET: www.erstebank.at

Investor Relations

Erste Bank, Graben 21, 1010 Vienna/Austria
E-MAIL: investor.relations@erstebank.at
FAX: from within Austria 05 0100 - 13112
international +43 5 0100 - 13112
INTERNET: www.erstebank.com/ir

Gabriele Semmelrock-Werzer
PHONE: from within Austria 05 0100 - 11286
international +43 5 0100 - 11286
E-MAIL: gabriele.werzer@erstebank.at

Thomas Schmee
PHONE: from within Austria 05 0100 - 17326
international +43 5 0100 - 17326
E-MAIL: thomas.schmee@erstebank.at

Ticker symbols

Reuters	ERST.VI
Bloomberg	DESC AV
Datastream	O:ERS
ISIN	AT0000652011
ADR Cusip-Code	296 036 304

Contents

Delivered as promised
Our strategy works

The core strategies set when Erste Bank went public in 1997 have succeeded: Measured by number of customers, Erste Bank today is the leading provider of financial services in Central Europe. Erste Bank achieved the targets in 2002 and has ambitious plans for the future.


2002 Annual Report

Erste Bank 2002

The Leading Financial Services Provider in Central Europe

Leading: **More than 10 million customers**

Successful: **Capital increase**

Higher: **Free float rises to 64.4%**

Listing: **Erste Bank share is traded in Prague**

Boosted: **Net profit grew by 14.3%**

Majority: **Stake in Česká spořitelna increased**

Expansion: **Acquired Riječka banka**

Share: **Gains in a declining market**

Savings Banks: **Established the cross-guarantee system**

Transformation: **Integrated Tiroler Sparkasse and Slovenská sporiteľňa**



Key figures for Erste Bank share

	2002 in EUR	2001 in EUR	2000 in EUR	1999 in EUR
Share price				
High	85.83	62.00	51.30	57.25
Low	53.00	47.00	40.85	36.77
Closing price	64.15	59.70	48.00	44.00
Share ratios				
Earnings per share	4.73	4.47	4.21	3.74
Price-earnings ratio	13.56	13.36	11.40	11.80
Dividend per share	1.24 [1]	1.24	1.24	1.24
Payout ratio (in %)	29.1%	27.7%	32.6%	33.5%
Dividend yield (in %)	1.9%	2.1%	2.6%	2.8%
Book value per share	41.47	37.80	36.82	32.34
Operating result per share	19.24	14.13	9.40	7.91
Price-book value ratio	1.5	1.6	1.3	1.4
Total Shareholder Return (TSR)				
TSR (in %)	9.35%	26.50%	11.7%	(0.7%)
Average TSR (in %)	9.13%	9.10%	4.7%	2.4%
Number of shares				
Number of shares outstanding	59,825,114 [2]	50,362,955	50,360,799	44,360,799
Average number of shares outstanding	53,942,369 [2]	49,965,944	45,543,554	43,994,534
Market capitalisation (in EUR billion)	3.84	3.01	2.42	1.95
Trading volume (in EUR billion)	2.85	1.33	0.95	1.34

1) Recommendation to Annual General Meeting
2) The Erste Bank shares held by the cross-guarantee system savings banks were not deducted from the number of shares outstanding.

Ratings

FITCH	
Long-term	A
Short-term	F1
Individual	C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	C+
Standard & Poor's	
Short-term	A-2

Performance of Erste Bank share



90
85
80
75
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65
60
55
50
45
40
35
EUR
DEC 97
FEB 03

Key figures (IFRS)	2002[3] in EUR million	2001[2] in EUR million	2000[1] in EUR million	1999 in EUR million
Balance sheet				
Total assets	121,222	86,033	71,196	52,443
Loans and advances to credit institutions	15,492	18,913	19,472	10,295
Loans and advances to customers	64,435	39,210	31,238	26,405
Risk provisions for loans and advances	(2,983)	(1,875)	(1,544)	(965)
Trading assets, other current assets, financial instruments	32,795	21,093	16,684	13,192
Other assets	11,483	8,692	5,346	3,516
Total liabilities and shareholders' equity	121,222	86,033	71,196	52,443
Amounts owed to credit institutions	26,425	28,642	25,638	20,571
Amounts owed to customers	61,308	37,175	28,841	19,533
Debts evidenced by certificates, including subordinated capital	17,577	12,707	10,736	8,328
Other liabilities, provisions	10,708	4,346	3,292	2,147
Minority interests	2,723	1,259	833	428
Shareholders' equity	2,481	1,904	1,856	1,436
Changes in qualifying capital				
Risk-weighted assets pursuant to Sec. 22 Banking Act	60,257	37,803	31,879	27,750
Qualifying consolidated capital pursuant to Sec. 23 & 24 Banking Act	6,983	4,308	3,956	3,296
of which core capital (Tier 1)	3,800	2,337	2,125	1,753
Solvency ratio pursuant to Sec. 22 Banking Act (in %)	11.0%	10.7%	11.2%	10.8%
of which core capital ratio (in %)	6.3%	6.2%	6.7%	6.3%
Income statement				
Net interest income	2,463.0	1,438.9	924.0	736.3
Risk provisions for loans and advances	(406.4)	(203.6)	(161.9)	(132.5)
Net comission income	944.3	574.6	423.4	322.4
Net trading result	167.4	152.6	127.4	113.7
General administrative expenses	(2,432.0)	(1,454.3)	(1,001.0)	(821.7)
Operating result	1,151.2	711.7	473.7	350.7
Profit before tax	664.6	405.7	267.8	241.6
Net profit after minority interests	255.2	223.3	191.8	164.6
Profitability				
Interest margin in % of average total assets	2.17%	1.78%	1.50%	1.34%
Net profit after minority interests in % of average total assets	0.22%	0.28%	0.31%	0.30%
Net profit after minority interests in % of risk-weighted assets (RWA)	0.42%	0.59%	0.65%	0.59%
Cost-income ratio (in %)	67.9%	67.1%	67.9%	70.1%
Return on equity (ROE) (in %)	12.7%	12.4%	12.3%	12.1%
Earnings per share (in EUR)	4.73	4.47	4.21	3.74
Additional information				
Number of employees	36,923	28,222	23,810	8,416
thereof Austria	15,654	7,425	6,615	6,944
thereof Česká spořitelna-Group	12,994	13,341	15,742	-
thereof Slovenská sporiteľňa, a.s.	5,248	5,856	-	-
thereof Riječka banka d.d.	955	-	-	-
thereof other CEE subsidiaries	1,682	1,600	1,453	1,472
Number of bank branches				
Austria	1,068	315	279	304
Czech Republic	673	684	707	7
Slovak Republic	353	441	-	-
Hungary	79	66	55	56
Croatia	112	34	30	27



2002 Annual Report

Contents

The Erste Bank Share

In 2002 the share of Erste Bank again ranked among the top performers in the banking sector. The value of Erste Bank's single-minded strategic focus was memorably confirmed by the success of the capital increase: In spite of the inauspicious stock market environment, the offering was strongly oversubscribed. Additional impetus for the share performance came from the listing on the Prague stock exchange. Here, demand for the issue also greatly invigorated the Czech capital market.

Performance of equity indices

STEEP DECLINE ON INTERNATIONAL STOCK MARKETS AND SLUMPING SHARE PRICES IN BANKING SECTOR

_____ The global bear market for equities that began in the summer of 2000 persisted last year. Daunting macroeconomic concerns, a flood of corporate profit warnings, the accounting scandals in the United States and the conflict between the United States and Iraq caused the international stock markets to plunge in 2002. Thus, the FTSE Eurotop 300 Index fell by more than one-third in its third consecutive year of losses while the Dow Jones Index experienced its sharpest loss in 25 years. In the first two months of 2003 the world's equity markets suffered further declines, driven primarily by the geopolitical uncertainty and mounting fears of war.

_____ Alongside telecom and technology shares, financial issues shed more of their value than other sectors in 2002 and 2003 to date. The slump in bank share prices was triggered by accounting scandals and the associated risks in corporate lending. The decline was compounded by deepening worries over the effects of the three-year bear market on bank balance sheets and concerns over a deterioration in loan portfolios. Disappointing results both at US and European banks and the downgrading of some German banks by rating agencies aggravated the situation since the autumn of 2002. Share prices of some banks plummeted to historic lows. Last year the DJ Euro Stoxx Bank Index thus lost about 27% of its value, a trend that continued to the end of February 2003. In the 14 months since the end of 2001 the sector index for European banks fell by a total of 31.3%.

VIENNA STOCK EXCHANGE MANAGES SMALL GAIN OF 0.8% IN 2002

_____ With a narrowly positive performance in 2002, the Vienna stock market more than held its own in the worst year for equities since 1974. While most European share indices fell by more than one-quarter, the ATX closed 2002 on a 0.8% gain. This trend persisted in the first two months of 2003. On balance, the ATX rose by 1.6% in the 14 months to the end of February. This compared very favourably with the decline of about 56% in Germany's DAX Index over the same period. The positive performance of the ATX was made possible by three main factors: an economic situation in Austria that is better than in Germany, the favourable perception of the EU's planned eastward expansion, and some unexpectedly good business results of listed companies.

Performance of the Erste Bank share, DJ Euro Stoxx Bank Index and ATX since the beginning of 2002 (indexed)



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90
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70
60
50
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JAN 02
FEB 02
MAR 02
APR 02
MAY 02
JUN 02
JUL 02
AUG 02
SEP 02
OCT 02
NOV 02
DEC 02
JAN 03
FEB 03
ERSTE BANK
ATX
DJ EURO STOXX BANK INDEX

Performance of the Erste Bank share

TOP PERFORMANCE DEFIES NEGATIVE SECTOR TREND: ERSTE BANK SHARE RISES BY 7.5%

_____ One of the best performers in 2002 was the share of Erste Bank, rising significantly against the negative sector trend. After an outstanding advance of 19.5% in the first three months, the Erste Bank share continued its upward trend until the beginning of May. On 2 May the price reached an all-time intraday high of EUR 88.45; on 6 May the share marked a historic closing high of EUR 85.83. At that point the year-to-date performance for 2002 was 43.8%. Yet, the Erste Bank share too was unable to escape the dramatic slide in share prices of European banks in September, a month when the DJ Euro Stoxx Bank Index lost 23.8%. On 7 October the share price registered its low for the year of EUR 53.00. The share then rallied from the end of November, clearly outperforming the European banking sector index with a year-end closing price of EUR 64.15 and a gain of 7.5% over the year. This positive trajectory partly results from Erste Bank's effective positioning in the growth markets of Central Europe – which in turn is the reward of a strategy endorsed both by international brokers and by institutional investors worldwide.

_____ As of the end of 2002 the market capitalisation of Erste Bank reached EUR 3.8 billion. The rise of about 23% from one year earlier represented above all the increase in shares outstanding produced by the secondary public offering (SPO) in 2002 and the 7.5% gain in Erste Bank's share price.

Share performance at a glance

	Since IPO[1] Dec. 1997	Since SPO[2] Sep. 2000	Since SPO[2] July 2002	2002
Erste Bank share	+ 44.7%	+ 36.5%	(8.0%)	+ 7.5%
ATX	(11.9%)	(1.6%)	(5.7%)	+ 0.8%
DJ Euro Stoxx Bank Index	–[3]	(43.5%)	(21.0%)	(26.6%)

1) Initial public offering
2) Secondary public offering
3) Comparison since IPO is not applicable as Erste Bank has been included in this index only since 16 January 1998

The Erste Bank share is represented in the following indices

> ATX – Austrian Traded Index
> ATX Prime
> PX 50
> PX-D
> DJ Euro Stoxx Bank Index
> MSCI Standard Index Austria
> FTSE Eurotop 300 Index
> FTSE4Good Europe Index

Key figures for the Erste Bank share in 2002

in EUR	2002
Earnings per share	4.73
Price-earnings ratio	13.56
Dividend per share	1.24 [1]
Payout ratio (in %)	29.1%
Dividend yield (in %)	1.9%
Book value per share	41.47
Operating result per share	19.24
Total shareholder return (in %)	9.35%
Average total shareholder return (in %)	9.13%
Number of shares outstanding[2]	59,825,114
Average number of shares outstanding[2]	53,942,369
Market capitalisation (in EUR billion)	3.84
Trading volume (in EUR billion)	2.85

1) Recommendation to Annual General Meeting
2) The Erste Bank shares held by the cross-guarantee system savings banks were not deducted from the number of shares outstanding.

Capital increase in 2002

TWICE-OVERSUBSCRIBED GLOBAL OFFERING VALIDATES STRATEGIC POSITIONING

______ In order to secure the resources for continued strategic growth, Erste Bank staged a capital increase in July 2002 that was very well-received. A total of 9.21 million shares were taken up by institutional and private investors in a global offering. The proceeds of this SPO of approximately EUR 642 million in gross terms makes the offering the largest capital market transaction ever carried out in Austria, and one of the largest share offerings by a European bank during the reporting period. Notwithstanding the difficult market environment, the global offering was twice oversubscribed. This led to the exercising of a greenshoe, or over-allotment option, whereby 800,000 shares were allotted from the holdings of DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse (AVS). The strong demand underlines investors' confidence in the superb strategic positioning and ample growth and earnings potential of Erste Bank. Most of the proceeds were used to acquire shares of Česká spořitelna, a.s. from AVS. In all, the capital increase expanded the Erste Bank free float to 64.4%, thus enhancing the share's liquidity in particular.

Trading volume

TRADING VOLUME BOOSTED BY CAPITAL INCREASE AND PRAGUE LISTING

______ On average in 2002, some 86,000 Erste Bank shares were traded per day on the Vienna stock exchange. After the SPO in July, the daily share trading volume rose by nearly 25%. With its October 2002 listing on the Prague stock exchange, the Erste Bank share has become the first foreign issue to be traded on the Czech market. In its first three months of trading, daily volume already reached an average of about 20,000 shares, a compelling demonstration of the Erste Bank share's excellent potential in the Czech Republic. A significant effect of Erste Bank's Czech listing is that it attracts new segments of investors and thus stimulates the country's capital market.

Ownership structure

Largest institutional investors	
Austria Versicherungsverein	3.6%
Generali	2.6%
Uniqa	2.5%
Swedbank	3.4%
Dexia Bank	2.0%
Commerzbank	1.7%

Largest savings bank shareholders	
Kärntner Sparkasse	1.3%
Allgemeine Sparkasse OÖ	0.9%
Steiermärkische Sparkasse	0.9%
Sparkasse Dornbirn	0.4%


35.6%
AVS
64.4%
Free float
7.7%
thereof Austrian savings banks

Research reports covering the Erste Bank share[1)]

> BNP Paribas
> CA IB Investmentbank AG
> Deutsche Bank AG
> Dresdner Kleinwort Wasserstein
> Fox-Pitt, Kelton
> Goldman Sachs
> HSBC
> ING
> JP Morgan
> Lehman Brothers
> Merrill Lynch
> Patria
> Raiffeisen Centrobank AG
> Schroder Salomon Smith Barney
> UBS Warburg

1) This list comprises all institutions known to Erste Bank at the editorial deadline that prepare research reports on the Erste Bank share.

Proposed distribution of profit

PROPOSING A PAYOUT RATIO OF 29.1%, DIVIDEND OF EUR 1.24 PER SHARE

——— Despite Erste Bank's purposeful acquisition strategy, the dividend in the past several years has been constant or rising. Payment of a dividend of EUR 1.24 per share (unchanged on the prior year) will be proposed to the AGM in 2003. This corresponds to a payout ratio of 29.1%. In the interest of treating all shareholders alike, new shares from the 2002 capital increase (listed on the Vienna stock exchange since 16 July) and from the 2002 employee stock ownership programme (ESOP) are entitled to a dividend for the full 2002 financial year.

Financial calendar

6 May 2003	Annual General Meeting
9 May 2003	Ex-dividend date and dividend payment date
16 May 2003[1]	Release of results for the first quarter of 2003
20 August 2003[1]	Release of results for the first half of 2003
13 November 2003[1]	Release of results for the third quarter of 2003

1) Preliminary date

Erste Bank Investor Relations

Graben 21, A-1010 Vienna/Austria
E-MAIL: investor.relations@erstebank.at
FAX: from within Austria 05 0100-13112
international +43 5 0100-13112
INTERNET: www.erstebank.com/ir

Gabriele Semmelrock-Werzer
PHONE: from within Austria 05 0100-11286
international +43 5 0100-11286
E-MAIL: gabriele.werzer@erstebank.at

Thomas Schmee
PHONE: from within Austria 05 0100-17326
international +43 5 0100-17326
E-MAIL: thomas.schmee@erstebank.at

Erste Bank

Graben 21, A-1010 Vienna/Austria
PHONE: from within Austria 05 0100-10100
international +43 5 0100-10100
INTERNET: www.erstebank.at

Ticker symbols

Reuters	ERST.VI
Bloomberg	DESC AV
Datastream	O:ERS
ISIN	AT0000652011
ADR Cusip-Code	296 036 304

Corporate Governance

In the interest of accountable business management, Erste Bank is committed to implementing the Austrian Code of Corporate Governance. In order to ensure the greatest possible transparency for all stakeholder groups, Erste Bank already adheres to all statutory rules and most of the recommendations of this Code. Good corporate governance is regarded as a key element of Erste Bank's corporate culture.

The Austrian Code of Corporate Governance

NEW CODE BRINGS HIGH TRANSPARENCY TO AUSTRIAN CAPITAL MARKET

In early October 2002 the Austrian Working Group for Corporate Governance presented the Austrian Code of Corporate Governance ("the Code"). The Working Group consisted of representatives of the Austrian Institute of Certified Public Accountants, the Austrian Association for Financial Analysis and Asset Management, listed companies, investors, Wiener Börse (Vienna stock exchange), unions, employers, and academics. Representatives of Erste Bank as well contributed their expertise to the drafting of the Code.

The Code constitutes a voluntary, self-regulatory initiative and goes beyond the statutory responsibilities of a corporation. The Code seeks to promote accountable corporate management and supervision that sustainably create value and that balance and define all rights and responsibilities of every stakeholder - management, supervisory board, employees, shareholders and the general public - and the relationships between these groups. The Code is designed to ensure a high degree of transparency for all stakeholders.

Erste Bank has a strong commitment to good corporate governance

ERSTE BANK CONFORMS CLOSELY TO AUSTRIAN CODE OF CORPORATE GOVERNANCE

The consistent application of the principles of good corporate governance for the benefit of all stakeholders is considered integral to Erste Bank's corporate culture. Given its longstanding commitment to these principles, Erste Bank already adheres today to all statutory rules of the Austrian Code of Corporate Governance and to most of the Code's recommendations.

As early as 1997, by way of aligning the interests of the management with those of the other stakeholders, Erste Bank established a share option plan. This involved setting up a management stock option plan that allowed senior executives to participate in the performance of Erste Bank's share.

At the public offerings in 1997 and 2000, Erste Bank employees had the opportunity to acquire Erste Bank shares at preferential terms and thus to benefit from the Group's upside potential on the stock market. In 2002, in addition to a management share option plan, a new employee stock ownership programme (ESOP) was launched under the name "Creating Value" for all Group staff. The strong demand from employees has reinforced the management's intention to continue the ESOP, with the goal of raising employees' ownership of Erste Bank to about 5% in the medium term.

The inclusion of employees forms an important part of Erste Bank's corporate culture. This manifests itself in large-scale staff surveys whose results are analysed by external consultants and taken into account in the management's decisions. The first survey throughout Austria was conducted in 2000; another one will be conducted in the first half of 2003. Similar surveys are carried out at the subsidiaries in Central Europe.

Safeguarding the rights of all shareholders is deemed to be the first rule of corporate management. Erste Bank thus created a clear capital structure that comprises only ordinary shares. Consistent with giving shareholders a substantial share in company profits, Erste Bank announced in the course of its initial public offering in 1997 that it would strive to pay dividends at a rate of about 30% when possible. In the years since then this objective has been largely met.

The need of shareholders to speak directly with top management is answered by Internet chats that have been held regularly since 2000. These events give investors the opportunity to find out first-hand about current developments at Erste Bank.

The rights and responsibilities of employees and their conduct towards customers ("Code of Conduct") are specified in a detailed and comprehensive set of instructions. These ground rules are binding for employees; their current version is always available on Erste Bank's intranet.

The new Austrian Code of Corporate Governance in detail

_____ The Austrian Code of Corporate Governance ("the Code") currently consists of 79 rules that are divided into three categories:

1. Legal Requirement (L):	Rules that are based on binding statutory requirements
2. Comply or Explain (C):	Rules that compliant enterprises are expected to follow; non-observance must be explained and justified in order to achieve compliance with the Code.
3. Recommendation (R):	Rules that serve as recommendations; non-observance need not be disclosed or justified

_____ The aim of the Code is a general increase in transparency in matters of corporate governance. For this reason, departures from a "C rule" must be explained and justified. For the purposes of the Code, a valid justification is equivalent to compliance with the rule in question. Of course, rules that are based on statutory requirements must be observed irrespective of the Code.

_____ The complete original wording of the Code can be downloaded from the Internet at www.corporate-governance.at.

Corporate governance report of Erste Bank

COMPLIANCE WITH CODE IS DESCRIBED IN ANNUAL CORPORATE GOVERNANCE REPORT

_____ As a credit institution, Erste Bank is subject to special legal requirements and is supervised by the Austrian Financial Market Authority among other agencies. Erste Bank is committed to adhering to the Code's rules to the extent that they are applicable to its particular situation as the lead institution of the Austrian savings bank sector. In view of these special circumstances, the Managing Board and the Supervisory Board have decided to publish annually, beginning in 2003, a report that details the compliance with the Code and provides justification for deviations from individual rules. Separately, Erste Bank is already providing information on the current status of its conformity with the rules of the Code. Deviations result in part from Erste Bank's compliance with statutory or voluntary higher quality requirements.

_____ In its yearly report on compliance, Erste Bank also deals with any non-observance of rules that serve as recommendations (the "R rules").

General Meeting

4 (C) A GENERAL MEETING MUST BE CONVENED AT LEAST THREE WEEKS IN ADVANCE. THE INVITATION TO THE GENERAL MEETING, THE ANNOUNCEMENT OF THE AGENDA, THE MOTIONS AND DOCUMENTS TO BE PRESENTED TO THE SHAREHOLDERS, WHICH MUST BE MADE AVAILABLE FROM THE DATE THE MEETING HAS BEEN CONVENED FOR INSPECTION BY THE SHAREHOLDERS, AS WELL AS ANY OTHER MOTIONS OR COUNTERMOTIONS FROM SHAREHOLDERS THAT HAVE BEEN BROUGHT TO THE ATTENTION OF THE COMPANY IN A TIMELY MANNER SHALL BE MADE AVAILABLE ON THE COMPANY'S WEBSITE FOR DOWNLOADING AT LEAST ONE WEEK IN ADVANCE.

_____ A proposed change to the Articles of Association which would adopt the requirement to convene General Meetings at least three weeks in advance was approved by the Supervisory Board of Erste Bank and will be presented to the Annual General Meeting for voting on 6 May 2003.

Responsibilities of the Managing Board

18 (C) DEPENDING ON THE SIZE OF THE ENTERPRISE, A SEPARATE STAFF UNIT IS TO BE SET UP FOR INTERNAL AUDITING, WHICH SHALL REPORT TO THE MANAGING BOARD, OR THE TASK OF CONDUCTING INTERNAL AUDITS MAY BE CONTRACTED OUT TO A COMPETENT INSTITUTION. AT LEAST ONCE A YEAR, A REPORT ON THE AUDITING PLAN AND ANY MATERIAL FINDINGS IS TO BE PRESENTED TO THE ACCOUNTING COMMITTEE SET UP BY THE SUPERVISORY BOARD (AUDIT COMMITTEE, FINANCIAL REPORTING AND AUDIT COMMITTEE).

_____ In accordance with Section 42 of the Austrian Banking Act, Erste Bank has established an internal auditing department that reports directly to the Managing Board. The sole purpose of this department is the continuous and thorough verification of the legality, orderliness and appropriateness of the entire Group's business activities and functions. In addition to the annual reporting to the Audit Committee required under the Code, Erste Bank also complies with Section 42 (3) of the Austrian Banking Act in that the head of internal auditing reports on material audit findings directly to the chairman of the Supervisory Board on a quarterly basis.

Conflicts of interest and insider trading

20 (L) AS A MEASURE TO PREVENT INSIDER DEALINGS, THE COMPANY SHALL ISSUE INTERNAL GUIDELINES GOVERNING THE PASSING ON OF INFORMATION AND SHALL MONITOR COMPLIANCE WITH THE SAID RULES. THE COMPANY SHALL APPLY THE PROVISIONS OF THE COMPLIANCE DECREE FOR ISSUERS PROMULGATED BY THE FINANCIAL MARKET AUTHORITY.

21 (R) THE MANAGING BOARD SHALL TAKE MEASURES TO ENSURE THAT THE PROVISIONS OF THE COMPLIANCE DECREE FOR ISSUERS ARE IMPLEMENTED THROUGHOUT THE ENTIRE ENTERPRISE AS FAR AS ECONOMICALLY REASONABLE.

48 (C) ALL MEMBERS OF THE SUPERVISORY BOARD SHALL ACKNOWLEDGE AND CONSENT TO THE COMPLIANCE DECREE FOR ISSUERS IN WRITING.

_____ A compliance officer has been appointed to continuously monitor and ensure Erste Bank's conformity with the compliance rules. As well, the Standard Compliance Code developed jointly by Austria's banks was introduced at Erste Bank. All members of the Managing Board and Supervisory Board and all employees of Erste Bank have agreed in writing to observe the strict rules of the Standard Compliance Code.

_____ What is more, although the Issuer Compliance Directive does not apply to Erste Bank, the bank is in compliance with the substance of this directive.

24 (L) ALL TRANSACTIONS BETWEEN THE COMPANY OR A GROUP COMPANY AND THE MEMBERS OF THE MANAGING BOARD OR ANY PERSONS OR COMPANIES WITH WHOM THE MANAGING BOARD MEMBERS HAVE A CLOSE RELATIONSHIP MUST BE IN LINE WITH COMMON BUSINESS PRACTICE. THE TRANSACTIONS AND THEIR CONDITIONS MUST BE APPROVED IN ADVANCE BY THE SUPERVISORY BOARD WITH THE EXCEPTION OF ROUTINE DAILY BUSINESS TRANSACTIONS.

_____ Some of the provisions of Section 28 of the Austrian Banking Act go beyond those of the Code. Thus, Erste Bank may only enter into transactions with the members of its Managing Board or Supervisory Board or the circle of persons identified in the Austrian Banking Act if there is unanimous approval from the Managing Board and approval from the Supervisory Board. Loans and advances extended by Erste Bank to its employees also require the approval of the Supervisory Board.

26 (C) APPROVAL BY THE SUPERVISORY BOARD OR THE COMPETENT COMMITTEE IS REQUIRED BEFORE A MANAGING BOARD MEMBER MAY ACCEPT A POSITION ON THE BOARD OF AN ENTERPRISE OUTSIDE THE GROUP SUCH AS ON A SUPERVISORY BOARD, MANAGING BOARD OR A POSITION AS A MANAGING DIRECTOR. THE APPROVAL OF THE MANAGING BOARD IS REQUIRED FOR ANY SIDELINE BUSINESS UNDERTAKEN BY SENIOR MANAGEMENT.

_____ A corresponding clarification in item 10.4 of the Articles of Association was approved by the Supervisory Board and will be presented to the Annual General Meeting on 6 May 2003 for voting.

Compensation of the Managing Board

28 (C) IF A STOCK OPTION SCHEME IS PROPOSED, THE PARAMETERS OF COMPARISON TO BE APPLIED SHALL BE DEFINED IN ADVANCE AND MAY INCLUDE, FOR EXAMPLE, THE PERFORMANCE OF STOCK INDICES, SHARE PRICE TARGETS OR OTHER SUITABLE BENCHMARKS. RETROACTIVELY CHANGING PERFORMANCE GOALS (REPRICING) IS TO BE AVOIDED. ALL CHANGES ARE TO BE DISCLOSED AND EXPLAINED. BLOCKING PERIODS AND EXERCISE PERIODS AS WELL AS THE TIMEFRAME FOR EXERCISING STOCK OPTIONS ARE TO BE DEFINED. WHEN DEFINING A STOCK OPTION SCHEME, THE GOAL OF ACHIEVING SUSTAINABLE VALUE CREATION BY THE ENTERPRISE SHALL BE KEPT IN MIND. DECISIONS ON THE INTRODUCTION OF STOCK OPTION SCHEMES AND ANY CHANGES RELATING TO SUCH SCHEMES SHALL BE TAKEN AT THE GENERAL MEETING.

_____ In keeping with the Austrian Stock Corporation Act, at Erste Bank the decision on share option plans for the Managing Board rests with the Supervisory Board. This not only accords with the Act, but also seems appropriate in that the share options issued represent only a relatively small proportion of the Board members' total compensation. The extensive reporting and disclosure requirements under the legislation and the Austrian Corporate Governance Code assure that Erste Bank's investors are always fully informed about share option plans. The objectivity of the Supervisory Board in decisions on such matters is additionally underscored by the fact that its members do not receive share options from Erste Bank.

31 (R) THE COMPENSATION OF THE MANAGING BOARD IS TO BE REPORTED SEPARATELY FOR EACH MEMBER.

_____ The Managing Board of Erste Bank reserves the right to decide on this point at a later date.

Responsibilities of the Supervisory Board

35 (L) IN ACCORDANCE WITH THE AUSTRIAN STOCK CORPORATION ACT, THE SUPERVISORY BOARD SHALL FORMULATE IN CONCRETE TERMS A LIST OF BUSINESS TRANSACTIONS THAT ARE SUBJECT TO ITS APPROVAL, AND DEPENDING ON THE SIZE OF THE ENTERPRISE, SHALL DEFINE THE APPROPRIATE LIMITS ON AMOUNTS; THIS SHALL ALSO APPLY TO ANY MAJOR TRANSACTIONS CONCLUDED BY SUBSIDIARIES THAT ARE OF RELEVANCE TO THE GROUP.

_____ In addition to complying with the Stock Exchange Act, Erste Bank as a credit institution must observe the pertinent provisions of Section 27 of the Austrian Banking Act. Under this legislation, all exposures by Erste Bank (for example loans and off-balance-sheet transactions) that exceed 10% of Erste Bank's eligible qualifying capital require the explicit prior approval of the Supervisory Board. In addition, the Austrian Banking Act contains separate provisions regarding the maximum size of single exposures. For these approval requirements of the Supervisory Board arising from the Austrian Banking Act, Erste Bank set maximum amounts that are largely lower than the thresholds set by law.

Conflicts of interest and insider trading pertaining to the Supervisory Board

45 (C) SUPERVISORY BOARD MEMBERS MAY NOT ASSUME ANY FUNCTIONS ON THE BOARDS OF OTHER ENTERPRISES WHICH ARE COMPETITORS OF THE COMPANY.

_____ Some Supervisory Board members hold board positions in companies that, like Erste Bank, operate in the financial industry. However, these companies do not compete in a significant and direct way with Erste Bank, or the supervisory board position in question is the result of existing equity ties. The presence of these persons on the Supervisory Board of Erste Bank ensures that the Managing Board both receives advice and is supervised, particularly with regard to specialised financial-market-related questions and issues. In isolated instances where this provision is not fully complied with at present, Erste Bank will strive for compliance in future appointments.

47 (C) THE GRANTING OF LOANS BY THE ENTERPRISE TO MEMBERS OF THE SUPERVISORY BOARD SHALL NOT BE PERMITTED OUTSIDE THE SCOPE OF ITS ORDINARY BUSINESS ACTIVITY WITH THE EXCEPTION OF ROUTINE DAILY BUSINESS TRANSACTIONS.

_____ Lending forms part of the ordinary business activities of Erste Bank as a credit institution. Under Section 28 of the Austrian Banking Act, loans to members of the Supervisory Board that exceed the scope of routine everyday transactions require the unanimous approval of the Managing Board and the approval of the Supervisory Board.

Qualifications and composition of the Supervisory Board

51 (C) WHEN APPOINTING THE SUPERVISORY BOARD, THE GENERAL MEETING SHALL TAKE DUE CARE TO ENSURE THE ADEQUATE PERSONAL QUALIFICATION OF THE SUPERVISORY BOARD MEMBERS AS WELL AS A BALANCED COMPOSITION OF EXPERT KNOW-HOW ON THE SUPERVISORY BOARD AS A WHOLE. IN THE CASE OF COMPANIES WITH A FREE FLOAT OF MORE THAN 25%, AT LEAST ONE MEMBER OF THE SUPERVISORY BOARD SHALL REPRESENT THE INTERESTS OF THE GROUP OF SHAREHOLDERS OWNING THE FREE FLOAT. THE NUMBER OF MEMBERS ON THE SUPERVISORY BOARD (WITHOUT EMPLOYEES' REPRESENTATIVES) SHALL BE TEN AT MOST.

_____ Erste Bank is subject to a large array of financial-market-related and regulatory provisions. This multitude of additional legal constraints and the Erste Bank Group's broad base in important branches of the economies of Central Europe give rise to additional supervisory responsibilities for the Supervisory Board. To ensure that the Supervisory Board advises and supervises the Managing Board effectively, the Supervisory Board requires not only a balanced composition, but also an appropriate number of members familiar with the above-mentioned specific business and supervisory tasks.
_____ Furthermore, two members of the Supervisory Board of Erste Bank act as representatives of the retail shareholders; these members were designated by the retail shareholders.

55 (R) MEMBERS OF THE MANAGING BOARDS OF DIFFERENT COMPANIES MAY NOT BE MEMBERS OF THE SUPERVISORY BOARDS OF EACH OTHER'S COMPANIES (CROSS REPRESENTATION).

_____ A member of the Managing Board of Steiermärkische Bank und Sparkassen AG sits on the Supervisory Board of Erste Bank; conversely, two Managing Board members of Erste Bank hold positions on the Supervisory Board of Steiermärkische Bank und Sparkassen AG. This cross-representation results from the nature of the savings bank group as an association and alliance, whose lead institution and central credit institution within the meaning of the Austrian Banking Act is Erste Bank. The savings banks are represented at Erste Bank by said Managing Board member of Steiermärkische Bank und Sparkassen AG in his capacity as President of the Austrian Savings Banks Association.

Audit of the financial statements

74 (L) THE INDEPENDENCE OF THE AUDITOR IS ESSENTIAL FOR CONDUCTING A THOROUGH AND UNBIASED AUDIT. THE AUDITORS SHALL ENSURE THAT ANY ADDITIONAL BUSINESS RELATIONSHIPS WITH THE ENTERPRISE TO BE AUDITED, SUCH AS CONSULTING CONTRACTS, DO NOT HINDER ITS ECONOMIC INDEPENDENCE.

_____ Under the Austrian Banking Act and the Savings Banks Act, the Auditing Unit of the Savings Banks Audit Association is the statutory auditor of the annual consolidated financial statements of the Austrian savings banks, savings bank stock corporations, special savings bank holding companies and savings bank private foundations. At the request of the savings bank to be audited, the Auditing Unit may enlist the assistance of an auditing firm. For the auditing of Erste Bank's 2003 annual financial statements, the Annual General Meeting selected EIDOS Wirtschaftsberatung GmbH, Wirtschaftsberatungs- und Steuerberatungsgesellschaft. The audits for the 2003 financial year will thus be conducted by the Auditing Unit of the Savings Banks Auditing Association and EIDOS Wirtschaftsberatung GmbH, Wirtschaftsberatungs- und Steuerberatungsgesellschaft.

79 (R) WHEN MAKING A PROPOSAL FOR THE APPOINTMENT OF AN AUDITOR, THE SUPERVISORY BOARD SHALL ALSO TAKE INTO ACCOUNT WHETHER OR NOT THE AUDITOR SUBMITS TO A PEER REVIEW ON A REGULAR BASIS OR CONDUCTS ANY OTHER TYPE OF QUALITY ASSURANCE PROCEDURES.

_____ Under the Austrian Banking Act, the documented updating of the auditor's professional skills represents a precondition for the appointment of the auditor. Auditors must obtain annual certification of their current quality assurance, failing which they must not be appointed as auditors.

Management Report and Financial Review of the Erste Bank Group

_____ *The consolidated financial statements of Erste Bank are prepared* on the basis of the **International Financial Reporting Standards (IFRS)**, formerly known as International Accounting Standards (IAS).

Consolidated results in brief

_____ In reviewing the **rates of change** presented here, it must be taken into account that since 1 January 2002 the consolidated financial statements of Erste Bank include those savings banks which are members of the cross-guarantee system that was formed in 2001 with almost all Austrian savings banks and that took effect at the beginning of January 2002.

_____ To facilitate comparisons between years, this report therefore presents as additional information, labelled as Core Group, the figures that would have resulted if the consolidation underlying these financial statements had been based only on equity ownership.

_____ The year 2002 also brought additions to the Core Group. This involved especially the first-time consolidation of Tiroler Sparkasse Bank-aktiengesellschaft Innsbruck in the Income Statement after the unit had already appeared on the Balance Sheet as of 31 December 2001; another acquisition was Riječka banka d.d.

OPERATING INCOME UP 65.4% TO EUR 3,583.1 MILLION

_____ **Operating income** of the Erste Bank Group – composed of net interest income, net commission income, net trading result and income from insurance business – was boosted in 2002 by a disproportionately high 65.4% to EUR 3,583.1 million, thanks in part to the already mentioned enlarged base of consolidated companies. For the Core Group the rate of increase was 10.0%. The insurance business of Sparkassen Versicherung AG is fully consolidated since the coming into effect of the cross-guarantee system on 1 January 2002. As a result, following international practice in cases where the effect is material, this insurance business was for the first time shown as a separate item in 2002.

_____ **General administrative expenses,** which comprise personnel expenses, other administrative expenses and depreciation and amortisation of fixed assets, increased by 67.2% to EUR 2,432.0 million. In the Core Group this item rose by 12.4% to EUR 1,634.3 million.

_____ Operating income less general administrative expenses amounted to an **operating result** of EUR 1,151.2 million, an increase of 61.7% year-on-year (Core Group: 5.2%).

Operating income and general administrative expenses (in EUR million)



1,172.2
841.6
1998
1,172.4 (+0.0%)
821.7 (-2.4%)
1999
1,474.8 (+25.8%)
1,001.0 (+21.8%)
2000
2,166.1 (+46.9%)
1,454.3 (+45.3%)
2001
3,583.1 (+65.4%)
2,432.0 (+67.2%)
2002
2,382.7 (+10.0%)
1,634.3 (+12.4%)
2002
Core Group
Operating income
General administrative expenses

——— The dramatic change in the base of consolidated entities in 2002 led to a **cost-income ratio** (defined as general administrative expenses in percent of operating income) of 67.9% (Core Group: 68.6%), a slight increase compared to the prior-year figure of 67.1%.

——— Similarly, **risk provisions for loans and advances** increased in 2002 by 99.6% to EUR 406.4 million, which is attributable primarily to the inclusion of the cross-guarantee system savings banks. In the Core Group this figure, at EUR 211.1 million (up 3.7%), was little higher than one year earlier.

——— In **other operating result** the balance remained negative at EUR -80.2 million (Core Group: EUR -68,4 million), but improved substantially from the previous year's figure of EUR -102.5 million.

——— The resulting **pre-tax profit for the year** of EUR 664.6 million (Core Group: EUR 468.9 million) is 63.8% higher than the figure for 2001 (Core Group: up 15.6%).

——— After **taxes on income** (which especially in the Core Group consisted largely of deferred taxes) and after deducting minority interests, the 2002 financial year yielded a **net profit after minority interests** of EUR 255.2 million (Core Group: EUR 245.9 million), an amount 14.3% higher than the previous year's (Core Group: up 10.1%).

——— Based on average shareholders' equity - which grew significantly as a consequence of capital increases - less own shares (both calculated from the monthly figures), the **return on equity** reached 12.7% (Core Group: 10.9%) compared to 12.4% one year earlier.

Operating result and net profit after minority interests (in EUR million)



330.6
133.4
1998
350.7 (+6.1%)
164.6 (+23.4%)
1999
473.8 (+35.1%)
191.8 (+16.5%)
2000
711.8 (+50.2%)
223.3 (+16.4%)
2001
1,151.2 (+61.7%)
255.2 (+14.3%)
2002
748.4 (+5.2%)
Operating result
245.9 (+10.1%)
Net profit
after minority interest
2002
Core Group

Earnings developments

Operating income

_____ **Consolidated operating income** rose by 65.4% to EUR 3,583.1 million (Core Group: up 10.0% to EUR 2,382.7 million), with gains made especially in net interest income and net commission income.

Operating income by source (in EUR million)



2,463.0
1,438.9
924.0
944.3
732.7
736.3
574.6
423.4
306.5
322.4
133.6
113.7
127.4
152.6
167.4
1998
1999
2000
2001
2002

1,570.7 Net interest income
674.5 Net commission income
137.5 Net trading result
2002
Core Group

Excluding income from insurance business

Trend in operating income (in EUR million)



3,583.1
(+65.4%)
0.2%
Income from insurance business
5%
26%
2,166.1
(+46.9%)
2,382.7
(+10.0%)
69%
6%
Net trading result
1,474.7
(+25.8%)
7%
28%
Net commission income
27%
1,172.4
(+0.0%)
66%
66%
Net interest income
1,172.2
9%
29%
11%
10%
62%
26%
27%
63%
63%
1998
1999
2000
2001
2002
2002
Core Group

GROUP MANAGEMENT REPORT

Net interest income

Net interest income represents interest in the narrow sense, interest-like income and expenses, and income from equity holdings including the share in the results of operations of associates. In the 2002 financial year, net interest income grew by 71.2%, corresponding to an increase even on an adjusted basis as the Core Group's net interest income climbed by 9.2%.

The interest margin (net interest income as a percentage of average total assets) improved from the previous year's 1.78% to 2.17% (Core Group: 1.73%). The uptick is due mainly to the higher interest margin of the cross-guarantee system savings banks, which were consolidated for the first time in 2002. This difference to the rest of the Group is explained by the different business structure of the savings banks. The good results of Erste Bank's subsidiaries in Central Europe were another important factor in the increased interest margin.

On the other hand, a negative influence was exerted by a market-driven contraction in the domestic interest margin and the reduced income from asset/liability management (compared to the unusually high figure in 2001) that resulted from the cautious outlook for the interest rate trend.

Net commission income

Overall **net commission income** in 2002 was lifted by 64.3%. At the level of the Core Group as well, the growth rate of 17.4% was clearly superior, thanks in part to the favourable development at the Central European subsidiaries, notably in fees on payments.

In spite of the adverse market conditions, the Core Group's commission income from securities transactions was steady on the prior year. With the savings banks business included, a respectable increase was generated.

Net commission income by component (in EUR million)



306.5
7%
15%
11%
22%
45%
1998
322.4
(+5.2%)
8 %
15%
11%
22%
44%
1999
423.4
(+31.3%)
5%
24%
13%
16%
42%
2000
574.6
(+35.7%)
4%
30%
20%
19%
27%
2001
944.3
(+64.3%)
5%
36%
16%
18%
25%
2002
674.5
(+17.4%)
4%
Insurance business
35%
Payments
16%
Lending business
21%
Building society and other business
24%
Securities transactions
2002
Core Group

Net trading result

——— The **net trading result** encompasses realised and unrealised gains and losses on securities transactions, on interest rate and equity derivatives and on foreign exchange. The item also includes interest and dividend income on trading positions and interest expenses for refinancing these positions.

——— Despite the poor market environment, the net trading result including savings banks registered a small increase of 9.7% while the Core Group saw a decline of 9.9% year-on-year. The securities business in particular was undermined by the weak market.

——— The chart below shows the movement in average total assets, **interest margin** (net interest income as a percentage of average total assets), and **operating income return on investment** (operating income as a percentage of average total assets).

Interest margin and operating income return on investment based on average total assets

%	1998	1999	2000	2001	2002	*Core Group 2002*
Average total assets (in EUR million)	53,071	54,840	61,606	80,923	113,491	*90,891*
Operating income (ROI)	2.21%	2.14%	2.39%	2.68%	3.16%	*2.62%*
Interest margin	1.38%	1.34%	1.50%	1.78%	2.17%	*1.73%*

Chart axis: 4.00, 3.50, 3.00, 2.50, 2.00, 1.50, 1.00, 0.50, 0.00 %

☐ Operating income (ROI) ☐ Interest margin

General administrative expenses

_____ **General administrative expenses** are composed of personnel costs, other administrative expenses, and depreciation and amortisation of fixed assets.

_____ General administrative expenses mounted by 67.2% overall; the Core Group likewise saw a considerable expansion of 12.4%. However, the adjusted rate of increase is modest, at about 2%, if one makes allowance for the largest additions to the Group (particularly the first-time inclusion of Tiroler Sparkasse Bank AG from the end of December 2001, Riječka

General administrative expenses by component (in EUR million)



512.6
245.5
83.5
1998
487.8
255.2
78.7
1999
561.8
323.6
115.6
2000
757.0
510.2
187.1
2001
1,373.2
762.6
296.2
2002



862.5
Personnel expenses
560.2
Other administrative expenses
211.6
Depreciation and amortisation of fixed assets
2002
Core Group

Trend in general administrative expenses (in EUR million)



841.6
10%
29%
61%
1998
821.7
(-2.4%)
10%
31%
59%
1999
1,001.0
(+21.8%)
12%
32%
56%
2000
1,454.3
(+45.3%)
13%
35%
52%
2001
2,432.0
(+67.2%)
12%
32%
56%
2002



1,634.3
(+12.4%)
13%
Depreciation and amortisation of fixed assets
34%
Other administrative expenses
53%
Personnel expenses
2002
Core Group

banka d.d. from the end of April 2002 and Sparkasse Hainburg-Bruck-Neusiedl AG from the beginning of October 2002) and if one eliminates the most significant changes in foreign exchange rates (notably the soaring of the Czech and Slovak currencies or the easing of the US dollar).

_____ **Personnel expenses** rose by 81.4% to EUR 1,373.2 million (Core Group: up 13.9% to EUR 862.5 million).

_____ In addition to the exceptional factors cited above, the regular annual increases in collective-agreement pay rates made themselves felt, as did higher expenses for pensions, including the contributions to pension funds.

_____ The **headcount** of the Erste Bank Group in terms of full-time equivalents (and not including employees on parental leave) displayed the following trend:

_____ The change in the number of employees in Austria outside the cross-guarantee system savings banks results almost solely from additions and disposals of entities, some of them related to the taking-effect of the cross-guarantee system.

_____ A further 256 employees as of the end of 2002 (previous year: 304) worked in non-bank subsidiaries of the Group, particularly in the hotel and leisure industry. The expenses for these employees, like the income of these non-financial companies, are included not under general administrative expenses, but under other operating result.

_____ ***Other administrative expenses*** were up 49.5% to EUR 762.6 million (Core Group: up 9.8% to EUR 560.2 million). This reflected significant increases especially in costs for office space and office operation, consulting and advertising/marketing.

Number of employees

	at 31 Dec. 2002	at 31 Dec. 2001
Austria	15,654	7,425
thereof cross-guarantee savings banks	7,272 [1]	-
Abroad	21,269	20,797
thereof Česká spořitelna-Group	12,994	13,341
thereof Slovenská sporiteľňa, a.s.	5,248	5,856
thereof other CEE subsidiaries	2,637 [2]	1,044
Total	**36,923**	**28,222**

1) First-time inclusion, excluding savings banks in which Erste Bank holds a majority stake
2) Including 955 employees from the first-time inclusion of Riječka banka d.d. and 529 employees from the first-time full consolidation of Erste & Steiermärkische Banka d.d.

_____ **Depreciation and amortisation of fixed assets** mounted by 58.3% to EUR 296.2 million (Core Group: up 13.1% to EUR 211.6 million), with the principal driver being higher IT investment (particularly in software).

Risk provisions

_____ **Risk provisions for loans and advances** represent the balance of allocations to and releases of risk provisions for loans and advances including charge-offs of loans and advances as well as amounts recovered on charged-off loans and advances.

_____ At about EUR 406.4 million, this provision for credit losses was almost twice as high as in 2001, but the increase resulted almost entirely from the first-time consolidation of the cross-guarantee system savings banks. The Core Group recorded only a minor rise of 3.7% to EUR 211.1 million. As in the year before, most of this total pertained to domestic business.

_____ Not included in this item is suspended interest income, which is instead reflected in net interest income.

_____ The additions to and releases of other risk provisions not pertaining to loans and advances are accounted for under other operating result.

_____ Detailed information on risk management and the risk situation is provided in the Notes.

Other operating result

In **other operating result,** the negative balance improved from EUR -102.5 million to EUR -80.2 million (Core Group: EUR -68,4 million). Negative effects of higher goodwill amortisation (for example from the purchase of additional shares of Česká spořitelna, a.s.) and of the one-time charge for the EU antitrust case were offset especially by significantly higher income from the disposal of equity interests (particularly a stake in Donau Allgemeine Versicherungs Aktiengesellschaft).

A detailed breakdown of this position is given in the Notes. The resulting **pre-tax profit for the year** rose to EUR 664.6 million, an increase of 63.8% year-on-year (Core Group: up 15.6% to EUR 468.9 million).

Tax situation

Erste Bank forms a single entity for tax purposes with some of its largest domestic subsidiaries (notably Bausparkasse der österreichischen Sparkassen AG, Immorent AG, ERSTE-SPARINVEST Kapitalanlagegesellschaft m.b.H. and Salzburger Sparkasse Bank AG).

For the 2002 financial year this profit pool incurred no current expense for Austrian corporation tax. This was made possible by deferred tax losses and a high proportion of tax-exempt earnings.

The amounts reported under **taxes on income** thus constitute the required deferred tax assets and liabilities, taxes payable by smaller Austrian subsidiaries and various cross-guarantee system savings banks, income-dependent foreign taxes, and netted taxes for past years.

In 2001/02 the tax authorities audited Erste Bank and several subsidiaries, particularly units that form part of the entity for tax purposes. The audited period extended from 1994 to 1996 for the former GiroCredit and from 1996 to 1998 for Erste Bank AG. At some subsidiaries the audit also covered 1999 and 2000. On balance, the audit had no material effect on the Income Statement of the Erste Bank Group.

The tax rate for 2002 was thus 22.8% (Core Group: 19.7%) versus 20.0% in 2001.

Net profit after minority interests

NET PROFIT AFTER MINORITY INTERESTS GROWS BY 14.3%

Owing to a higher volume of hybrid Tier 1 issues by subsidiaries, growth in profits at subsidiaries with minority shareholders and especially the additions to the circle of consolidated companies, **minority interests** jumped by 155.3% to EUR 258.0 million (Core Group: up 29.3% to EUR 130.7 million). The results of those cross-guarantee system savings banks in which Erste Bank holds no equity interest or only a minority stake are recognised accordingly under the line item "minority interests".

Net profit after minority interests was EUR 255.2 million in 2002, a 14.3% increase on one year earlier (Core Group: up 10.1% to EUR 245.9 million).

Return on equity (ROE) was pushed up strongly to 12.7% (Core Group: 10.9%), which represents a pronounced increase on the previous year (2001: 12.4%). This ROE marks an impressive achievement in the light of the difficult market setting and the negative trend in the financial industry. The measure of equity on which ROE is based is shareholders' equity less own shares held by the Group, all averaged over the twelve month-end levels. Own shares also include Erste Bank shares held by subsidiaries and by cross-guarantee system savings banks.

Earnings per share (EPS) as well rose substantially to EUR 4,73 from the year-earlier figure of EUR 4.47 despite the capital increase.

Return on equity (in %)



13.0
12.5
12.0
11.5
11.0
10.5
10.0
9.5
9.0
%
10.5%
12.1%
12.3%
12.4%
12.7%
10.9%
1998
1999
2000
2001
2002
Core Group 2002
ROE

Cost-income ratio (in %)



73.0
72.0
71.0
70.0
69.0
68.0
67.0
%
71.8%
70.1%
67.9%
67.1%
67.9%
68.6%
1998
1999
2000
2001
2002
Core Group 2002
Cost-income ratio

Balance sheet developments

_____ In 2002 the **total assets** of the Erste Bank Group grew by 40.9% from EUR 86.0 billion to EUR 121.2 billion. The Core Group's total assets also expanded vigorously, increasing by 11.1% to EUR 95.6 billion.

_____ While consolidated **loans and advances to customers** increased by 64.3% to EUR 64.4 billion, *the Core Group, amid the general economic* situation and a tight risk-control policy, saw only modest growth of 3.2% to EUR 40.5 billion.

_____ There was also a powerful rise in **financial investments** (up 53.2% to EUR 22.6 billion). In this item the Core Group too charted unusually brisk growth of 38.4%, driven primarily by an increase in the securities portfolio that was caused in considerable measure by the first-time consolidation of Sparkassen Versicherung AG.

_____ In the securities portfolio, **investments available for sale** also grew sharply, expanding by 131.3% to EUR 6.7 billion (Core Group: up 42.0% to EUR 4.1 billion).

Balance sheet structure: assets (in EUR million)



121,222
(+40.9%)
86,033
(+20.8%)
71,196
(+35.8%)
52,443
(+0.9%)
51,990
4%
20%
51%
25%
5%
25%
50%
20%
6%
23%
44%
27%
8%
24%
46%
22%
7%
27%
53%
13%
1998
1999
2000
2001
2002



95,564
(+11.1%)
9%
Other assets
29%
Financial investments and other securities
42%
Loans and advances to customers
20%
Loans and advances to credit institutions
2002
Core Group

Securities portfolio (in EUR million)



26,929
(+36.2%)
16,706
19,769
(+27.1%)
15,559
(+27.6%)
13,406
12,198
(+27.5%)
8,417
9,567
6,402
4,695
6,736
3,932
2,912
4,399
3,224
3,210
3,451
3,487
1,648
1,397
1998
1999
2000
2001
2002[1]



22,024
(+11.4%)
14,538
Financial investments
4,134
Investments available for sale
3,352
Trading portfolio
2002[1]
Core Group

1) Excluding investments from insurance business

GROUP MANAGEMENT REPORT

Loans and advances to customers (in EUR million)


64,435
(+64.3%)
19,837
40,471
(+3.2%)
39,210
(+25.5%)
38,392
12,025
Private and other customers
31,238
(+18.3%)
10,861
26,405
(-0.2%)
26,467
9,236
23,263
23,771
Commercial customers
7,759
8,009
19,333
15,563
16,011
5,086
6,206
4,675
Public sector
3,145
2,385
2,669
1998
1999
2000
2001
2002
2002
Core Group

An analogous picture emerged on the liabilities side. Thus, **amounts owed to customers** grew by 64.9% (to EUR 61.3 billion as of December 31, 2002); the growth at the level of the Core Group was a moderate 5.8%.

Funding through Erste Bank's **own issuance** also rose steeply. The sum of debts evidenced by certificates and subordinated capital increased by 38.3% (Core Group: up 19.2%).

Balance sheet structure: liabilities (in EUR million)


121,222
(+40.9%)
13%
14%
51%
95,564
(+11.1%)
86,033
(+20.8%)
14%
Shareholders' equity and other liabilities
16%
Debts evidenced by certificates and subordinated capital
41%
Amounts owed to customers
71,196
(+35.8%)
9%
15%
43%
52,443
(+0.9%)
51,990
8%
15%
41%
7%
13%
38%
8%
16%
37%
36%
33%
22%
29%
Amounts owed to credit institutions
42%
39%
1998
1999
2000
2001
2002
2002
Core Group

Extended primary funds (in EUR million)



26,345
1,766
5,096
19,483
27,861
(+5.8%)
1,968
6,360
19,533
39,577
(+42.1%)
2,430
8,306
28,841
49,882
(+26.0%)
2,956
9,751
37,175
78,885
(+58.1%)
3,387
14,191
61,308
54,482
(+9.2%)
2,758
12,387
39,337
Subordinated and supplementary capital
Debts evidenced by certificates
Amounts owed to customers
1998
1999
2000
2001
2002
2002
Core Group

Shareholders' equity of Erste Bank AG (including net profit after minority interests) grew by some EUR 577 million, or 30.3%, to about EUR 2.5 billion. The driving forces behind this development were the capital increases in 2002 (used principally to fund the acquisition of further shares of Česká spořitelna, a.s.). In the Core Group the gain was more pronounced at EUR 840 million (up 44.1%), as the Erste Bank shares subscribed or held by the cross-guarantee system savings banks do not have to be deducted at the Core Group level.

A strong increase in **minority interests in equity** occurred mainly as a result of the coming into effect of the cross-guarantee system: the equity of those cross-guarantee system savings banks in which Erste Bank holds minor or no equity must be recognised under this item on a proportionate basis. There was a decrease at the Core Group level, due above all to the purchase of further shares of Česká spořitelna, a.s.

The **total eligible qualifying capital** under the Austrian Banking Act at the end of December 2002 was EUR 6,983 million (2001: EUR 4,308 million) for the Group, which was expanded by a legislative amendment to include the cross-guarantee system savings banks with effect from September 2002. This total also includes the requirement for EUR 325 million (previous year: EUR 264 million) of short-term subordinated capital to cover the trading book in accordance with Section 22 b Austrian Banking Act and to cover open foreign exchange positions pursuant to Section 26 Austrian Banking Act.

The statutory minimum requirement at the balance sheet date was EUR 5,146 million; the coverage ratio was thus 135.7% (2001: 131.0%).

Qualifying capital of the Erste Bank Group under the Austrian Banking Act (in EUR million)



3,176
840
2,336
3,296
856
2,440
3,956
1,004
2,952
4,308
1,020
3,288
6,983
1,837 Actual surplus
5,146 Required
2,919
1,308
1,611
3,001
1,248
1,753
3,555
1,430
2,125
4,044
1,707
2,337
6,657
2,857 Tier 2
3,800 Tier 1
1998
1999
2000
2001
2002
1998
1999
2000
2001
2002
Total qualifying capital
Thereof Tier 1 and 2

Solvency ratio and Tier 1 ratio of the Erste Bank Group under the Austrian Banking Act

%	1996	1997	1998	1999	2000	2001	2002
Solvency ratio	11.2%	11.1%	11.0%	10.8%	11.2%	10.7%	11.0%
Tier 1 ratio	6.4%	6.1%	6.1%	6.3%	6.7%	6.2%	6.3%

☐ Solvency ratio ☐ Tier 1 ratio

—— **Risk-weighted assets** as defined by Section 22 Austrian Banking Act (these form the base in measurements of the qualifying capital of the Erste Bank Group) grew disproportionately by 59.4% to EUR 60,257 million (2001: EUR 37,803 million). The reason for this increase also lies in the already described expansion of the Group.

—— The Tier 1 capital of the Erste Bank Group under the Austrian Banking Act on 31 December 2002 was EUR 3,800 million (2001: EUR 2,337 million).

—— The Tier 1 ratio on the balance sheet date was 6.3% (2001: 6.2%); the solvency ratio reached 11.0% (2001: 10.7%) and thus again significantly exceeded the legally required minimum level of 8%.

Outlook for 2003 and recent developments

FURTHER POSITIVE BUSINESS PERFORMANCE EXPECTED FOR 2003

Continuing the past several years' successful strategy of transferring ownership of some Erste Bank branches to local savings banks, further transfers of this nature are likely to be made in 2003 in Vorarlberg.

As part of the strategic growth in Central Europe, the Supervisory Board of Erste Bank on 27 January 2003 approved the participation of Erste Bank in the privatisation process of DSK Bank, the second largest credit institution in Bulgaria. Erste Bank presented a non-binding bid on the same day and took part in the due diligence in February and March 2003. A binding offer is to be made once audited financial statements for the 2002 financial year are available for DSK Bank.

In retirement provision via pension funds, including those of Erste Bank' staff, the past several years have brought an underperformance for most funds amid the trend in share prices and interest rates. At present it is unclear to what extent the pension funds must, or are able to, top up the fund assets in order to achieve the legally required minimum longer-term return on capital invested. Whether the statutory rules for investment, performance and equity requirements will be changed is also uncertain. It is too early to predict whether this will have implications for Erste Bank.

For 2003 Erste Bank anticipates a continued positive business performance. A key upward impetus will come from the Central European subsidiaries, which will sustain their growth after what was already a year of increasing profitability for most of them.

In 2005 Erste Bank intends to earn about EUR 500 million of net profit before minority interests, realise a return on equity of approximately 15% and achieve a cost-income ratio of 60% to 62%.

Segment Performance

The business activities of Erste Bank are grouped into six segments:

Retail and Real Estate
Retail
Real Estate
Small to Medium-Sized Corporate Customers
Central Europe

Savings Banks

Large Corporate Customers
Large Corporates in Industry, Commerce and Service Sector
Immorent AG
International Business

Trading and Investment Banking
Treasury and Asset/Liability Management
Investment Banking

Asset Gathering
Asset Management
Insurance

Corporate Centre
Marketing
Organisation and IT
E-business
Fixed Assets
Other Equity Interests; Consolidating Items

The business results are summarised by segment and geographic market in Note 38 to the consolidated financial statements. The contributions of Česká spořitelna, a.s. to the earnings of the individual segments are shown separately in the same Note. In 2002 Slovenská sporiteľňa, a.s. was still treated as a separate segment for accounting purposes.

Amounts for sub-items and percentage rates of change may differ slightly from those calculated from non-rounded figures.

Retail and Real Estate

The Retail and Real Estate segment comprises all activities of the Erste Bank Group that fall into the three business units Retail, Small to Medium-Sized Corporate Customers, and Real Estate Finance. It includes Erste Bank's activities of this nature in Central Europe (with the exception of Slovenská sporiteľňa, a.s., which was accounted for as a separate segment in 2002). These business units represent key priorities under the core strategies of Erste Bank.

Financials

in EUR million	2002	2001	*Core Group 2002*
Net interest income	899.7	802.1	*868.6*
Risk provisions for loans/advances	(119.1)	(97.1)	*(110.5)*
Net commission income	329.7	290.4	*329.5*
Net trading result	35.7	25.1	*30.1*
General administrative expenses	(922.7)	(877.8)	*(898.6)*
Income from insurance business	2.3	0.0	-
Other operating result	(11.5)	(34.6)	*(13.9)*
Pre-tax profit for the year	**214.1**	**108.1**	***205.2***
less taxes	(60.8)	(25.1)	*(57.6)*
less minority interests	(52.3)	(48.4)	*(50.9)*
Net profit after minority interests	**101.0**	**34.6**	***96.7***
Average risk-weighted assets	11,646.2	11,687.0	*11,646.2*
Average attributed equity	612.1	552.8	*684.9*
Cost-income ratio (in %)	**72.8%**	**78.5%**	***73.2%***
ROE based on pre-tax profit after minority interests (in %)	**16.5%**	**6.3%**	***14.1%***
Amortisation of goodwill	(8.7)	(5.7)	*(8.7)*

_____ In the Retail and Real Estate segment, Group net profit rose threefold, from EUR 34.6 million to EUR 101.0 million. The cost-income ratio fell from 78.5% in 2001 to 72.8% in 2002. Return on equity also improved markedly, from 6.3% to 16.5%. By far the greatest proportion of the earnings increase in this segment came from Česká spořitelna, a.s. Improved results from Erste Bank Hungary Rt. and the contribution from Riječka banka d.d. both had a positive impact on results for the segment. Domestically, the difficult market conditions depressed results, though improved results from the Bausparkasse der österreichischen Sparkassen AG partially made up for this decline.

Retail

Strategy and goals

> Erste Bank has the clear aim of becoming entrenched as the best retail bank in all its market regions.
> The comprehensive retail concept centres on meeting the individual customer's specific needs with made-to-measure personal service. The target groups of this business segment are retail customers, the professions and small businesses.
> Through a wide array of state-of-the-art distribution channels, Erste Bank gives clients access around the clock to the latest in financial products and services.

> In Austria the retail model is delivered by Erste Bank and the savings banks; in Central Europe it is delivered by the Group's local subsidiaries.

Highlights in 2002

> In the continuing drive to enhance the level of personal attention to retail clients, the proportion of customers with whom a structured needs-analysis interview was held increased to about 45% in 2002 (2001: 35%).
> Erste Bank began successful tests of customer relationship management tools to approach clients proactively and in a targeted way.
> By providing excellent advice and service, Erste Bank was able to maintain its market share of 28% (or 59% together with the savings banks) among free professionals.
> In the credit business, the product portfolio was expanded by adding "Komfort Kredit Online", a service which allows customers to apply for loans conveniently via the Internet.
> The trend towards alternative, modern types of accounts available in multi-channel distribution, such as savings accounts accessible by card, continued apace in 2002. In these products Erste Bank saw growth of 22%.
> By being first in Austria to introduce a multi-account function (up to four accounts can be accessed with a single card), Erste Bank and the savings banks are on the leading edge of banking convenience and are enhancing service quality still further.
> Working with the savings banks, the new multi-channel distribution model for branch banking was developed.

Outlook

> The multi-channel distribution model for branch banking is being put into practice at Erste Bank and the savings banks. The associated concentration of expertise is expected to make distribution more efficient and support benchmark-based sales control.
> The completed migration of the savings banks to a common IT platform with Erste Bank permits the cost-efficient joint development of products. This also promises mutual benefits in the interplay with the joint marketing of Erste Bank and the savings banks.
> The main measure of needs-oriented selling is the cross-selling rate. At Erste Bank and the savings banks, the cross-selling rate is determined not on the basis of individual products, but of major product groups, i.e. lending, payments, securities, insurance, building-society saving, and deposits. The current average cross-selling rate for retail customers at Erste Bank is 1.62. With key accounts the rate is even higher, at 3.4. Erste Bank aims to boost the average cross-selling rate to more than 2 on average in the medium-term by making intensive use of cross-selling potential. A crucial thrust in this undertaking is the intended wide use of the customer relationship management tools that were successfully tested last year.
> Analysis of Erste Bank's customer structure has shown that a large share of income is generated with a small part of the clientele. In order to use the existing scope for cross-selling to the fullest, custom-tailored combinations of products are employed for existing clients. The acquisition of new customers is to be supported by focusing tightly on the relevant target groups. These sales campaigns are expected to win additional market share and thus to enlarge the income base in the Austrian retail business.
> In an effort to strengthen the sales resources in Austria for these planned campaigns, even more of the customer service representatives' time is to be freed up for customer care, in keeping with the multi-channel distribution model. Customer advisors are to de-emphasise work that is not essential to sales. To this end, Erste Bank launched a project in early 2003 to study and exploit the potential for making more of customer service staff's time available for selling. The project is to be completed by the end of June 2003.

Real Estate

Strategy and goals

> The Real Estate unit serves non-profit and commercial housing developers, property management companies, real estate brokers, real estate trusts and retail mortgage customers.
> By positioning itself as a hub for every aspect of home building, Erste Bank seeks to optimise the co-operation in this segment between real estate developers and retail customers, with the goal of serving its clients best. A focal point of this effort is the teamwork with the savings banks, particularly in matters of target group management, syndicated lending and refinancing.

> The transfer of real estate finance know-how to the subsidiaries in Central Europe is being stepped up in order to provide seamless service for customers' cross-border transactions throughout the extended home market of the Erste Bank Group.
> By issuing bonds with double tax advantages, s Wohnbaubank raises low-cost capital at stable long-term interest rates for social-welfare housing and other municipal residential construction.

Highlights in 2002

Retail housing finance

> A marketplace for real estate advice and opportunities was launched two years ago under the name "wohnquadrat". In 2002 this offering was defined as its own brand while the number of so-called "wohn²Centers" in the savings bank group grew to 32. About 400,000 page views per month bear witness to customers' strong interest in www.wohnquadrat.at, the corresponding Internet portal of Erste Bank and the savings banks.
> Although home construction activity in Austria declined, Erste Bank succeeded in stabilising its total retail housing loan book at EUR 2.5 billion. The market share of about 5% was thus defended.
> Bausparkasse der österreichischen Sparkassen AG, the building society, held its business steady in a shrinking market, with total savings deposits of EUR 5.0 billion and total outstanding loans of EUR 4.7 billion. In lending, strong new business of EUR 894 million enlarged the market share from 37% to 43%, further widening the building society's lead in Austria.

Commercial housing finance

> Deposits on the commercial housing finance side grew by about 4% last financial year to EUR 382 million. Total outstanding loans in commercial and retail housing operations rose by 2.4% to EUR 9.2 billion.
> Erste Bank's market share in commercial housing lending in Austria as a whole is about 30%, but reaches roughly 50% in eastern Austria.
> The issuance volume of s Wohnbaubank last year was EUR 194 million. The intensified sales efforts by Erste Bank and the savings banks produced a volume gain of 215% in new business, bringing the market share to some 16%. Outstanding loans rose by 27% to EUR 652 million.

Other activities

> Erste Bank's specialised real estate brokerage and appraisal firm, s REAL, attained growth of about EUR 234 million in brokerage fees, an improvement of approximately 10%.

Housing loan portfolios of Erste Bank AG and Bausparkasse der österreichischen Sparkassen AG (in EUR million)


4,312
3,999
4,702
4,282
4,740
4,461
Bausparkasse
Erste Bank AG
2000
2001
2002

SEGMENT | RETAIL AND REAL ESTATE

Bonds issued by s Wohnbaubank (in EUR million)



41
66
90
194
1999
2000
2001
2002

Outlook

> In the building society business, Erste Bank plans for further growth both in average contractual savings deposits and in lending.
> In retail housing finance, Erste Bank intends to continue its real estate strategy of providing one-stop shopping for customers' home-related needs.
> Given the prevailing downward pressure on lending terms and the general economic situation, Erste Bank's objective in commercial housing finance is primarily to hold its existing high market share and to expand customer relationships through cross-selling.
> For 2003 s Wohnbaubank foresees a similar positive trend as last year.

Small to Medium-Sized Corporate Customers

Strategy and goals

> Small to mid-sized enterprises (SMEs) traditionally constitute a core part of Erste Bank's customer base.
> In its regional SME banking centres, Erste Bank's focus is on providing highly specialised expertise and the best service to its Austrian business clients.
> Especially SME customers require a multitude of different products, which Erste Bank offers in end-to-end solutions of the highest quality.
> Through the banking subsidiaries, the retail service for SME clients is also to be offered in Central Europe.
> Likewise, the services of EBV-Leasing Gesellschaft m.b.H & Co. KG, an automotive leasing firm, are made available to the customers of Erste Bank and the savings banks via the Group's extensive distribution network.

Highlights in 2002

> The economic environment remained unfavourable amid the lasting downturn in the business cycle for SMEs in 2002.
> As Erste Bank puts quality before quantity in its SME business as well, total outstanding loans eased by 6% to EUR 2.2 billion. This reflected the intensive reduction of risky commitments, combined with the selective and successful acquisition of new accounts.
> A pronounced increase of 12% was delivered in syndicated lending with the Austrian savings banks. This was accomplished even as the savings bank group continued its process of concentration into larger entities.
> Despite strong pressure on margins, the Erste Bank Group succeeded in holding the margins in the SME business largely steady in 2002.
> With the GO! campaign, a marketing drive targeted at the high-quality customer segment of entrepreneurs, Erste Bank continued together with the Austrian savings banks to lend support to new businesses, helped by dedicated sales-and-service centres for entrepreneurs and a very informative website.
> As part of the transfer of branches to regional savings banks, the provincial SME banking headquarters in Tyrol was transferred to Tiroler Sparkasse Bank AG in November.

> Even in the adverse market conditions, EBV-Leasing managed a small increase in new leases for vehicles to EUR 219.7 million (2001: EUR 218.8 million) and thus held its market share of more than 10%. EBV-Leasing remains Austria's largest manufacturer-independent provider of automobile leases.
> Some 60% of EBV-Leasing's auto lease revenue is generated through the branches of Erste Bank and the savings banks while another 30% represent the UNIQA insurance group and 10% is generated directly by EBV-Leasing.

Auto leases: Value and number of new contracts


10,378
10,805
10,673
Number of new contracts
210.74
218.72
219.72
Value of new contracts (in EUR million)
2000
2001
2002

Loan portfolio of Erste Bank AG with SME customers (in EUR million)


2,100
2,300
2,150
2000
2001
2002

Margins of Erste Bank AG in SME business (averages, in basis points)


160
140
120
100
80
60
40
20
0
143
131
121
128
134
76
83
87
88
91
Basis points
1998
1999
2000
2001
2002
Long-term
Short-term

Outlook

- In view of the subdued prospects for the economy, the priorities in 2003 are to reduce the loan portfolio by some 25% and thereby improve the quality as well as to selectively attract new clients.
- Customers' current needs are to be systematically assessed in in-depth meetings with clients. The cross-selling potential can then be tapped to a greater degree.
- To further deepen the fruitful co-operation with the largest marketing partners and strengthen the brand identity, EBV-Leasing products are since February 2003 sold under new brands, s Autoleasing and UNIQA Leasing.
- For 2003 EBV-Leasing predicts modest growth in new business.

Central Europe

Strategy and goals

- Erste Bank regards the Central European countries near Austria as its extended home market. This region of 40 million people consists of the Czech Republic, Slovak Republic, Hungary, Croatia and Slovenia.
- Erste Bank believes that a strong market presence is a central prerequisite for success in the retail business. The bank's goal is therefore to attain a market share of at least 20% in each country of the extended home market.
- Erste Bank is expanding its market position in Central Europe by means of acquisitions and organic growth.

Holdings of Erste Bank in Central Europe

Country	Erste Bank subsidiaries	Ownership in %[1]
Czech Republic	Česká spořitelna, a.s. (CS)	94.8%
Slovak Republic	Slovenská sporiteľňa, a.s. (SLSP)	67.2%
Hungary	Erste Bank Hungary Rt. (EBH)	99.6%
Croatia	Erste & Steiermärkische Banka d.d. (ESB)	41.6%
	Riječka banka d.d. (RB)	98.0%

1) At 31 December 2002

Highlights in 2002

Czech Republic

- On 5 August 2002 Erste Bank raised its stake in Česká spořitelna, a.s. by buying 38.6% of the savings bank's ordinary shares from DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse (AVS). Following the transfer to Erste Bank of previously acquired preference shares in October 2002, Erste Bank now holds 94.8% of the capital and 96.1% of the voting rights of Česká spořitelna, a.s.
- A crucial goal for Česká spořitelna, a.s. last year was to complete the restructuring of its loan portfolio. In accordance with the restructuring and guarantee agreement with Česká konsolidační agentura (CKA), Česká spořitelna, a.s. exercised its "total put" option in July and transferred loans with a face value of CZK 6.7 billion to CKA.
- The number of people employed by Česká spořitelna, a.s. continued to fall during the reporting period, declining by 4.9% to 11,372 (parent company) at the end of 2002.
- Česká spořitelna, a.s. last year maintained its market position in key products. This Czech subsidiary thus commands market shares in retail deposits and retail loans of 30.4% and 30.2%, respectively; in automatic teller machines the share is even higher, at 46.9%. In the retail mortgage business, Česká spořitelna, a.s. gained ground last year, raising its market share to 28.0%.
- Retail lending grew strongly to a total portfolio of CZK 54.9 billion, an increase of 26%. Retail mortgages played a large role in this total, amounting to CZK 14.6 billion.
- In the spring of 2002 a law was passed in the Czech Republic to abolish anonymous savings account passbooks. This new legislation had an

effect on Česká spořitelna, a.s. in particular, traditionally the dominant Czech institution in the segment of anonymous passbooks. However, with intensive marketing the savings bank succeeded in rolling most of the deposits over into disclosed savings or investment products.

> From June 2002 the retail concept of Erste Bank was transferred to all branches of Česká spořitelna, a.s. The main characteristics of this retail model are needs-centred customer care and unified, customer-friendly branch design.

> Česká spořitelna, a.s. won awards in 2002 from several well-known organisations for its clearly improved service quality. The institution's relentless work for its 4.9 million customers is thus widely recognised.

Slovak Republic

> For Slovenská sporiteľňa, a.s. the year 2002 was shaped by the transformation process, which led to a fundamental restructuring of the bank, for example its risk management and distribution. This process was concluded on schedule at the beginning of 2003 after all targets were achieved. Any remaining restructuring-related tasks were turned over to the line authority of Slovenská sporiteľňa, a.s.

> With large market shares in retail deposits (41.5%), mortgage loans (24.7%) and card operations (40.6%), Slovenská sporiteľňa, a.s. held or strengthened its position as the leading retail bank in the Slovak Republic. The retail network was streamlined by about 20% to 353 locations and physically redesigned to accord with Erste Bank's retail concept.

> In retail banking, Slovenská sporiteľňa, a.s. concentrated on adopting the service concept of Erste Bank and expanding its product portfolio.

> As well, four outlets for SME clients were established and the SME service range was extended, thus laying the foundation for the intensive development of this market segment.

> Total loans to customers grew by 28% to SKK 38.5 billion. Retail lendings increased by 11% to SKK 12.6 billion, thanks in large part to brisk new mortgage business of SKK 2.8 billion.

> Important building blocks for the creation of a Slovenská sporiteľňa financial services group were put in place by setting up subsidiaries for asset management, factoring, and life insurance.

> In October Slovenská sporiteľňa, a.s. was given a new logo that signals this bank's renewal as a full member of the Erste Bank Group in terms of quality, service and corporate identity.

Hungary

> Erste Bank Hungary Rt. expanded its business significantly in 2002. Lendings increased by 59% to HUF 169,052 million, with the retail component soaring by 94% to HUF 33,810 million. Commercial loans increased by 50% to HUF 135,242 million.

> The market share of Erste Bank Hungary Rt. rose to just under 5% both in retail and commercial banking.

> The branch network of Erste Bank Hungary Rt. was expanded from 66 to 79 locations, with most of the growth occurring in the Budapest area.

> With the intent of becoming stronger in the local market, Erste Bank Hungary Rt. assumed full ownership of Erste Investment Bank Hungary Rt. at the end of September 2002.

Croatia

> The acquisition of the majority stake in Riječka banka d.d. in April 2002 raised Erste Bank into the uppermost echelon of banks in Croatia. The two subsidiaries Riječka banka d.d. and Erste & Steiermärkische Banka d.d. have a combined market share of roughly 10% and thus rank third in Croatia. In the economically most important regions of the country, the two banks operate a network of 112 branches (Erste & Steiermärkische Banka d.d.: 38 outlets, Riječka banka d.d.: 74) that serve about 600,000 customers.

> As a result of a tender offer to the minority shareholders and a capital increase, Erste Bank now owns 98.0% of Riječka banka d.d.

> Immediately after acquiring Riječka banka d.d., Erste Bank began the integration of this subsidiary into the Erste Bank Group. The central plank of this process is the unit's merger with Erste & Steiermärkische Banka d.d., planned for mid-2003. The joining of forces of these two banks is to ensure even greater market strength and higher efficiency of internal processes.

Key figures of Erste Bank subsidiaries in Central Europe (IFRS)

	CS		SLSP		EBH		ESB		RB	
in EUR million	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002
Operating result	217.9	298.0	37.0	75.3	9.2	17.2	19.7	22.0	28.7	19.1
Profit for the year	56.3	184.3	26.8	29.5	4.2	7.4	10.1	12.0	(87.6)	16.4
ROE[1] (in %)	7.6%	21.4%	10.1%	10.1%	8.4%	10.6%	15.7%	17.0%	-	20.0%
Cost-income ratio (in %)	68.6%	62.6%	78.5%	66.8%	83.5%	75.9%	51.1%	52.3%	53.6%	60.8%
Total assets	15,381	16,504	4,623	4,918	1,113	1,818	668	987	1,439	1,126
Shareholders' equity	765	947	270	307	58	76	67	73	35	128
Number of employees	13,341	12,994	5,856	5,248	1,044	1,166	432	529	992	955
Number of customers (in million)	4.5	4.9	2.2	2.3	0.4	0.4	0.2	0.2	-	0.4
Number of bank branches	684	673	448	353	66	79	33	38	75	74

1) After taxes and minority interests

Outlook

> Česká spořitelna, a.s. plans marketing campaigns in 2003 in the credit card business, private lending, SME business and cross-selling, with the target of a return on equity (ROE) of more than 20%.

> At Slovenská sporiteľňa, a.s. the dominant activities for 2003 will be the marketing of mortgages and the expansion of SME banking centres as well as of the branch network in the Bratislava area. New bancassurance subsidiaries are to create the basis for greater cross-selling of financial products. In 2003 Slovenská sporiteľňa, a.s. should generate an ROE of at least 18%.

> Erste Bank Hungary Rt. is targeting an improvement in profitability in 2003 by boosting the volume of retail business, notably mortgage lending. It plans to reach an ROE of about 15%.

> In Croatia the merging of the two national subsidiaries is expected to be finalised in about mid-year. The new bank will adjust its target group strategy to Erste Bank's standard and is aiming for tangible growth especially in retail deposits and in loans. In 2003 the ROE of the merged Croatian banking unit should reach 14% or more.

> Furthermore, at all Central European subsidiaries the roll-out of alternative distribution channels will continue in 2003.

Savings Banks

The Savings Banks segment consists of all savings banks that are consolidated in the Erste Bank Group's financial statements. This includes not only those institutions in which Erste Bank holds equity interests. In accordance with the International Financial Reporting Standards (IFRS, formerly known as IAS, or International Accounting Standards), the Savings Banks segment also encompasses all savings banks that are members of the cross-guarantee system which took effect on 1 January 2002.

Financials

in EUR million	2002	2001	*Core Group 2002*
Net interest income	1.003.9	71.6	*142.3*
Risk provisions for loans/advances	(216.5)	(15.8)	*(29.9)*
Net commission income	337.0	41.6	*66.4*
Net trading result	28.6	2.0	*4.0*
General administrative expenses	(969.8)	(91.2)	*(198.4)*
Income from insurance business	0.0	0.0	*0.0*
Other operating result	(47.1)	(0.1)	*(40.1)*
Pre-tax profit for the year	**136.1**	**8.1**	***(55.7)***
less taxes	(40.4)	(1.0)	*16.7*
less minority interests	(123.2)	0.0	*3.0*
Net profit after minority interests	**(27.5)**	**7.1**	***(36.0)***
Average risk-weighted assets	26,400.0	2,126.1	*4,233.9*
Average attributed equity	222.6	100.6	*249.0*
Cost-income ratio (in %)	**70.8%**	**79.2%**	***93.3%***
ROE based on pre-tax profit after minority interests (in %)	**(12.4%)**	**7.1%**	***(14.5%)***
Amortisation of goodwill	(12.7)	(5.5)	*(11.6)*

_____ The Savings Bank segment includes all the savings banks participating in the cross-guarantee system. The comparative result (EUR 7.1 million) for 2001 includes only the savings banks in which Erste Bank held a stake, so that comparisons between the two periods are of limited validity. The Group net profit of EUR -27.5 million includes the refinancing costs and goodwill write-offs and was depressed by the restructuring costs in connection with Tiroler Sparkasse Bank AG and negative results at Salzburger Sparkasse Bank AG.

Strategy and goals

> True to one of the core strategies of Erste Bank, the Savings Banks segment aims to expand and deepen the partnership of Erste Bank and the Austrian savings banks.

> Erste Bank is fully committed to preserving the independence of the regional savings banks. As the lead institution of the savings banks, Erste Bank pursues the goal of implementing an efficient organisational structure within the savings bank group that is based on a division of labour. This vision calls for every member of the group to focus on its particular strengths, under the umbrella of the shared, strong "Sparkasse" brand. This is expected to produce a steady increase in market shares and profitability of the savings bank group.

- The overarching goal of the partnership between Erste Bank and the savings banks is to ensure optimum service for customers, and thus the success of the whole savings banks group in the market.

Highlights in 2002

- The cross-guarantee system that was established in the autumn of 2001 took effect on 1 January 2002. Through this system, the participating savings banks mutually guarantee the deposits of their customers. Complementing the savings banks group's joint market strategy, its shared production and unified information technology system, the cross-guarantee system represents the crowning achievement in the co-operation with the savings banks. Unlike any other financial services group in Austria, the cross-guarantee system of Erste Bank and the savings banks guarantees the full amount of every customer's deposits.
- The cross-guarantee system is embedded in a comprehensive joint marketing strategy and rests on three pillars:
  - Joint product development and centralisation of processing functions, a uniform risk policy (including a standardised credit risk classification), co-ordinated liquidity management and common standards of controlling
  - A joint early-warning system that is designed to prevent financial difficulties at member institutions and provides support mechanisms
  - The cross-guarantee of customer deposits
- Under IFRS rules, Erste Bank must consolidate the savings banks participating in the cross-guarantee system. Since 1 January 2002 the financial statements of the Erste Bank Group therefore include all members of this system.
- According to a July 2002 legislative amendment by the Austrian parliament, credit institutions that are members of a cross-guarantee system, that meets the other statutory criteria, constitute a banking group within the meaning of the Austrian Banking Act. This applies to the participants in the savings bank group's cross-guarantee system. Aside from regulatory implications, this also has the effect that a wider base is used in determining the qualifying capital of the Erste Bank Group.
- One purpose of the co-operation between Erste Bank and the savings banks is to avoid overlaps or duplication of effort in their local market presence. With this objective in mind, the streamlining of the branch network that has been under way since 1999 continued last year. Thus, in October Erste Bank transferred a total of 17 branches to Tiroler Sparkasse Bank AG and Sparkasse Hainburg-Bruck-Neusiedl Bank AG, with retroactive effect from 1 January 2002. For its part, Erste Bank increased its stakes in these institutions to a respective 74.7% and 75%.
- Having acquired a majority interest in Tiroler Sparkasse Bank AG at the end of 2001, Erste Bank immediately launched a comprehensive restructuring programme that was completed by the end of 2002. This involved 26 partnership teams which identified potential synergies from the close collaboration with Erste Bank. Most of the measures were taken in 2002. The major aims of the reorganisation effort were to make operations more efficient, improve risk management and upgrade the quality of the loan portfolio. Various steps were also taken to strengthen sales capabilities. In the restructuring, the workforce of Tiroler Sparkasse Bank AG was reduced by about 10%.
- In the area of asset/liability management, another seven savings banks are placing their trust in the expertise of Erste Bank since last year. Overall, Erste Bank now supports 45 savings banks - corresponding to more than 90% of the total assets of the savings bank group - in the active management of their balance sheet structure.
- In order to unify their corporate identity, Erste Bank and the savings banks entirely redesigned their Internet presence in 2002. The websites at www.erstebank.at and www.sparkasse.at now give customers even easier access to the savings bank group's offering of information and services. As part of the relaunch, more services were added to make important facilities such as netbanking, nettrading and SPARK7.COM even more attractive to customers.

Savings banks in the cross-guarantee system (by total assets)


96.66%
In cross-guarantee system
3.34%
Not in cross-guarantee system

- The Customer Sales Service Centre (CSSC), newly established in 2001 as part of the implementation of multi-channel management, further expanded its services last year. As this virtual outlet is open around the clock, an emergency service was extended to the customers of the savings banks. Moreover, several savings banks began to expand their direct sales activities. The total number of clients approached by the CSSC increased to 370,000 by the end of 2002.

Outlook

- The savings bank group strives to enhance the efficiency of its individual institutions. To this end, a joint medium-term investment programme will be carried out in 2003 that is the first of its kind, with the goal of reducing costs based on thorough cost-benefit analysis.
- With the successful restructuring complete, Tiroler Sparkasse Bank AG will be profitable in its second year of membership in the Erste Bank Group. Invigorated by the restructuring measures of 2002, the results of the regional savings bank should improve in 2003 (compared to last year's negative contribution to the Group figures) to a cost-income ratio of about 66% and a ROE of at least 13%.
- In 2003 the savings banks will progressively change over to the new IT platform, EASD+, that was developed and already introduced at Erste Bank. The accompanying harmonisation of standard processes creates the basis for consistency throughout the savings bank group in risk management and controlling.
- In January 2003 the European Commission announced that it seeks the abolition of Austrian municipal guarantees for banks by 2004. A total of about 19 smaller regional savings banks will be affected in Austria (among them 16 members of the cross-guarantee system) by the discontinuation of above guarantees. Unlike Germany, however, these institutions' business is far too small to have an appreciable effect on international monetary movements and trade flows. Neither do these savings banks derive any advantage from municipal guarantees when it comes to funding their lendings, as they borrow mainly from Erste Bank as their lead institution. Moreover, in the case of the 16 affected savings banks that are part of the cross-guarantee system, their deposits are covered by guarantees beyond the level of the statutory deposit insurance, which means that customers actually do not benefit from the municipal guarantees.

Erste Bank's ownership of savings banks at 31 December 2002

	Ownership in %	Total assets in EUR million[1]
Salzburger Sparkasse Bank AG	98.7	3,629.5
Sparkasse Hainburg-Bruck-Neusiedl Bank AG	75.0	683.2
Tiroler Sparkasse Bank AG	74.7	3,467.9
Sparkasse Mühlviertel-West Bank AG	40.0	555.1
Allgemeine Sparkasse Oberösterreich Bank AG	26.9	7,111.5
Steiermärkische Bank und Sparkassen AG	25.0	8,431.3
Sparkasse Bregenz Bank AG	25.0	343.3
Sparkasse Kremstal-Pyhrn AG	24.1	432.1
Kärntner Sparkasse AG	10.0	2,647.8
Sparkasse Voitsberg-Köflach Bank AG	5.8	424.6

1) Preliminary figures, according to Austrian Accounting Standards

Large Corporate Customers

The Large Corporate Customers segment serves domestic and international large business customers, foreign banks (excluding interbank business of the Treasury unit) and sovereign borrowers outside Austria. Erste Bank considers companies to be large corporate customers if they generate revenue of at least EUR 75 million in Austria. The activities in this segment cover project lending – such as for tourism development projects, tourist facilities and commercial real estate in Austria and abroad – and other forms of structured finance, as well as trade finance, export financing, documentary letters of credit and guarantees.

Financials

in EUR million	2002	2001	*Core Group 2002*
Net interest income	360.2	336.8	*360.2*
Risk provisions for loans/advances	(73.0)	(103.9)	*(73.0)*
Net commission income	103.0	74.0	*103.0*
Net trading result	2.0	5.1	*2.0*
General administrative expenses	(174.0)	(156.0)	*(174.0)*
Income from insurance business	0.0	0.0	*0.0*
Other operating result	(21.6)	(34.1)	*(14.7)*
Pre-tax profit for the year	**196.5**	**121.8**	***203.4***
less taxes	(45.3)	(15.5)	*(47.0)*
less minority interests	(35.7)	(18.5)	*(35.7)*
Net profit after minority interests	**115.5**	**87.8**	***120.7***
Average risk-weighted assets	15,152.4	15,758.7	*15,152.4*
Average attributed equity	796.4	745.4	*891.1*
Cost-income ratio (in %)	**37.4%**	**37.5%**	***37.4%***
ROE based on pre-tax profit after minority interests (in %)	**14.5%**	**11.8%**	***13.5%***
Amortisation of goodwill	(10.2)	(6.0)	*(10.2)*

——— The Large Corporate Customers segment recorded an improvement in Group net profit after minorities from EUR 87.8 million to EUR 115.5 million. The cost-income ratio was 37.4%, roughly the same level as that of the previous year. Return on equity improved from 11.8% to 14.5%. In this segment as well, the results contribution made by Česká spořitelna, a.s. was up sharply from the prior year (EUR 29.4 million as against EUR -8.8 million). The contribution made by foreign branches fell due to the economic trend and the more restrictive credit policies in new lending business, while on a domestic level the good performance of Immorent AG should be stressed.

Strategy and goals

> On the strength of superb advice and service, Erste Bank plans to win additional large corporate customers in Austria.
> Large corporate customers in the extended home market in Central Europe are generally won and managed by the local subsidiaries. However, the Austrian arm of the Large Corporate Customers segment, serving as a centre of competence, sees an important emerging market in Central and Eastern Europe for projects in tourism and commercial real estate.
> Erste Bank's strategy in the large corporate customers business is to value quality over quantity. In credit approval decisions, the first consideration is therefore always credit quality.

Highlights in 2002

- > Almost half of the 500 largest Austrian companies today do business with Erste Bank, a further increase from the 2001 figure of just under 45%.
- > Erste Bank's portfolio of tourism projects grew slightly in 2002 to approximately EUR 850 million; more than half of this total represented projects in Central Europe. For instance, Erste Bank won the mandate to arrange the syndicated loan for "Grand Hotel Wien" in a EUR 63 million deal. The expertise of Erste Bank in its extended home market was underlined during the reporting period by a project for international hotel chain Hilton in the Croatian city of Dubrovnik.
- > The commercial project finance portfolio amounted to approximately EUR 900 million; collaboration with international investors from Europe and the USA grew considerably last year. Commercial project finance accounts for about half of new projects.
- > In structured finance, Erste Bank mainly confines itself to advising on projects led by other sections of the Large Corporate Customers segment. The structured finance department itself thus managed accounts worth only about EUR 25 million in total.
- > The total credit portfolio of Erste Bank Vienna's Large Corporate Customers business in 2002 was EUR 10.4 billion, a figure that was steady compared to the previous year (EUR 10.2 billion).
- > Average margins in lending to large corporate accounts followed a favourable trend last year, increasing to 0.53% from the previous year's 0.42%.

Loan portfolio of Erste Bank AG with Large Corporate Customers (in EUR million)



8.9
10.2
10.4
2000
2001
2002

Margins of Erste Bank AG in Large Corporate Customers business (averages, in basis points)



140
120
100
80
60
40
20
0
Basis points
1998
1999
2000
2001
2002
60
30
62.5
35
85
50
105
60
125
60
Long-term
Short-term

Outlook

> For the 2003 financial year Erste Bank foresees only a modest increase in credit demand because of the economic climate in Austria.
> In Central and Eastern Europe, possible attractive commercial and tourism projects are emerging on the horizon in which Erste Bank could take part.

Immorent AG

Strategy and goals

> Immorent AG is Erste Bank's lease specialist for equipment and real estate.
> In addition to providing the financing, Immorent AG focuses on planning, construction and construction management of real estate and on managing real estate investment funds.
> Aside from its activities in Austria, Immorent AG is also highly active in Erste Bank's extended Central European home market, where the company's entire range of services is available.

Highlights in 2002

> Immorent AG surpassed its lease sales target with new contracts worth EUR 940.1 million, a gain of 19% on the previous year. This growth was driven largely by a greater presence in Central Europe. Thus, new foreign real estate leases grew by 46.9% and new contracts for foreign equipment by 34.0%.
> In construction management, net revenues remained steady, reaching EUR 5.8 million. The expansion of this line of business to Central Europe began last year.
> The commercial project business, which was also extended to Central Europe last year, saw an increase of 43.5% in net revenues to EUR 3.5 million.
> In 2002 the Erste Bank Group's expertise in real estate investment was concentrated by combining DIE ERSTE Immobilien AG with Sparkassen-Immobilienanlagen-AG to form Sparkassen Immobilien AG. With a market share of about 20% as measured by capitalisation in the real estate sector of the Austrian Traded Index (ATX), the merged entity is one of the three leading real estate investment companies in Austria and is thus an even stronger competitor.

Immorent AG: New leases (in EUR million)



598.1
Real estate leases
449.0
513.8
320.3
276.2
341.9
Equipment leases
2000
2001
2002

Outlook

> In the leasing business, Immorent AG plans to hold its Austrian market share this year and add considerably to its activities in Central Europe.
> On the investment side as well, the operations in Central Europe are to be intensified.

International Business

Strategy and goals

> The International Business unit has the function of balancing the risk profile of the Erste Bank Group's loan portfolios in Austria and Central Europe.
> This business unit does not lend directly to customers, but largely in the secondary and syndication markets.
> All profit centres actively manage their loan portfolios by risk-return criteria in order to make stable contributions to the Erste Bank Group's net earnings.

Highlights in 2002

New York profit centre

The New York branch focuses on corporate, trade and project finance.

> Some three-quarters of total lendings represent corporate finance (syndication of senior secured debt). The typical size of individual new loans is USD 10-15 million; cyclical and volatile industries are avoided in principle. In view of the strained macroeconomic situation in the USA, however, few new corporate loans were granted since mid-2001.
> The trade finance activities of this branch centre on short-term credit risks of Latin American banks.
> Canadian and US power stations and gas pipelines form the core of the project finance business, which is always well-collateralised and based on strong capital resources.

Loan portfolio – New York profit centre (in EUR million)



2,035
1,544
1,678
2000
2001
2002

London profit centre

The London branch mainly provides syndicated acquisition financing, aircraft finance, asset-backed securities and real estate financing. Trade finance is only a small element in the transaction volume.

> The asset-backed-securities portfolio was built up further in 2002 to EUR 1,061 million and was the main driver of the growth in the London branch's portfolio. Erste Bank participates chiefly in investment-grade mezzanine tranches secured by mortgages. The quality of the portfolio remained virtually unchanged in 2002.
> Given the inauspicious market conditions, business volume in aircraft finance was reduced last year.
> The branch's trade finance activity consists above all of export finance that carries export credit insurance, and structured syndicated transactions (usually involving commodity shipments).
> Erste Bank is an active partner in acquisition finance in Western Europe, particularly in senior secured syndicated debt. In Central Europe the London branch arranges acquisition finance using equity and debt. Proactive portfolio management ensures stable quality in this line of activity.

Loan portfolio – London profit centre (in EUR million)



1,797
1,999
2,193
2000
2001
2002

Hong Kong profit centre

The Hong Kong branch provides financing primarily for governments, banks and companies with good credit quality.

> Thanks to the solid economic situation in Asia, the branch surpassed its target for new business.
> Last year the investment-grade part of the portfolio was enlarged to significantly more than 75%.

Loan portfolio – Hong Kong profit centre (in EUR million)


1,540
1,640
1,613
2000
2001
2002

Vienna profit centre

International Business in Vienna focuses on lending to sovereigns and banks; to a lesser extent, corporate and project finance are also provided.

> The portfolio consists mainly of asset swaps, floating rate notes and euroloans.
> Last year the activity in credit default swaps, stripped convertibles and forfaiting was expanded in order to diversify the product range.
> The share of investment-grade transactions was raised further in 2002 and significantly exceeded 75% of the portfolio.
> In keeping with the strategy of Erste Bank, Central Europe forms one of the main pillars of this business, reaching about one-third of outstanding loans while Western Europe accounted for around one-half.

Loan portfolio – Vienna profit centre (in EUR million)


4,744
5,602
5,196
2000
2001
2002

Outlook

> The basic business profile of the International Business profit centres is to be maintained.
> Given the bleak economic outlook in the USA and Western Europe, the unit's priority is to assure the quality of the credit portfolio and thus preserve the committed capital and profitability.

Trading and Investment Banking

The Trading and Investment Banking segment of the Erste Bank Group consists of two business units: Investment Banking and Treasury. This includes asset/liability management as one of the major responsibilities of the Treasury unit.

Financials

in EUR million	2002	2001	*Core Group 2002*
Net interest income	59.0	112.0	*57.4*
Risk provisions for loans/advances	0.0	(0.1)	*0.0*
Net commission income	24.0	38.4	*23.8*
Net trading result	105.1	111.0	*105.3*
General administrative expenses	(127.6)	(135.6)	*(125.5)*
Income from insurance business	0.0	0.0	*0.0*
Other operating result	(7.3)	3.4	*(8.1)*
Pre-tax profit for the year	**53.1**	**129.2**	***52.8***
less taxes	(11.3)	(25.2)	*(10.7)*
less minority interests	(1.2)	(11.1)	*(2.1)*
Net profit after minority interests	**40.6**	**92.9**	***40.0***
Average risk-weighted assets	4,981.3	5,883.9	*4,981.3*
Average attributed equity	261.8	278.3	*292.9*
Cost-income ratio (in %)	**67.8%**	**51.9%**	***67.3%***
ROE based on pre-tax profit after minority interests (in %)	**15.5%**	**33.4%**	***13.7%***
Amortisation of goodwill	(4.4)	(3.4)	*(4.4)*

——— Difficult markets in the Trading and Investment Banking segment saw Group net profit halve to EUR 40.6 million, after a very successful year in 2001. This also fed through into the return on equity, which declined from 33.4% to 15.5%. The main reasons for this lay in the unfavourable development of the yield curve as well as in the decline in both Investment Banking and Treasury operations caused by the widespread geopolitical tensions.

Treasury

Strategy and goals

> The foremost task of the Treasury unit is to safeguard the liquidity of the Erste Bank Group in Austria and Central Europe both in the short and long-term.
> Treasury is also responsible for the further development of group-wide systems for controlling and managing liquidity, earnings and risk.
> Additionally, the Treasury unit of Erste Bank supports the Austrian savings banks in matters concerning asset/liability management.
> The distribution model of the Treasury unit involves serving the top 100 companies in the extended Central European home market.
> Comprehensive and up-to-date information is continually made available to the customers of Erste Bank as a broad base for their investment decisions.

Highlights in 2002

Asset/Liability Management (ALM)

> The ALCO (Asset/Liability Committee) process initiated earlier was broadened during the year under review. New software now allows analyses to be performed directly by the local Treasury teams.

> In 2002 Erste Bank provided ALM consulting for no fewer than 45 Austrian savings banks, seven more than one year earlier, thus covering 90% of the total assets of the savings bank group.

New Issues

> In March 2002, responding to strong demand, a 10-year fixed income benchmark bond issued in autumn 2001 was raised by EUR 200 million to a total of EUR 1.0 billion.

> In another successful benchmark issue, Erste Bank placed a 5-year, EUR 750 million floating rate note.

Trading and Sales

> By virtue mainly of good positioning in foreign exchange and bond trading, the Trading and Sales department fully met its targets for 2002.

> The co-operation with Erste Bank's Central European banking subsidiaries in currency trading was expanded.

> A market-induced decline in equity and fund products was balanced by Erste Bank's own issues and by structured products on the fixed income side.

ALM consulting for savings banks (in % of total assets of savings banks group)


92%
ALM consulting
74%
42%
2000
2001
2002

> Rigorous implementation of the Central Europe strategy in Treasury (matrix-style responsibility on the part of Treasury Vienna combined with local centres of competence) strengthened the position of Erste Bank as a market maker for Czech and Slovak koruna and Hungarian forint.

Outlook

> In light of current conditions, the market outlook for 2003 as a whole is uncertain.

> Erste Bank Treasury therefore plans to step up the development of structured products and alternative investments and their sale to retail and institutional customers.

> New functions and conveniences have been added to NetFX, the Erste Bank Group's Web-based customer trading system for currency and money market products. The system is now to be marketed to institutions throughout Central Europe.

Investment Banking

Strategy and goals

> Erste Bank's Investment Banking unit offers Austrian customers - particularly its core clientele of small to medium-sized businesses - a full range of services for all their capital market needs.

> Most of all, Erste Bank sees an opportunity to serve companies that work in multiple Central European countries.

> Both in Austria and Central Europe, Erste Bank is a one-stop provider of all major investment banking services - from capital market transactions, to corporate finance and advisory, to M&A advice and research, all the way to equity sales. As well, Erste Bank's trading team acts as a market maker and also strives to capitalise on market opportunities for Erste Bank's own account.

Highlights in 2002

Capital markets and corporate finance

> In 2002 the international IPO market practically came to a standstill. Only four Austrian companies tapped the equity market last year.
> All the more remarkable against this backdrop was the success of Erste Bank's own secondary offering in July 2002. This largest-ever transaction on the Vienna stock exchange, conducted by JP Morgan and Erste Bank as joint lead managers, placed shares worth EUR 698 million (including greenshoe).
> In customer business, Erste Bank increased its corporate finance business and consulting for pre-listing equity financing and thus nearly made up for the lack of new issues.

Equity sales and derivatives

> The Vienna stock exchange closed the year on a slight rise of 0.8% in the Austrian Traded Index (ATX) – an excellent performance in comparison with the pronounced slump on the international markets.
> Accounting for 34% of all equity trading volume on the Vienna stock exchange, Erste Bank remained far and away the leader in this stock market. Erste Bank's leadership was even more prominent in trading on behalf of customers, with a market share of 43%.
> Similarly, on the ÖTOB (the Austrian futures and options exchange), despite lower exchange turnover Erste Bank was able to keep its top-four position in customer business.
> The equity sales team, which aims above all to strengthen its presence in Central European issues, expanded its contacts to small-cap and mid-cap funds last year. This makes itself felt, among other ways, in growing market shares in the extended home market. As a prominent example, Erste Investment Bank Hungary Rt. last year raised its market share in Hungary to about 17%. Erste Securities Polska S.A., with a market share of some 4%, became the leading vendor of international derivatives in Poland.
> In the international derivatives business, Erste Bank added precious metals and commodity contracts to its product range. This has placed its strong market position on a wider footing.

Erste Bank market shares of trading on Vienna stock exchange


40
35
30
25
20
15
10
5
0
%
2000
2001
2002
21.8%
6.25%
25%
43%
34%
Based on total trading volume
Based on trading volume on behalf of customers

Outlook

> Considering the decidedly uncertain economic forecasts, securities trading probably faces continued unstable markets.
> In this setting Erste Bank endeavours to further develop its position as a partner to companies with international activities in Central Europe.
> For Austrian firms the Investment Banking unit's strongest emphasis is on enlarging the offering of corporate finance products.

Asset Gathering

The Asset Gathering segment consists of the fund business and portfolio management (which includes private banking) and insurance. The private banking activities serve high-net-worth individuals and institutional customers in the domestic market. *Many of the funds and life insurance products are sold by the branches of Erste Bank and the savings banks throughout* Austria. The private banking team and some Erste Bank branches also offer discretionary portfolio management services.

Financials

in EUR million	2002	2001	*Core Group 2002*
Net interest income	(1.0)	3.6	*0.2*
Risk provisions for loans/advances	0.0	0.0	*0.0*
Net commission income	103.6	92.8	*103.6*
Net trading result	0.0	0.0	*0.0*
General administrative expenses	(46.0)	(43.7)	*(46.0)*
Income from insurance business	6.1	0.0	*0.0*
Other operating result	(1.2)	0.2	*(0.1)*
Pre-tax profit for the year	**61.5**	**52.8**	***57.7***
less taxes	(13.4)	(6.6)	*(11.4)*
less minority interests	(4.0)	(2.7)	*(1.7)*
Net profit after minority interests	**44.1**	**43.5**	***44.6***
Average risk-weighted assets	8.3	10.8	*8.3*
Average attributed equity	0.4	0.5	*0.5*
Cost-income ratio (in %)	**42.3%**	**45.4%**	***44.3%***
ROE based on pre-tax profit after minority interests (in %)	**> 100.0%**	**> 100.0%**	***> 100.0%***
Amortisation of goodwill	0.0	0.0	*0.0*

______ The Asset Gathering segment includes for the first time in 2002 the insurer Sparkassen Versicherung AG, included in the cross-guarantee system. Overall, this segment saw a slight improvement in net profit to EUR 44.1 million, despite the decline in fund sales - though the latter posted a modest recovery in the fourth quarter. The cost-income ratio fell from 45.4% to 42.3%.

Asset Management

Strategy and goals

> Erste Bank and the savings banks do their utmost to provide their clients with exactly the right investment services. In addition to embracing absolute transparency, they attach great importance to using the most advanced analytical tools and offering a very extensive selection of products. Both private-banking and institutional clients are thus given comprehensive solutions that deliver the desired balance between risks and returns.

> One priority of Erste Bank's Asset Management unit is to expand activities in the extended home market, Central Europe, where the demand for portfolio management and life insurance is soaring. Erste Bank intends to make full use of this potential through its subsidiary banks.

Highlights in 2002

Private banking

> In private banking, the Erste Bank Group concentrates on made-to-measure solutions (provided especially in discretionary portfolio management), a wide offering of international mutual funds, and special funds for high-net-worth individuals and institutional clients.

> Although last year was marked by declining equity prices and investors were very reluctant to take new positions, assets under management grew by 38% to EUR 9.58 billion, with most of the growth coming from the institutional side.

> Its range of 682 international funds - an increase of 17% from the previous year - today makes Erste Bank the leading vendor of such products in Austria.

Portfolio management

> In portfolio management Erste Bank offers custom-tailored solutions based on a thorough understanding of the individual client's needs.

> In 2002 the trying conditions on financial markets caused assets under management to decline to EUR 1.3 billion (2001: EUR 1.6 billion).

> Since the beginning of last year Erste Bank uses a new portfolio management system, PORTIA, that provides full reporting to international standards for private banking and institutional clients.

ERSTE-SPARINVEST Kapitalanlagegesellschaft m.b.H.

> ERSTE-SPARINVEST KAG, the fund company of Erste Bank and the savings banks, is Austria's number one provider of mutual funds.

> The assets in the subsidiary's 194 funds increased by 5.5% last year to EUR 16.17 billion. ERSTE-SPARINVEST KAG thus remains the second largest fund company in Austria, raising its market share in 2002 from 17.54% to 17.90%.

> In mutual funds the market share was augmented slightly to 20.68% with fund assets of EUR 10.16 billion at year-end, thus cementing the unit's lead in the market.

> Assets managed for institutional accounts rose by 28.4% to EUR 6.01 billion. This represented a market share of 14.58% (2001: 13.28%).

> Three bond funds introduced in 2001 - Mortgage-Bond-Funds, Corporate-Bond-Funds and Eurokonvergenzfunds - grew by a total of EUR 500 million in assets last year (2001: about EUR 300 million).

> In 2002 ERSTE-SPARINVEST KAG was evaluated in a stringent process by international rating agency RCP & Partners and was rated "very good", which represents an excellent score.

> The success of ERSTE-SPARINVEST KAG was also confirmed when it received the Standard & Poor's Fund Award for 2002, naming ERSTE-SPARINVEST KAG the best large fund company.

Total fund assets managed by ERSTE-SPARINVEST KAG (in EUR billion)



0.50
3.13
0.57
4.16
0.66
4.07
1.07
4.83
1.21
5.74
1.72
6.94
2.77
8.39
4.33
10.23
4.49
10.53
4.68
10.65
6.00
10.16
Institutional funds
Mutual funds
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Market share of Erste Bank in fund assets in 2002

Country	Market size in EUR million	Market share in %
Austria	90,362	17.90%
Czech Republic	3,176	40.14%
Slovak Republic	351	18.44%
Hungary	3,788	1.23%
Croatia	304	0.88%

Outlook

> In 2003 ERSTE-SPARINVEST KAG expects an improvement in sales, with an increase of about 6–10% in assets under management.
> Building on the success of existing specialty products for corporate and mortgage customers, ERSTE-SPARINVEST KAG plans to launch new bond funds, for example a floor fund and an asset-backed product.
> According to preliminary estimates, the new, fund-based savings products subsidised by the government and intended to stimulate the Austrian capital market should reach a volume of about EUR 500 million in 2003. ERSTE-SPARINVEST KAG intends to launch such a fund soon.
> New fund-based products developed specifically for private banking promise attractive volume growth as the large-scale private banking campaign begun in 2002 continues this year.

Sparkassen Versicherung AG

Strategy and goals

> Sparkassen Versicherung AG is an insurance company providing mainly life insurance.
> Sparkassen Versicherung AG is the exclusive partner for life insurance for Erste Bank, *the savings banks and* Bausparkasse der österreichischen Sparkassen.
> The proven approach taken in Austria is to be exported to Central Europe. With the help of its local subsidiaries, Erste Bank aims to become the life insurance leader in this growth region as well.

Highlights in 2002

> While premium growth in the Austrian life business slowed overall, Sparkassen Versicherung AG achieved an increase of 6.6% in the number of life insurance contracts to nearly 800,000.
> The *leading market position in Austria, first attained in* 2001, *was* defended last year with a market share of 12.7% of premiums.
> Total premium income of Sparkassen Versicherung AG in 2002 was EUR 737.3 million, with life insurance accounting for 98.5% of this amount. At the same time, income from single-premium policies eased by 8.8% to EUR 491.5 million, following the general market trend downward.
> In the accident insurance line, premium income increased by 9.8% to EUR 11.0 million.
> In an effort to streamline the structure of its holdings and strengthen the strategic focus on bancassurance in its core business, last year Erste Bank AG raised its directly held interest in Sparkassen Versicherung AG by 20%-points to 56.05%. Including indirectly held ownership, this brings Erste Bank AG's total stake in Sparkassen Versicherung AG to 62.4%. In exchange, Erste Bank sold 15% of its stake in Donau Allgemeine Versicherungs-Aktiengesellschaft, which offers primarily property and casualty insurance.

Market share of Sparkassen Versicherung AG in Austrian life insurance (in %)



8.44
11.54
12.75
12.74
12.70
1998
1999
2000
2001
2002

Number of insurance contracts – growth in Austria



529,092
595,377
650,013
749,932
799,319
1998
1999
2000
2001
2002

Outlook

> For the 2003 financial year Sparkassen Versicherung AG expects to remain the clear leader among Austrian life insurers.
> As well, the insurance firm intends to continue to win market share in Central Europe.

Corporate Centre

The Corporate Centre segment supports the pursuit of Erste Bank's strategic goals by providing marketing, organisation and information technology services. Erste Bank's growing e-business was also assigned to this segment. In addition, the Corporate Centre segment encompasses accounting, controlling, settlement, equity holdings management, non-banking subsidiaries and subsidiaries that support the banking activities.

Financials

in EUR million	2002	2001	*Core Group 2002*
Net interest income	(20.0)	(3.2)	*(19.2)*
Risk provisions for loans/advances	4.7	0.0	*4.7*
Net commission income	3.5	6.3	*4.6*
Net trading result	(13.0)	(8.2)	*(13.0)*
General administrative expenses	(46.8)	(19.3)	*(46.8)*
Income from insurance business	0.0	0.0	*0.0*
Other operating result	39.2	(20.1)	*39.0*
Pre-tax profit for the year	**(32.3)**	**(44.4)**	***(30.6)***
less taxes	22.0	6.8	*20.1*
less minority interests	(24.9)	(12.7)	*(26.5)*
Net profit after minority interests	**(35.2)**	**(50.3)**	***(37.0)***
Average risk-weighted assets	1,290.0	1,490.1	*1,290.0*
Average attributed equity	67.8	70.4	*75.9*
Cost-income ratio (in %)	**> (100.0%)**	**> (100.0%)**	***> (100.0%)***
ROE based on pre-tax profit after minority interests (in %)	**(51.9%)**	**(71.4%)**	***(48.7%)***
Amortisation of goodwill	(10.4)	(6.1)	*(10.4)*

_____ The Corporate Center segment reduced its loss during the year under review, from EUR -50.3 million to EUR -35.2 million. The expenses included under this segment for the EU anti-trust ruling, the ecetra Internet platform and valuation adjustments for shareholdings were partly offset by proceeds from the disposal of equity interests.

Marketing

Strategy and goals

> The Group Marketing unit establishes the brands of the Erste Bank Group in Austria and in its extended home market of Central Europe. As part of its matrix-style responsibility, Group Marketing ensures the co-ordination of the marketing activities and advertising of all entities in the Erste Bank Group and the Austrian savings banks.

Highlights in 2002

> The dual-logo strategy of Erste Bank and the savings banks, which has created a strong shared brand, continued to be pursued consistently last year. Amid these activities, brand retention for the Group increased significantly.
> Likewise, recognition of the Erste Bank axiom "In every relationship, it's the people that count" rose noticeably.
> In September 2002 Slovak subsidiary Slovenská sporiteľňa, a.s. introduced its new logo consistent with that of Erste Bank and the Austrian savings banks. To customers and business partners, the fresh design proclaims the new standing of Slovenská sporiteľňa, a.s. as a member of the Erste Bank Group and provider of the high quality of products and services that this entails.

Growth in advertising recognition of Erste Bank and savings banks



26%
30%
+62%
42%
2000
2001
2002

Outlook

> The position of Erste Bank and the savings banks as leading bancassurance providers is to be further strengthened. To this end, the integration of Austrian subsidiaries into the marketing plan will be intensified.
> Focal points of the marketing activities in Central Europe will be the merger of Croatian subsidiaries Erste & Steiermärkische Banka d.d. and Riječka banka d.d. and the launch of "Erste Bank" as a new brand in this market.

Recognition of the motto "In every relationship, it's the people that count"



33%
+21%
40%
Q2 2002
Q4 2002

Organisation and IT

Strategy and goals

> The role of the Organisation and IT unit is to ensure the smooth day-to-day functioning of Erste Bank's entire information technology resources.
> The unit is also responsible for standardising all of the bank's IT platforms in Austria and abroad.
> The planning, strategies and innovations of the Organisation and IT department support the Erste Bank Group and the savings banks in executing their business strategies
> Erste Bank's responsibility for organisational matters is to be gradually expanded to include the Austrian savings banks and the subsidiaries in Central Europe.

Highlights in 2002

Activities in Austria

> The Organisation and IT unit successfully handled the changeover to euro notes and coins. In a problem-free transition, nine million accounts were converted from Austrian schillings to euros.

> After extensive preparation, EASD+, the new joint IT platform of Erste Bank and the savings banks, was commissioned on schedule on 14 July 2002. EASD+ forms the basis for efficient use of applications in computer-assisted sales and the other IT-dependent processes of the entire savings bank sector. EASD+ integrates virtually all elements of the retail and commercial business, notably savings, clearing, securities trading and settlement, payments, financing, customer relationship management, treasury, accounting and reporting. Besides involving a great deal of software development, the IT conversion required intensive staff training.
> With the introduction of RICOS and Riskwatch - a new global limit management system that permits real-time queries and the integration of all trading and bookkeeping systems - Erste Bank continued to build the foundation for ever-better risk management. After being installed in Austria and the foreign branches, RICOS was also implemented at Česká spořitelna, a.s.
> Another priority in the introduction of innovations by the Organisation and IT unit remained the multi-channel strategy of the Erste Bank Group. At the centre of many activities in Austria was the expansion of netbanking to a 24/7 basis, as well as the production of an English-language version of this platform. In addition, netbanking, nettrading, brokerjet and the target group portals www.spark7.com, www.dame.at and www.wohnquadrat.at were given even more customer appeal by adding further applications. During the reporting period the Internet presence of Erste Bank and the savings banks at www.erstebank.at and www.sparkasse.at was redesigned from the ground up.

Projects at the banking subsidiaries in Central Europe

> The Organisation and IT unit at Česká spořitelna, a.s. concentrated especially on the introduction of new banking software applications for treasury and corporate banking.
> The implementation of the new Web presence and Intranet of Česká spořitelna, a.s. was completed by January 2003.
> Netbanking went live at Erste & Steiermärkische Banka d.d. and Riječka banka d.d. in 2002.
> Both at Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s. the financial reporting was expanded based on SAP software and thus converted to the group-wide standard.
> Immediately after the acquisition of Riječka banka d.d., preparations already began for its merger with Erste & Steiermärkische Banka d.d., which is to be consummated both in legal and technical terms in the first half of 2003.
> Spordat Bratislava, the centre of competence for joint software development by the Central European subsidiaries that was established by the Organisation and IT unit, started operation last year.

Other achievements

> The Organisation and IT unit played an important role in the migration of 17 Erste Bank branches to local savings banks in the Austrian provinces of Tyrol and Lower Austria. November 2002 saw the trouble-free technical transfer of about 30,000 customers, 125 employees and approximately EUR 500 million of business.
> In 2002, for the first time, the processing costs of the computing centre were lowered year-on-year not only on a per-unit-throughput basis, but also in absolute terms, despite the fact that the total number of transactions increased. This reflects the successful restructuring of the computing centre and the creation of a standardised IT platform for Erste Bank and the savings banks.

Outlook

> The most important objective of the Organisation and IT unit in 2003 is to carry out the project work associated with the implementation of the Basle II standards in Central Europe. This includes, among other aspects, the subsidiary banks' data collection and rating procedures, particularly the implementation of a common application-capture system for all Central Europe banking subsidiaries and a behaviour scoring system for Česká spořitelna, a.s.
> The implementation of RICOS at Slovenská sporiteľňa, a.s. is also planned for 2003.
> Another project is to catalogue the products of all Central European Group banks as a basis for the joint refinement of the unified IT solutions.
> The Organisation and IT unit will be involved in defining a group-wide standard for controlling systems (activity-based costing, budget and controlling).
> In a project known as "S Plus", all business processes of the savings banks are being migrated to the standard IT platform introduced in July 2002. This involves about 61 institutions and some 12,000 employees.

E-business

Strategy and goals

> Erste Bank's fourth core strategy is to give customers the choice of how and when to use the Group's services. As one of the cornerstones of this multi-channel approach to distribution, e-business is becoming indispensable.
> The electronic banking products of Erste Bank are developed and rolled out in close co-operation with the Austrian savings banks.
> In Central Europe as well, Erste Bank wants to offer e-business services via its subsidiaries and is therefore accelerating the development of this offering in the region.

Highlights in 2002

> To give customers better access to information and services, Erste Bank and the savings banks completely remodelled their websites in 2002.
> A customer Sales Service Centre (CSSC), a virtual branch, was created that serves clients around the clock with most day-to-day financial transactions. Direct sales by the CSSC have already been expanded to the clients of some savings banks; in total, about 370,000 customers were approached last year.
> The number of users of the savings bank group's netbanking - which affords customers full access to their accounts and lets them do their banking quickly at any time of day or night - increased in 2002 by 74% to almost 390,000.
> In phonebanking as well, customer numbers grew significantly last year, rising by 127% to more than 240,000. Meanwhile, the mobilebanking service of Erste Bank and the savings banks is now used by 12,000 customers, 13% more than in 2001.
> Via the ecetra Internet portal, Erste Bank and the savings banks provide a wealth of financial information. The portal's 33,000 subscribers represent growth of about 74% since the end of 2001. Marked increases in traffic were also logged by the two securities trading platforms, nettrading (meant primarily for longer-term investors) and brokerjet (designed for day traders). Total customers now number over 14,000, or 75% more than a year earlier.
> Since the autumn, the Internet community SPARK7.COM for the younger generation has a new face and offers a variety of new applications. With almost 100,000 registered subscribers and 11.5 million page views per year, the savings bank group boasts Austria's largest community in this age group.
> A positive trend, with 44,000 users, is also seen in telebanking, Erste Bank's e-business product for small- and medium-sized corporate customers.

Customer numbers in e-business



33,000
ecetra members
14,000
nettrading and brokerjet
242,000
phonebanking
19,000
8,000
107,000
386,000
netbanking
223,000
66,000
128,000
2000
2001
2002

Outlook

> In 2003, to support the sales activities of the customer care staff of Erste Bank, the CSSC plans to more than double the number of customers contacted in bank-initiated sales calls.
> Moreover, the individual e-business products are to be improved further in order to offer clients even better service and create an efficient foundation for the acquisition of new customers. In the medium term future it will likely be feasible to route almost all brokerage transactions through electronic media.
> As early as 2002, ecetra and Česká spořitelna, a.s. started a joint venture to offer brokerage services in the Czech Republic. The new company is to begin operating in 2003.

Credit risk at the Erste Bank Group[1]

Group risk management

——— The credit risk of the Erste Bank Core Group is managed both by the Group Credit Risk Management division located at Erste Bank AG in Vienna, and by the local credit risk units at the subsidiaries. The operational responsibility of the Group Credit Risk Management unit is limited to managing the risk of large exposures on a group-wide basis. These exposures relate to the largest borrowers in absolute terms, as well as those customers or groups of companies that carry substantial exposures at several institutions of the Erste Bank Core Group and thus require global, centralised attention.

——— These lendings are identified by the Group Risk Management unit, which together with the subsidiaries sets a ceiling for total exposure. Beginning in the second quarter of 2003, these limits (the maximum total amounts of exposure for a given group of companies within Erste Bank Core Group) are defined by a special-purpose committee. The limit allocation to the various parts of Erste Bank Group is defined as well, while taking account of risk-return profiles. Within these limits, loans are approved by the authorised local staff. The risk management units at the individual subsidiary institutions have a corresponding degree of lending authority. Above a certain lending limit, Erste Bank AG as the Group parent becomes involved in credit decisions. In this function, Erste Bank AG is usually represented by its Managing Board members or other corporate staff delegated to local supervisory boards.

——— An important strategic role of Group Credit Risk Management lies in monitoring and refining Erste Bank's credit culture. Key credit processes - for instance rules concerning lending authority, procedural rules and methods for the valuation of collateral - are centrally developed for the Group and adopted by the subsidiaries. When developing such rules, care is taken to ensure that they harmonise with the expected requirements of Basle II. The procedures of the subsidiaries are checked for compliance with the Group standards.

——— The Group Credit Risk Management division also provides the credit reporting for the Group. Aside from the operation and data maintenance of the group-wide limit system, the unit is also responsible for developing and implementing systems and databases that Erste Bank will need to qualify for the IRB (internal ratings-based) approach under Basle II.

Credit portfolio Erste Bank Group

Highlights of 2002 at the Erste Bank Group

> The first-time inclusion of the cross-guarantee system savings banks increased the credit exposure by EUR 25 million (up 28.2%).

> This entailed a number of changes:

- The share of the banking and insurance sector in total credit exposure was 40% for the Core Group, but only 30% for the Erste Bank Group, as Erste Bank's loans and advances to the savings banks had to be eliminated in this item due to the savings banks' consolidation. Where loans and advances to banks outside the cross-guarantee system are concerned, the inclusion of the savings banks in the consolidated financial statements added only a very small amount to the Group figure.
- The share of private households increased from 12.7% to 16.4% and is thus now larger than the public sector portion. This underscores the Erste Bank Group's positioning as a retail bank.
- Otherwise the sector mix remained largely unchanged.

1) The following tables include all loans and advances to credit institutions and customers as well as all fixed-income securities (irrespective of whether they are assigned to the trading portfolio, to investments available for sale or to financial investments). Also included are the off-balance-sheet credit risks (such as guarantees and letters of credit).

Credit risk by sector (Erste Bank Group)

in EUR million	Low risk	Management attention	Substandard	Doubtful	Total exposure
Austria					
Agriculture and forestry	489	154	49	65	757
Mining	79	62	44	27	212
Manufacturing	2,597	1,438	705	404	5,143
Energy and water supply	481	131	17	12	641
Construction	2,373	924	352	309	3,959
Trade	3,015	1,373	652	610	5,649
Hotels and restaurants	833	742	402	359	2,336
Transport and communication	850	435	201	89	1,574
Banking and insurance	10,849	245	53	11	11,158
Real estate	4,560	2,037	715	478	7,789
Public administration	7,066	56	10	6	7,138
Health and social work	794	97	50	31	972
Other activities	693	232	104	85	1,114
Private households	13,465	1,118	338	596	15,517
Other	98	170	30	19	318
Subtotal	**48,241**	**9,213**	**3,723**	**3,100**	**64,277**
International					
Agriculture and forestry	187	74	8	27	295
Mining	163	116	20	3	302
Manufacturing	1,846	396	127	195	2,564
Energy and water supply	806	346	15	71	1,239
Construction	269	40	15	38	362
Trade	1,312	177	87	167	1,743
Hotels and restaurants	342	175	25	75	618
Transport and communication	862	277	55	100	1,294
Banking and insurance	21,087	274	45	75	21,481
Real estate	2,221	361	69	82	2,733
Public administration	9,859	174	1	19	10,053
Health and social work	653	3	1	2	660
Other activities	232	114	39	73	457
Private households	2,611	93	45	150	2,898
Other	949	49	13	40	1,052
Subtotal	**43,397**	**2,669**	**567**	**1,118**	**47,750**
Total	**91,638**	**11,882**	**4,290**	**4,217**	**112,027**
In % of total exposure	**81.8%**	**10.6%**	**3.8%**	**3.8%**	**100.0%**
Risk provisions at 31 Dec 2002	**185**	**152**	**498**	**2,199**	**3,034**
Risk provisions in % of total exposure	**0.2%**	**1.3%**	**11.6%**	**52.1%**	**2.7%**

Risk classification does not take into account collateral.

Credit risk by sector

> The exposure figures also include credit risks of the Treasury business (trading portfolio and investments available for sale, as well as financial investments), primarily with the banking and insurance sector and public administration.
> The natural focus of a retail banking group is private households.
> As the real estate and other business activities category covers not just mortgage and other property lending, but also the business services sector (including holding companies), it is not homogeneous with respect to risk.

Credit risk by sector in 2002 (Erste Bank Group)


30%
Banking and insurance
16%
Other[1]
7%
Trade
7%
Manufacturing
9%
Real estate and other business activities
15%
Public administration
16%
Private households

1) The "Other" category comprises nine sectors ranging from mining to transport.

Credit exposure by risk class in 2002 (Erste Bank Group)


4%
Doubtful
4%
Substandard
11%
Management attention
81%
Low risk

Credit risk by region

> The extended home market of the Erste Bank Group accounts for the lion's share: a total of 78% of the credit risk resides in Austria and Central Europe.
> The share of industrialised countries in total exposure, amounting to almost 19%, corresponds to the high exposure in banking and insurance and public administration (Treasury and securities investments).

Non-performing loans (Erste Bank Group)

_____ As of the end of 2002, the cross-guarantee system savings banks were for the first time included in the count of non-performing loans for the Erste Bank Group; the total amounted to EUR 4.1 billion. The coverage of non-performing loans by risk provisions for loans and advances was nearly 74% (whereas collateral was not included in the calculation), a figure close to the risk provision cover in the Core Group. Due to the first time consolidation of the savings banks of the cross-guarantee system as of 1 January 2002 figures for 2001 are not available on a comparative basis.

Credit risk by region (Erste Bank Group)

in EUR million	Low risk	Management attention	Substandard	Doubtful	Total exposure
Austria	**48,241**	**9,213**	**3,723**	**3,100**	**64,277**
Other industrialised countries	**19,663**	**796**	**230**	**265**	**20,955**
Extended home market	**21,138**	**1,277**	**281**	**755**	**23,450**
thereof Czech Republic	13,044	418	138	465	14,066
thereof Slovak Republic	3,748	277	20	127	4,172
thereof Hungary	1,906	450	27	47	2,431
thereof Croatia	1,767	29	79	90	1,965
thereof Slovenia	672	103	16	25	816
Emerging Markets	**2,513**	**580**	**29**	**73**	**3,196**
thereof Asia	1,052	34	11	32	1,129
thereof Latin America	497	191	8	6	702
thereof Russia	62	121	2	2	187
thereof Other	902	234	8	34	1,177
Developing countries	**82**	**16**	**26**	**24**	**149**
Total	**91,638**	**11,882**	**4,290**	**4,217**	**112,027**
In % of total exposure	**81.8%**	**10.6%**	**3.8%**	**3.8%**	**100.0%**
Risk provisions at 31 Dec 2002	**185**	**152**	**498**	**2,199**	**3,034**
Risk provisions in % of total exposure	**0.2%**	**1.3%**	**11.6%**	**52.1%**	**2.7%**

Risk classification does not take into account collateral.

Credit risk by region at the end of 2002 (Erste Bank Group)



57.4%
Austria
2.9%
Emerging markets
18.7%
Industrialised countries
20.9%
Extended home market
0.1%
Developing countries

Credit portfolio Erste Bank Core Group

Highlights of 2002 at Erste Bank Core Group

> Total growth	EUR 7.6 billion	(up 9.6%)
thereof Austria	EUR 4.7 billion	(up 12.4%)
thereof International	EUR 2.9 billion	(up 7.0%)
thereof extended home market	EUR 2.7 billion	(up 14.0%)

_____ In the Core Group the total exposure grew by EUR 7.6 billion overall, or 9.6%. In a positive development, most of the increase occurred in the good risk classes. However, there was also a significant rise in non-performing loans. This growth results mainly from the first-time consolidation of Sparkassen Versicherung AG (a minority interest before 2002), which added EUR 4.3 billion (investment portfolio of the insurance companies),

Credit risk by sector (Erste Bank Core Group)

in EUR million	Low risk	Management attention	Substandard	Doubtful	Total exposure
Austria					
Agriculture and forestry	65	51	6	16	137
Mining	16	20	9	14	58
Manufacturing	1,447	779	423	188	2,837
Energy and water supply	217	104	3	11	336
Construction	519	508	139	143	1,309
Trade	1,545	689	287	305	2,827
Hotels and restaurantss	278	387	166	181	1,011
Transport and communication	531	284	127	31	973
Banking and insurance	14,020	208	40	5	14,273
Real estate	2,140	1,491	521	306	4,458
Public administration	4,526	22	2	1	4,552
Health and social work	352	49	22	14	438
Other activities	282	139	52	37	511
Private households	7,821	376	162	274	8,633
Other	48	66	7	1	122
Subtotal	**33,806**	**5,176**	**1,967**	**1,527**	**42,475**
International					
Agriculture and forestry	148	60	7	22	237
Mining	154	115	20	3	292
Manufacturing	1,620	362	105	176	2,263
Energy and water supply	792	344	15	71	1,222
Construction	216	34	13	29	292
Trade	936	136	63	138	1,272
Hotels and restaurants	301	157	16	65	540
Transport and communication	811	271	49	96	1,228
Banking and insurance	20,357	236	45	73	20,711
Real estate	2,104	336	67	77	2,583
Public administration	9,579	163	1	19	9,762
Health and social work	649	2	1	1	652
Other activities	219	106	38	71	434
Private households	2,221	68	35	132	2,456
Other	909	7	13	40	969
Subtotal	**41,016**	**2,397**	**488**	**1,013**	**44,914**
Total	**74,822**	**7,573**	**2,455**	**2,540**	**87,390**
In % of total exposure	**85.6%**	**8.7%**	**2.8%**	**2.9%**	**100.0%**
Risk provisions at 31 Dec 2002	**164**	**120**	**186**	**1,359**	**1,829**
Risk provisions in % of total exposure	**0.2%**	**1.6%**	**7.6%**	**53.5%**	**2.1%**
Total exposure at 31 Dec 2001	**68,871**	**6,258**	**2,607**	**2,009**	**79,745**
Risk provisions at 31 Dec 2001	**254**	**83**	**362**	**1,205**	**1,904**
Risk provisions in % of total exposure	**0.4%**	**1.3%**	**13.9%**	**60.0%**	**2.4%**

Risk classification does not take into account collateral.

and the acquisition of Riječka banka d.d., which enlarged the loan book by about EUR 1 billion.

_____ As well, Česká spořitelna, a.s. (EUR 0.8 billion), the Immorent subgroup (EUR 0.9 billion) and Erste Bank Hungary Rt. (EUR 0.4 billion) showed significant volume growth.

_____ The exposure of Tiroler Sparkasse Bank AG also inched up by EUR 0.25 billion.

_____ The rise of EUR 606 million (up 34%) in non-performing loans to EUR 2,414 million was driven in large part by changes in classification methodology, i.e. the rating system and default criteria under Basle II.

_____ The reduction in the total amount of risk provisions for loans and advances by EUR 74 million (a drop of 3.9%) to EUR 1,829 million has the following reasons:

- Total put (the final transfer of bad loans to Česká konsolidační agentura as provided by the agreement to purchase Česká spořitelna, a.s.); and the statutory release of general provisions at Česká spořitelna, a.s.
- Use of risk provisions for loans and advances

Non-performing loans (Erste Bank Core Group)

_____ The risk structure of the portfolio was marked by an increase in non-performing loans in the Core Group of EUR 606 million to a total of EUR 2,414 million. This rise results from the following factors:

_____ The foremost reason is the change in the Group's risk measurement methodology, which explains about 40% of the expansion in non-performing loans. Thus, Erste Bank is aligning all its risk management tools to the goal of applying the foundation IRB approach when the Basle II capital adequacy rules take effect in January 2007, and then switching to the advanced IRB approach as soon as possible. Following the changeover and standardisation carried out in 1998, this involved a further modification to the rating model for corporate clients. The existing ten grades were increased to 13 for performing exposure. In addition, the default grade "R" was broken down into five different default events. This differentiation also allows for the low probability of complete repayment of a loan even when no arrears or loss for the bank has yet occurred. The required implementation at Erste Bank AG was initiated in the fourth quarter of 2001, continued in January 2002 with the technical migration to the new system and was completed in the second and third quarter of 2002 in the course of regular credit portfolio reviews. Consistent with Erste Bank's long-standing conservative approach, when in doubt, the poorer of two ratings was assigned. This produced a conspicuous shift towards riskier exposure classes.

_____ In particular, however, the new default criteria under Basle II, already introduced at Erste Bank in 2002, led to a pronounced reclassification of loans from the performing to the non-performing side. This does not represent any underlying worsening of the client risks involved, but resulted from the consistent downgrading of exposure after 90 days in arrears. The great majority of these "technical" reclassifications pertained to exposures that had already been recognised as problematic and provisioned for.

_____ In the fourth quarter of 2002 - after the technical migration was completed - the level of non-performing loans remained essentially constant.

_____ Other influences contributing to the increase in non-performing loans were the completion of the credit portfolio review at Tiroler Sparkasse Bank AG (the savings bank taken over as of the end of 2001), which was responsible for about 20% of the rise; the transfer of promising, formerly ring-fenced loans of Česká spořitelna, a.s. to the Group's own portfolio (4%); and the first-time consolidation of Riječka banka d.d. (7%). The remaining portion, some 30%, represents the effect of the negative economic trend in the Austrian market, particularly for small to medium-sized companies.

_____ Risk provisions for loans and advances registered a small decrease of EUR 75 million to EUR 1,829 million (a drop of 3.9%). In connection with this development it should be noted that, in practice, the amount of new provisioning for credit losses takes into account the extent to which the exposure is secured. These securities are not reflected in any way in the figures presented here.

_____ While the total amount of risk provisions for Austria increased, it was reduced to varying degrees in the foreign markets, particularly Central Europe. For the year as a whole, a decline at Česká spořitelna, a.s. was partly offset by the first-time consolidation of Riječka banka d.d.

_____ The reduction in the total amount of risk provisions for loans and advances at Česká spořitelna, a.s. is explained by the fact that the last transfer of loans was made to Česká konsolidační agentura in 2002, resulting in the use of the risk provisions that had been earmarked for this exposure. Moreover, legal changes in accounting standards led to the release of general risk provisions for loans and advances.

_____ In a separate development, the credit portfolio in the industrialised countries was also streamlined; this likewise led to the use of risk provisions and a corresponding reduction in the total amount of risk provisions.

Credit risk by region (Erste Bank Core Group)

in EUR million	Low risk	Management attention	Substandard	Doubtful	Total exposure
Austria	**33,806**	**5,176**	**1,967**	**1,527**	**42,475**
Other industrialised countries	**18,544**	**693**	**213**	**244**	**19,693**
Extended home market	**19,927**	**1,116**	**220**	**674**	**21,936**
thereof Czech Republic	12,887	369	129	456	13,841
thereof Slovak Republic	3,727	273	20	126	4,147
thereof Hungary	1,868	445	26	46	2,385
thereof Croatia	1,030	24	43	42	1,139
thereof Slovenia	415	6	1	3	425
Emerging Markets	**2,466**	**574**	**28**	**73**	**3,140**
thereof Asia	1,041	34	11	32	1,118
thereof Latin America	495	189	8	5	697
thereof Russia	62	121	2	2	187
thereof Other	868	230	8	33	1,139
Developing countries	**80**	**15**	**26**	**23**	**144**
Total	**74,822**	**7,573**	**2,455**	**2,540**	**87,389**
In % of total exposure	**85.6%**	**8.7%**	**2.8%**	**2.9%**	**100.0%**
Risk provisions at 31 Dec 2002	**164**	**120**	**186**	**1,359**	**1,829**
Risk provisions in % of total exposure	**0.2%**	**1.6%**	**7.6%**	**53.5%**	**2.1%**
Total exposure at 31 Dec 2001	**68,871**	**6,258**	**2,607**	**2,009**	**79,745**
Risk provisions at 31 Dec 2001	**254**	**83**	**362**	**1,205**	**1,904**
Risk provisions in % of total exposure	**0.4%**	**1.3%**	**13.9%**	**60.0%**	**2.4%**

Risk classification does not take into account collateral.

Austria

_____ The trend in **Erste Bank AG's** credit portfolio as reflected in the status on the balance sheet date is proof that the strategy has been consistently applied in the various business segments. The quality of the lendings, apart from the methodology-related changes already discussed, remained stable. The broad diversification in the retail business was unchanged; the limit-based lending to large corporate customers was largely devoid of risk concentration. Loans were made chiefly in industries with low risk and a stable long-term outlook, such as the public administration, banking and insurance, real estate and food retailers. In the new economy and the aircraft industry, the otherwise strong negative effects of the crisis in these sectors were reduced to insignificant exposures, as the lending rules here were prudently tightened at an early stage.

_____ In the SME sector, business conditions last year remained a challenge. The resulting threats were countered by a selective, conservative credit policy. Concentrations in particular sectors or regions were thus avoided. In 2003, even with a recently forecast (slight) economic upturn, the environment is likely to remain difficult. In risk management, Erste Bank will continue to steer the present conservative course.

_____ The **Immorent** Group performed well in Austria and Central Europe. The portfolio of investments with good credit quality and diversification perpetuates the well-balanced risk structure. In new business, growth was achieved above all with the manufacturing sector, trade, real estate and public administration. About three-quarters of the business was generated in Austria; the extended home market accounted for the balance.

_____ **Bausparkasse der österreichischen Sparkassen AG** with its traditionally highly diversified credit portfolio that is largely secured by mortgages held its own in the market and continues to boast predictable, low default risk. The growth of about 1% in the unit's lendings defied a decrease in home construction activity.

_____ **s Wohnbaubank AG** further boosted the size of its loan book for the development of non-profit housing. The portfolio features a reasonable distribution of clients and exposure grades and does not contain substandard or non-performing project finance accounts.

_____ At **Tiroler Sparkasse Bank AG,** 2002 was marked by a number of restructurings, process changes and adjustments to Erste Bank standards. One-off effects on the credit risk side weighed on results in financial 2002, but the foundation was laid for an improvement in the earnings and risk situation.

_____ The total loan portfolio of **Salzburger Sparkasse Bank AG** contracted slightly year-on-year, by 1.2%. On balance, the portfolio quality deteriorated as well. However, this was compensated for by a further strengthening of collateralisation - particularly in the poorer risk classes - and thus a reduction in unsecured exposure.

International

_____ Outside Austria, 66% of credit exposure is to banking and insurance as well as public administration. This demonstrates that the Group's foreign lending business is focussed primarily on the banking subsidiaries in the Central European countries. In addition, in selected market segments, Erste Bank engages in internationally diversified lending and investments in Vienna and at its branches in London, New York and Hong Kong.

_____ The Retail portfolio of **Česká spořitelna, a.s.** grew significantly in 2002, largely because of the expansion in consumer business. Total outstanding retail mortgage loans also rose strongly. What is more, there was an overall improvement in portfolio quality. Thus, the poorer exposure classes were reduced from 14.8% to 9.5% of the total. Risk provisions for loans and advances fell as a result of the "total put" that led to the use of risk provisions. However, not all loans eligible for transfer to Česká konsolidační agentura were passed through to that agency. Rather, some were added to the Group's own portfolio, resulting in a higher amount of non-performing loans.

_____ At **Slovenská sporiteľňa, a.s.**, loans and advances to customers increased substantially. Through singleminded implementation of the Erste Bank standards in the restructuring of credit processes, and by transferring reclassified loans to Slovenská konsolidačná agentura, the portfolio quality was also significantly improved. Thus, while total credit to clients other than banking and insurance or public administration grew by nearly 28%, the share of non-performing loans in total credit exposure was brought down from 4.5% to 3.4%.

_____ The corporate business of **Erste Bank Hungary Rt.** is characterised by a small gain in exposure with large corporates and an attendant mild decrease in the percentage of the exposure that is secured. On the other hand, there was a concurrent reduction in the proportion of non-performing loans, which are in very large measure covered by risk provisions. The strong growth in retail credit arises mainly from fully secured mortgage loans. Although the share of non-performing loans rose slightly disproportionately, collateral cover amounts to 100%. The cover by risk provisions thus decreased accordingly.

_____ The credit risk standards of Erste Bank were introduced at **Riječka banka d.d.,** which was integrated into the Group in the second quarter of 2002. Risk provisions for loans and advances are sufficient for the credit portfolio on this basis.

_____ At **Erste & Steiermärkische Banka d.d.** the security cover was maintained throughout the strong growth in the corporate loan portfolio. In fact, amid a stable sector mix, non-performing loans were even reduced somewhat on an absolute basis. The retail credit portfolio expanded, principally reflecting an increase in non-mortgage consumer credit. Non-performing loans were reduced on a percentage basis, while the risk provision cover for these remained the same.

2002 Consolidated financial statements according to IFRS

_____ In order to improve comparison of 2002 financial information with that of 2001 additional data also has been provided for the "Core Group", which essentially consists of the Erste Bank and its Group of 2001 and only includes its equity holdings, as defined under company law. Although the presentation of the Core Group's assets, earnings and financial position for 2002 have not been audited, they have been submitted to a review in accordance with ISA 910.

The accompanying notes form an integral part of the financial statements.

I. Group Balance Sheet of Erste Bank at 31 December 2002

in EUR thousand	Notes	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Assets				
1. Cash and balances with central banks	12	3,181,046	2,572,909	*2,608,208*
2. Loans and advances to credit institutions	1, 13	15,492,393	18,912,535	*19,238,194*
3. Loans and advances to customers	1, 14	64,435,407	39,210,012	*40,471,269*
4. Risk provisions for loans and advances	2, 15	(2,982,868)	(1,875,051)	*(1,786,981)*
5. Trading assets	3, 16	3,487,007	3,450,982	*3,351,514*
6. Investments available for sale	4, 17	6,735,714	2,912,071	*4,134,460*
7. Financial investments	5, 18, 19, 49	22,572,142	14,730,222	*20,379,794*
8. Intangible assets	6, 19	1,595,753	932,145	*1,518,299*
9. Tangible assets	7, 19	1,866,017	1,317,633	*1,347,139*
10. Other assets	11, 20, 21	4,839,641	3,869,922	*4,302,083*
Total assets		**121,222,252**	**86,033,380**	***95,563,979***
Liabilities and shareholders' equity				
1. Amounts owed to credit institutions	22	26,424,661	28,642,181	*27,917,900*
2. Amounts owed to customers	23	61,308,019	37,175,097	*39,337,050*
3. Debts evidenced by certificates	9, 24	14,190,783	9,751,047	*12,387,032*
4. Provisions	10, 11, 25	5,488,009	953,383	*4,904,507*
5. Other liabilities	26	5,219,988	3,392,692	*4,547,298*
6. Subordinated capital	27	3,386,632	2,955,683	*2,757,702*
7. Minority interests		2,723,258	1,259,438	*968,441*
8. Shareholders' equity	28	2,480,902	1,903,859	*2,744,049*
Total liabilities and shareholders' equity		**121,222,252**	**86,033,380**	***95,563,979***

II. Group Income Statement of Erste Bank for the year ended 31 December 2002

in EUR thousand	Notes	2002	2001	Core Group 2002
1. Interest and similar income		5,699,613	4,283,600	*4,111,201*
2. Interest paid and similar expenses		(3,236,577)	(2,844,710)	*(2,540,473)*
I. Net interest income	**29**	**2,463,036**	**1,438,890**	***1,570,728***
3. Risk provisions for loans and advances	30	(406,361)	(203,603)	*(211,140)*
4. Fee and commission income		1,118,002	729,043	*825,766*
5. Fee and commission expenses		(173,695)	(154,437)	*(151,297)*
Net commission income (Net of 4 and 5)	*31*	*944,307*	*574,606*	*674,469*
6. Net trading result	32	167,359	152,585	*137,545*
7. General administrative expenses	33	(2,431,964)	(1,454,341)	*(1,634,303)*
8. Income from insurance business	34	8,442	-	-
9. Other operating result	35	(80,209)	(102,485)	*(68,405)*
10. Extraordinary result		-	-	-
II. Pre-tax profit for the year		**664,610**	**405,652**	***468,894***
11. Taxes on income	36	(151,387)	(81,299)	*(92,285)*
III. Profit for the year		**513,223**	**324,353**	***376,609***
12. Minority interests		(258,019)	(101,060)	*(130,671)*
IV. Net profit after minority interests	37	**255,204**	**223,293**	***245,938***

Earnings per share

Earnings per share (EPS) is the amount representing net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share is the amount showing the maximum dilution effect possible if the average number of shares has increased or may increase as a result of the issued subscription and conversion rights.

		2002	2001
Net profit after minority interests	in EUR thousand	255,204	223,293
Average number of shares outstanding	number	53,942,369	49,965,944
Earnings per share	**in EUR**	**4.73**	**4.47**

In calculating EPS, the Erste Bank shares held by the cross-guarantee system of the savings banks are not subtracted from the outstanding shares.

The diluted earnings per share for 2002 and 2001 show no change over the above figures.

III. Statement of Changes in Shareholders' Equity

in EUR million	Subscribed capital	Add. paid-in capital	Retained earnings	Distributable profit	Total 2002	Total 2001
Shareholders' equity as of 31 December previous year	**366**	**868**	**607**	**63**	**1,904**	**1,856**
Translation differences	-	-	(5)	-	(5)	41
Own shares	-	-	(270)	-	(270)	-
thereof Shares acquired	-	-	*(391)*	-	*(391)*	-
thereof Shares sold	-	-	*111*	-	*111*	-
thereof Balance	-	-	*10*	-	*10*	-
Dividends	-	-	1	(63)	(62)	(62)
Capital increases	69	572	-	-	641	-
Net profit after minority interests	-	-	181	74	255	223
Other changes[1]	-	-	18	-	18	(27)
First-time application of IAS 39	-	-	-	-	-	(127)
Shareholders' equity at 31 December	**435**	**1,440**	**532**	**74**	**2,481**	**1,904**

1) This includes the cash flow hedge reserve balance totalling EUR 32 million (2001: EUR 19 million)

Changes in number of shares (see Note 28)

in units	31 Dec 2002 Shares	31 Dec 2001 Shares	31 Dec 2001 PCs
Issued shares	59,825,114	50,362,955	-
less own shares in bank's portfolio[1]	(4,392,897)	(13,340)	-
Shares outstanding	**55,432,217**	**50,349,615**	**-**
Shares outstanding at 1 January	50,349,615	50,340,784	3,798
Additions from first-time inclusion of cross-guarantee savings banks at 1 January 2002	(3,621,064)		
Other acquisitions of own shares	(2,625,806)	(4,157,459)	(3,798)
Disposal of own shares	1,867,313	4,164,134	-
Capital increase in July 2002	9,210,000	-	-
Capital increase due to ESOP 2002	252,159	-	-
Effect of calling in PCs	-	2,156	-
Shares outstanding at 31 December	55,432,217	50,349,615	-
Own shares[1]	4,392,897	13,340	-
Number of shares at 31 December	**59,825,114**	**50,362,955**	**-**

In accordance with a resolution taken by the General Meeting convened on 8 May 2001, all of the outstanding participation certificates were called in in financial 2001.
1) Including shares held by the members of the cross-guarantee system

IV. Cash Flow Statement

in EUR million	2002	2001
Profit for the year	**513**	**324**
Non-cash items in net profit		
Depreciation, amortisation, revaluation of tangible assets, financial investments as well as investments available for sale	407	271
Allocation/release of provisions (including risk provisions)	422	203
Profits from the sale of financial investments and tangible assets	(113)	(20)
Other adjustments	(1,936)	(1,887)
Changes in assets and liabilities from operating activities after adjustment for non-cash components		
Loans and advances to credit institutions	155	2,851
Loans and advances to customers	(1,581)	(2,875)
Trading portfolio	56	(820)
Investments available for sale	(1,357)	(529)
Other assets	(307)	(977)
Amounts owed to credit institutions	(1,474)	1,716
Amounts owed to customers	2,023	2,991
Debts evidenced by certificates	2,554	1,173
Other liabilities from operating activities	1,472	702
Interest and dividends received	5,700	4,284
Interest paid	(3,237)	(2,845)
Cash flow from operating activities	**3,297**	**4,562**
Proceeds from the disposal of		
Financial investments	5,221	1,425
Fixed assets	233	(279)
Payments for the acquisition of		
Financial investments	(6,864)	(4,163)
Fixed assets	(1,169)	(341)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	(486)	(68)
Other changes	-	-
Cash flow from investing activities	**(3,064)**	**(3,426)**
Capital increases	641	-
Dividends paid	(62)	(62)
Other financing activities	(180)	351
Cash flow from financing activities	**399**	**289**
Cash and cash equivalents at beginning of period	**2,573**	**1,146**
Cash flow from operating activities	3,297	4,562
Cash flow from investing activities	(3,064)	(3,426)
Cash flow from financing activities	399	289
Effect of translation differences	(24)	2
Cash and cash equivalents at end of period	**3,181**	**2,573**

Apart from coming into effect of the cross-guarantee system (HV) on 1 January 2002, Erste Bank during the reporting period acquired 98.0% of Riječka banka d.d. (RB), 20% of Sparkassen Versicherung AG (S-Vers.), 39.5% of Stavební spořitelna České spořitelny, a.s. (CSST), 11% of Steiermärkische Bank und Sparkassen AG (Stmk. Spk.), 42.7% of Česká spořitelna, a.s. (CS), and 24.2% of Tiroler Sparkasse Bankaktiengesellschaft Innsbruck (TiSpa).

in EUR million	HV	RB	S-Vers.	CSST	Total	Stmk. Spk.	CS	TiSpa	Total
Shares purchased (in %)	-	98.0%	20.0%	39.5%	-				
Successive share purchases (in %)						11.0%	42.7%	24.2%	-
Cash and cash equivalents	471	162	-	-	633	-	-	-	-
Loans and advances to credit institutions and customers	19,658	677	-	696	21,031	-	-	-	-
Risk provisions	(1,159)	(72)	-	(4)	(1,235)	-	-	-	-
Trading assets	92	-	-	-	92	-	-	-	-
Investments available for sale	2,385	87	-	91	2,563	-	-	-	-
Financial investments	5,990	111	4,103	412	10,616	-	-	-	-
Sundry assets	1,655	61	114	41	1,871	-	-	-	-
Amounts owed to credit institutions and customers	(20,399)	(965)	-	(1,178)	(22,542)	-	-	-	-
Debts evidenced by certificates and subordinated liabilities	(2,489)	-	(67)	-	(2,556)	-	-	-	-
Sundry liabilities	(4,820)	(33)	(4,030)	(12)	(8,895)	-	-	-	-
Minority interest	(188)	-	-	-	(188)	-	-	-	-
Shareholders' equity	1,196	28	120	46	1,390	550	941	241	3,122
Share purchase (in %)	-	98.0%	20.0%	39.5%		11.0%	42.7%	24.2%	-
Erste Bank stake	-	27	24	18	70	61	402	58	591
Goodwill									528
Purchase price									1,119
Cash and cash equivalents									(633)
Cash flow for acquiring companies less cash and cash equivalents acquired									**486**

V. Notes to the Consolidated Financial Statements of the Erste Bank Group

General information

Erste Bank der oesterreichischen Sparkassen AG is Austria's oldest savings bank and largest credit institution that is entirely privately owned. It is listed on the Vienna stock exchange and in October 2002 it was admitted to listing on the Prague stock exchange. Its registered offices are located at Graben 21, 1010 Vienna, Austria.

Erste Bank Group offers a complete array of banking and financing services such as saving, asset management (e.g. investment fund business), lending, mortgage loans, investment banking, securities and derivatives trading, portfolio management, project financing, foreign trade financing, corporate finance, capital market and money market services, foreign exchange trading, leasing, factoring and insurance business.

Erste Bank's Consolidated Financial Statements for financial 2002 and the comparative figures for 2001 were prepared in compliance with the International Financial Reporting Standards (IFRS - formerly IAS) issued by the International Accounting Standards Board (IASB) and their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC - formerly SIC) and also satisfies the prerequisites set forth in Section 59a Austrian Banking Act and Section 245a Austrian Commercial Code on exempted consolidated financial statements prepared according to internationally recognised accounting principles. Furthermore, the disclosure requirements of the European Union were met.

Points where the Consolidated Financial Statements according to IFRS differ from Austrian financial reporting standards are outlined in Section VI.

Unless otherwise indicated, all amounts are stated in EUR million. Rounding differences may occur in the accompanying tables.

The 2002 Financial Statements were prepared on the basis of the cross-guarantee agreement concluded between Erste Bank AG and almost all of the Austrian savings banks which went into effect 1 January 2002 (additional information is provided in the section on Acquisitions of shares in other companies). As a result, Sparkassen Versicherung AG, which had been reported at equity before the cross-guarantee system was established, had to be fully consolidated as of 1 January 2002 as Erste Bank now holds majority ownership in this insurance company together with members of the cross-guarantee system. Since 1 January 2002 the result from the insurance business has consequently been reported as a separate item in the Income Statement and explained in detail in Note 34. The asset, debt and equity components have been assigned to the respective balance sheet items. In order to improve comparison of 2002 financial information with that of 2001 additional data also has been provided for the "Core Group", which essentially consists of the Erste Bank and its Group of 2001 and only includes its equity holdings as defined under company law. Although the presentation of the Core Group's assets, earnings and financial position for 2002 has not been audited, they have been reviewed in accordance with ISA 910.

Acquisition of shares in other companies

Erste Bank is a member of the cross-guarantee system (Haftungsverbund) of the savings bank group, a system that was established in 2001 and went into effect 1 January 2002. As of the balance sheet date almost all of Austria's savings banks were part of this system.

According to the provisions of the framework agreement between Erste Bank and participating savings banks, this system guarantees by virtue of joint and several liability the payment of all amounts owed to customers (all deposits according to Section 1 (1.1) Austrian Banking Act, all monetary claims based on credits from banking transactions, all monetary claims from issuing securities, except capital resources pursuant to Section 23 Austrian Banking Act and payables from transactions relevant under criminal law).

Pursuant to the requirements laid down in the Austrian Banking Act and the framework agreement of the cross-guarantee system, the individual members in the system must provide support and other types of intervention to fellow members in financial difficulty (including injection of liquidity, granting of loans, assumption of guarantees and transfer of capital resources to intervention in business policy and changes in management) and honour secured obligations to customers in the event defined in

Erste Bank Group (reporting base from 2002 on)


CROSS-GUARANTEE SYSTEM
CORE GROUP (REPORTING BASE UNTIL 2001)
43 savings banks in which Erste Bank holds no equity interest
Salzburger Sparkasse Bank AG
Tiroler Sparkasse Bank AG
Sparkasse Mühlviertel-West Bank AG
Allgemeine Sparkasse Oberösterreich Bank AG
Sparkasse Bregenz Bank AG
Sparkasse Kremstal-Pyhrn AG
Steiermärkische Bank und Sparkassen AG
Sparkasse Hainburg-Bruck-Neusiedl Bank AG
Kärntner Sparkasse AG
Sparkasse Voitsberg-Köflach Bank AG
DOMESTIC and others
Erste Bank AG
ERSTE-SPARINVEST
Kapitalanlagegesell-
schaft m.b.H.
Bausparkasse der
österreichischen
Sparkassen AG
Immorent AG
CENTRAL EUROPE
Česká spořitelna, a.s.
Slovenská sporiteľňa, a.s.
Erste Bank Hungary Rt.
Erste & Steiermärkische Banka d.d.
Riječka banka d.d.
Sparkassen Versicherung AG
(Insurance company)

Section 93 (3.1) Austrian Banking Act. Consequently, it is impossible to determine the actual scope of performance to be rendered by individual members of the cross-guarantee system, in addition to which those amounts made available by members as part of legal deposit protection as set forth in Sections 93 ff Austrian Banking Act are to be credited.

_____ The provisions set forth in the agreement governing the cross-guarantee system are implemented by the Steering Company, s Haftungs- und KundenabsicherungsGmbH. Erste Bank AG directly holds at least 51% of the share capital of the Steering Company (as of 31 December 2002 a directly and indirectly estimated 62.6%). Two of the four members of the Steering Company's management, including the CEO, who has the casting vote, are appointed by Erste Bank AG. The Steering Company is vested with the power to establish and monitor risk policies and in case a member encounters serious difficulties it has the right to intervene and make executive management decisions (as mentioned before) at the troubled savings bank.

_____ As Erste Bank AG owns controlling interest in the cross-guarantee company, which by virtue of its rules of procedure can exercise significant influence on the business policy of any of its members, in accordance with IFRS all members of the cross-guarantee system are to be included in Erste Bank's consolidated financial statements as of 1 January 2002.

Following amendment of Section 30 Austrian Banking Act effective 1 September 2002, credit institutions belonging to a cross-guarantee system meeting the prerequisites laid down in Section 30a Austrian Banking Act shall be included in the group of credit institutions as the superordinate credit institution pursuant to Section 30 Austrian Banking Act. This applies to Erste Bank and the savings banks belonging to the cross-guarantee system. Therefore, effective 1 September 2002 all relevant legal provisions are to be fulfilled which pertain to groups of credit institutions as defined in Section 30 Austrian Banking Act, thus including all members of the cross-guarantee system.

As of 1 January 2002 Erste Bank owned 50.5% of Tiroler Sparkasse Bankaktiengesellschaft Innsbruck. In the current financial year the interest in Tiroler Sparkasse (both direct and indirect) was successively increased to 74.7% as a result of various measures such as acquisitions of shares, capital increases and transferring Erste Bank AG's business unit Tirol-Mitte, consisting of 3 branch offices and a business volume of about EUR 300 million. In addition, a transformation and restructuring process was launched in 2002, just as with other acquisitions in the recent past. After reviewing the portfolio once again and analysing the findings of the transformation process, adaptions were made in the fair value adjustments and provisions originally made as of 31 December 2001 to cover risks which were not yet reasonably foreseeable, thus resulting in a total goodwill of EUR 82.7 million as of 31 December 2002 to be written off on a straight-line basis over 20 years. The impact on the result is about EUR 4.2 million per annum.

In addition to acquiring Tiroler Sparkasse Bank Aktiengesellschaft, Innsbruck in December 2001, an agreement was reached with Bayerische Landesbank Girozentrale to take over the latter's 39.5% stake in the Czech building society Stavební spořitelna České spořitelny, a.s, a transaction that took effect on 31 July 2002. Based on the agreed purchase price of EUR 30 million, the goodwill comes to about EUR 12 million, which will be written off on a straight-line basis over 15 years. The impact on the result is about EUR 0.8 million per annum. Altogether, Erste Bank Group's stake in Stavební spořitelna České spořitelny, a.s. comes to 100%, as the other shares are held by Česká spořitelna, a.s. The Czech building society boasts total assets of approximately EUR 1.5 billion and employs a staff of 300.

On 1 April 2002 Erste Bank increased its share in Steiermärkische Bank und Sparkassen AG by a capital increase from 14% to 25% plus 1 share. The purchase price was EUR 85.8 million, resulting in a goodwill of EUR 25.1 million, which brings total goodwill to EUR 63.4 million, to be written off on a straight-line basis over 20 years. The impact on the result is EUR 3.2 million per annum.

On 29 April 2002 Erste Bank AG concluded a purchase agreement to take over a 85% stake in Riječka banka d.d. from the Croatian Deposit Insurance and Bank Rehabilitation Agency (DAB). After completing due diligence on 12 June 2002, the final purchase price for the interest in Riječka banka d.d. was set at EUR 51 million. Mid-June was also when the compulsory takeover offer extended to the Croatian minority shareholders expired. Of the 15% free float, 7.9% were sold to Erste Bank, thus increasing Erste Bank's share in the Croatian bank's share capital to 92.9%. In signing the purchase agreement, Erste Bank also undertook to subscribe a capital increase in the amount of EUR 80 million, which took place in August 2002. This brought the stake in Riječka banka d.d. to 98.0% as per 31 December 2002. After making the required fair value adjustments at the time of acquisition, setting up provisions to cover risks which are not yet reasonably foreseeable and accounting for the purchase price, goodwill came to EUR 36.5 million to be written off on a straight-line basis over 15 years. The impact on the result is about EUR 2.5 million per annum. The total assets of Riječka banka d.d. come to EUR 1 billion. The Croatian bank has 1,000 employees and 74 branches located mainly on the northern coast of Croatia and in the vicinity of Rijeka.

On 5 August 2002 Erste Bank acquired 38.63% of the ordinary shares and 7.0% of the preference shares in Česká spořitelna, a.s. from its biggest shareholder, DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse (AVS) for a total purchase price of EUR 693.2 million, which was derived from the takeover offer. As the amendment to the by-laws of Česká spořitelna, a.s. was entered in the commercial register by the relevant court in the third quarter of 2002 after it was passed by the General Meeting convened 22 October 2001, Erste Bank was able to take over the preference shares as well – not only those acquired back in 2001 but also those purchased by AVS in the course of taking over the minority stake in 2002. Once all of these transactions had been completed, Erste Bank's share in Česká spořitelna, a.s. totalled 94.8%. As a result, the minority interests reported in the Consolidated Financial Statements, which include Česká spořitelna, a.s. as of 3 August 2000, were reduced accordingly as of August 2002. Due to the acquisition of ordinary shares on 5 August 2002 and transfer of the preference shares, EUR 362 million in additional goodwill was acquired which will be written off on a straight-line basis over 15 years. As of 31 December 2002 total goodwill for Česká spořitelna, a.s. came to EUR 539 million.

——— In the continued pursuit of its strategy to streamline the branch office structure within Austria's savings bank group, a process which has already been completed in the provinces of Salzburg, Carinthia, Upper Austria and Styria, effective 30 September 2002 Tyrol's branches were transferred as explained above, while Erste Bank AG's branches in Burgenland and the eastern part of Lower Austria were transferred to Sparkasse Hainburg-Bruck-Neusiedl Aktiengesellschaft (previously Niederösterreichische Sparkasse Hainburg AG) in exchange for shares. This transfer comprises 13 branch offices and total assets of about EUR 210 million. Taking into account other capital market transactions, this increases Erste Bank AG's share in Sparkasse Hainburg-Bruck-Neusiedl AG from 26.04% to 75.03%. This transfer and the increased stake in Sparkasse Hainburg-Bruck-Neusiedl AG impacted the financial statements beginning in the fourth quarter of 2002.

——— In mid-December 2002 the holdings in Sparkassen Versicherung AG were restructured, which involved Erste Bank acquiring a 20% share in Sparkassen Versicherung AG from Donau Allgemeine Versicherungs-aktiengesellschaft. In exchange, the Wiener Städtische Group acquired a 15% stake in Donau Allgemeine Versicherungsaktiengesellschaft from Erste Bank. Based on this transaction and the capital increase conducted at Sparkassen Versicherung AG in 2002, which led to minor changes in shareholdings, the Erste Bank Group now holds an estimated 62.4% stake in Sparkassen Versicherung AG. The goodwill arising on the acquisition amounts to EUR 89.1 million and will be written off on a straight-line basis over 20 years. The amortisation of goodwill is EUR 4.4 million per annum. These transactions reduced Erste Bank AG's direct stake in Donau Allgemeine Versicherungsaktiengesellschaft from 20% to 5%.

——— In 2000 Erste Bank's New York branch concluded an investment consulting contract with High Peak Funding LLC (registered offices: New York). This is a company with a special legal construction that is owned by Global Securitization Services, LLC (registered offices: New York), which does not belong to the Erste Bank Group. Global Securitization Services LLC specialises in the management and administration of companies whose business object is structured financing. High Peak Funding provides an opportunity to issue asset-backed commercial paper for international investors and invest these funds in internationally rated American asset-backed securities. This company's investment policy is subject to mutually agreed stringent regulations which also define and continually monitor risk diversification (i.e. spreading the risk in accordance with the international ratings of the individual investments). Based on the ratings assigned by Moody's and Fitch, at least 80% of the overall portfolio must have a rating of between A1/A+ and Aaa/AAA and at least 60% of the securities portfolio must have a rating of Aa2/AA or better, thus giving this portfolio a low risk content. No investments may be made with a rating below Baa3/BBB. Furthermore, Erste Bank's New York branch extends this company short-term refinancing lines in case the investments can not be completely refinanced with the issues made by High Peak Funding. Erste Bank's New York branch also has a financing obligation in the event that a security is assigned a credit rating below Aa3/AA and there are more than ten securities in High Peak Funding's portfolio with this rating. Erste Bank's New York branch has no guarantee or financing obligation in the event that a securities issuer does not meet its payment obligations nor is it liable if High Peak Funding itself claims insolvency. Erste Bank's New York branch receives commissions for the activities described here. As of 31 December 2002 High Peak Funding had a business volume of about USD 2.9 billion. Given the company's particular situation in terms of company law and form of business management, it was not consolidated in the Erste Bank Group's Financial Statements.

——— Shareholdings in significant companies and their reporting in the Consolidated Financial Statements are presented in Note 49.

Relationship to AVS

——— DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse (AVS) is a mere holding company organised according to the Austrian Savings Bank Act. As of year-end 2002, this savings bank holding company held a 35.6% interest in Erste Bank AG, making it the biggest single shareholder. AVS has no legal owner but is controlled by an association (Verein).

AVS has a two-tier board consisting of a Vorstand (Managing Board) and a Sparkassenrat (supervisory board). Currently, Mr. Andreas Treichl and Mr. Reinhard Ortner, members of the Managing Board of Erste Bank AG, are the only members of the Managing Board of AVS. Seven members of the Sparkassenrat are also members of the Supervisory Board of Erste Bank AG. The members of the Verein elect the members of the Sparkassenrat, which in turn elects the members of the Managing Board of AVS.

_____ During a takeover offer effective from 8 April until 10 July 2002 that was initially voluntary and then mandatory, AVS acquired ordinary and preference shares in Česká spořitelna, a.s. which were then sold to Erste Bank AG on 5 August 2002. For more details see the section acquisitions of shares in other companies.

_____ In the course of the capital increase of Erste Bank conducted in July 2002 AVS exercised part of its subscription rights. As a result of the Greenshoe agreement between JP Morgan and Erste Bank AG, AVS sold 800,000 shares in Erste Bank at the issue price.

Accounting policies

_____ Assets and liabilities stated in foreign currencies and pending foreign currency spot transactions are converted at the mean rate of exchange and forward exchange contracts at the forward rate at the balance sheet date.

_____ In translating the financial statements of foreign subsidiaries prepared in foreign currencies, the mean rate of exchange at the balance sheet date was applied in the case of the Balance Sheet and the annual average rate was used for the Income Statement. Translation gains and losses resulting from the inclusion of foreign subsidiaries in the Consolidated Financial Statements are recorded directly in retained earnings.

Principles of Consolidation

_____ All significant subsidiaries which are controlled by Erste Bank AG are included in the Consolidated Financial Statements. Significant investments of between 20% and 50% (associates) are stated at equity. As for investments in the insurance sector, owing to the special national legal requirements and the fact that insurance companies in Austria are not yet reporting according to IFRS these are stated at equity pursuant to local accounting standards.

_____ Proportionate consolidation is not applied in the Consolidated Financial Statements (IAS 31.28) because joint ventures are of minor significance in the Erste Bank Group's portfolio of equity holdings.

_____ Subsidiaries whose influence on the Group's assets, earnings and financial position is of minor significance and undertakings whose assets are subject to restrictions due to provisions of the Non-Profit Housing Act were not consolidated.

_____ The remaining equity holdings are reported at fair value. If the value of these holdings can not be reliably determined they are reported at cost which are in cases of impairment adjusted accordingly.

_____ Business combinations are accounted for using the purchase method by comparing the acquisition cost against the parent company's share in identifiable assets and liabilities at fair values. Goodwill arising after 1 January 1995 is recognised as an asset and written off over its estimated useful life. This is generally set at 20 years for domestic banks and financial service providers, 15 years for foreign banks and financial service providers and between 5 and 15 years for all other investments (see Note 6 Intangible assets).

_____ Minority interests are stated at the proportionate equity.

_____ Intercompany balances, income and expenses as well as intercompany profits and losses are eliminated provided they are not of minor significance.

1) Loans and advances

_____ Loans and advances to credit institutions and customers are reported at cost. Credit losses which were not provided for are directly written off in this item. Provisions for specific and country risks are not set off against the corresponding loans and advances, but rather reported as a separate line item in the Balance Sheet.

_____ Premiums and discounts – the differences between amounts paid out and nominal amounts – are reported as interest income or interest expense under other assets or other liabilities, and attributed to the accounting period in which they are earned or incurred, respectively.

—— Interest receivable is not recognised as revenue in the Income Statement if - regardless of the legal right to do so - it is highly improbable that future economic benefits will flow to the company.

—— Securities not listed on the stock exchange (with the exception of negotiable credit substitutes) are reported under the appropriate securities portfolio item (trading portfolio, investments available for sale or held to maturity). As of 1 January 2001 (first-time application of IAS 39), an exception has been made for asset swaps, which are reported as loans and advances to credit institutions and loans and advances to customers.

2) Risk provisions for loans and advances

—— The special risks inherent to the banking business are taken into account by making adequate specific and general provisions. Provisions are made for specific risks using the same measurement methods throughout the Group and account for any eventual collateralisation. The transfer risk inherent in loans to borrowers in foreign countries (country risk) is valued using an internal rating system which takes into consideration the respective economic, political and regional situation.

—— The total amount of risk provisions for loans and advances appearing in the Balance Sheet is reported under assets as a separate item and presented as a line item deduction after loans and advances to credit institutions and loans and advances to customers. The risk provision for off-balance-sheet transactions (particularly warranties and guarantees as well as other lending commitments) is included under other provisions.

3) Trading assets

—— Securities, derivatives and other financial instruments held for trading purposes are reported at their fair values at the balance sheet date. Negative fair values are reported in the balance sheet item other liabilities. The prices quoted on the stock exchange are used to measure listed products. For non-listed products the fair values are determined according to the present value method or using suitable options pricing models.

—— All realised gains and changes in measurement of such positions are shown in the Income Statement under the net trading result. Also included in this item are interest and dividend income earned on the trading portfolio and the incurred funding interest.

4) Investments available for sale

—— Securities which, according to the Group's internal guidelines and in accordance with IAS 39, are assigned neither to the trading portfolio nor to financial investments are reported at fair value under this item. The gains and losses of this portfolio - realised or unrealised - are included under other operating result.

5) Financial investments

—— This item contains bonds being held to maturity and other fixed-income and variable-yield securities, provided they have a fixed maturity. In compliance with IAS 39, these assets are assigned to the Held to Maturity portfolio (HTM). Also included in this item are investments in associates, ownership rights in non-consolidated companies and property intended primarily for leasing to outside parties. Investments in associates are accounted for using the equity method. Equity holdings that are intended for sale in the short to medium term are stated at fair value (for listed investments at the quoted price) at the balance sheet date.

—— Financial investments intended for leasing to outside parties are reported at cost (for leased property less normal periodic depreciation) using the cost method permitted by IAS 40. In the case of impairment the asset is written down accordingly and if the reasons which led to the write-off cease to apply, it is written back up to no more than the original cost.

6) Intangible assets

—— This item is mainly comprised of goodwill arising on acquisition and software, which are reported at cost less amortisation and impairment.

—— Goodwill arising on acquisitions after 1 January 1995 is amortised on a straight-line basis (for domestic financial service providers over 20 years, for foreign financial service providers over 15 years, for all other companies between 5 and 15 years) and recognised in the Income Statement. Goodwill arising on acquisitions before 1 January 1995 was deducted from equity.

—— Software generated internally is recognised as an asset if it is probable that future economic benefits associated with that item will flow to the Group and the method of determining cost is reliable. Such software is amortised over the estimated useful life, which is generally set at 4 to 6 years as is the case for acquired software.

Write-downs are recognised as impairments in value that are deemed permanent.

7) Tangible assets

Tangible assets - land and buildings, office furniture and equipment - are stated at cost less the depreciation corresponding to their estimated useful life or impairment. Write-downs are recognised for impairments.

The useful life of tangible assets is assumed as shown in the following table:

	Useful life in years
Buildings	25-50
Office furniture and equipment	5-20
Computer hardware	4-5

8) Leasing

The leasing agreements in force in the Erste Bank Group are almost exclusively finance leases, which means that all of the risks and rewards associated with the leased assets are transferred to the lessee. Pursuant to IAS 17, the lessor reports a receivable from the lessee amounting to the present value of the contractually agreed payments and taking into account any residual amounts.

In the case of operating leases (in this type of lease the risks and rewards associated with the property remain with the lessor), the leased property is reported by the lessor under financial investments and depreciated in accordance with the principles applicable to the fixed assets involved. Leasing payments are recognised as revenue in the Income Statement in accordance with the period of use.

9) Debts evidenced by certificates

Debts evidenced by certificates are stated at their repayment or nominal amount. Bonds issued at a discount with long terms (e.g. zero coupon bonds) and similar debts evidenced by certificates are reported at their present value.

10) Provisions

In compliance with IAS 19 (Employee Benefits), long-term employee provisions (obligations for pensions as well as for termination and jubilee benefits) are determined using the projected unit credit method. Pension provisions are made only for pension obligations for retired employees, whereas the pension obligations for active employees were transferred in the preceding years to retirement funds.

Future obligations are determined using the calculations provided in actuarial expert opinions. This calculation takes into account not only those pensions and vested rights to future pension payments known at the balance sheet date but also anticipates future rates of increase in salaries and pensions.

The most important assumptions used for the actuarial computation of pension obligations are an annual discount rate (long-term capital market interest rate) of 5.5% and an annual rise in salaries of 3.5% for active employees. The parameters for pension provisions for retirees (for this portion there is no transfer to a pension fund) are a discount rate of 5.5% and an anticipated pension increase of 1.5% annually. The assumed retirement age is 56.5 for women and 61.5 for men.

Obligations for termination and jubilee benefits are also calculated based on an annual discount of 5.5% and an average annual raise in salary of 3.5%.

Long-term employee provisions (obligations for pensions as well as for termination and jubilee benefits) were calculated in accordance with the current mortality charts AVÖ 1999 P - Rechnungsgrundlagen für die Pensionsversicherung - Pagler & Pagler, which reflect an increased average life expectancy.

Other provisions are made for contingent liabilities payable to outside parties in the amount of the anticipated utilisation of benefits.

11) Taxes on income – deferred taxes

Deferred tax assets and liabilities are included in the items other assets and other provisions. Deferred tax assets and liabilities are stated at the tax rates at which it is expected that the taxes will be paid to or credited by the respective tax authorities.

In measuring deferred taxes, the balance sheet liability method is used for temporary differences, which compares the carrying amounts with the tax base of the respective Group company. Differences between these amounts lead to temporary differences, for which deferred tax assets or deferred tax liabilities are to be reported regardless of when such differences cease to exist. The deferred taxes for the various Group companies are measured at the local future tax rates that are expected to be applied. The deferred tax assets and deferred tax liabilities of any one company are netted only if the taxes on income are levied by the same tax authority.

A deferred tax asset for unused tax losses is recognised if it is likely that the entity will generate taxable profits in periods for which the unused tax losses can be utilised. Deferred taxes are not discounted.

Information on the Group Balance Sheet

12) Cash and balances with central banks

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Cash in hand	1,303	885	*913*
Balances with central banks	1,878	1,688	*1,695*
Total	**3,181**	**2,573**	***2,608***

13) Loans and advances to credit institutions

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Loans and advances to domestic credit institutions	3,462	6,940	*7,275*
Loans and advances to foreign credit institutions	12,030	11,973	*11,963*
Total	**15,492**	**18,913**	***19,238***

14) Loans and advances to customers

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Loans and advances to domestic customers			
Public sector	3,116	1,814	*1,591*
Commercial customers	26,990	13,457	*13,592*
Private customers	16,157	8,459	*8,825*
Other	150	171	*148*
Total loans and advances to domestic customers	46,413	23,901	*24,156*
Loans and advances to foreign customers			
Public sector	3,090	3,272	*3,084*
Commercial customers	11,402	9,806	*10,179*
Private customers	3,314	1,994	*2,838*
Other	216	237	*214*
Total loans and advances to foreign customers	18,022	15,309	*16,315*
Total	**64,435**	**39,210**	***40,471***

This item includes receivables from finance leasing agreements totalling EUR 2,904 million. (2001: EUR 1,987 million). The gross investment in the leases is EUR 3,613 million (2001: EUR 2,459 million), and the related unearned finance income totals EUR 774 million (2001: EUR 537 million).

15) Risk provisions

in EUR million	at 31 Dec 2001	Acquisition of companies[3]	Translation difference	Allocations[4]	Use	Releases[4]	Reclassification	at 31 Dec 2002
Specific risks	1,596	1,191	(8)	576	(422)	(276)	–	2,657
Country risks	9	–	–	–	–	–	(9)	-
General provisions	128	56	2	108	(26)	(89)	9	188
Subtotal	***1,733***	***1,247***	***(6)***	***684***	***(448)***	***(365)***	***-***	***2,845***
Suspended interest	142	28	(1)	31	(41)	(21)	-	138
Risk provisions for loans and advances[1]	**1,875**	**1,275**	**(7)**	**715**	**(489)**	**(386)**	**0**	**2,983**
Other risk provisions[2]	36	2	–	7	(10)	(5)	-	30
Provision for guarantees	28	17	–	21	(5)	(10)	–	51
Total risk provisions	**1,939**	**1,294**	**(7)**	**743**	**(504)**	**(401)**	**-**	**3,064**
Total risk provisions for Core Group	***1,939***	***128***	***(6)***	***428***	***(360)***	***(274)***	***-***	***1,855***

1) Risk provisions for loans and advances are reported in item 4 of the Asset side of the Balance Sheet.
2) Includes provisions for legal proceedings, risks associated with investments, realisation losses and liabilities for statements made in offering circulars
3) This essentially results from including the cross-guarantee system savings banks and Riječka banka d.d.
4) Allocations to and releases of risk provisions pertaining to specific risks, country risks, general provisions and provisions for guarantees are accounted for in the Income Statement under the item risk provisions for loans and advances. Suspended interest is reported under net interest income and other risk provisions are accounted for in other operating result.

_____ Total non-performing loans of the Erste Bank Group as of 31 December 2002 amounted to EUR 4,120 million (previous year: EUR 1,808 million), with most of the increase attributable to the first-time consolidation of the cross-guarantee system savings banks. In the Core Group the non-performing part of the portfolio increased by EUR 606 million to a total of EUR 2,414 million. This was the result of several factors: the first-time inclusion of Riječka banka d.d., the use – in preparation for Basle II – of even more stringent criteria in rating clients (moreover, collateral securities are not taken into account), and the general macroeconomic trend, particularly in Austria.

_____ Total risk provisions for loans and advances cover almost 74% of gross non-performing loans.

16) Trading assets

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Bonds and other fixed-income securities			
Listed	1,733	1,716	*1,650*
Unlisted	423	633	*423*
Shares and other variable-yield securities			
Listed	115	129	*111*
Unlisted	335	314	*331*
Positive fair value of derivative financial instruments			
Currency transactions	159	218	*158*
Interest rate transactions	722	424	*678*
Other transactions	-	17	-
Total	**3,487**	**3,451**	***3,351***

17) Investments available for sale

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Bonds and other fixed-income securities			
Listed	3,528	1,692	*2,847*
Unlisted	492	207	*469*
Shares and other variable-yield securities			
Listed	87	405	*110*
Unlisted	2,629	608	*708*
Total	**6,736**	**2,912**	***4,134***

18) Financial investments

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Bonds and other fixed-income securities			
Listed	11,950	9,767	*9,897*
Unlisted	3,800	3,000	*3,863*
Variable-yield securities			
Listed	264	29	*256*
Unlisted	692	611	*522*
Equity holdings			
In non-consolidated subsidiaries	72	49	66
In associates accounted for at equity			
Credit institutions	80	170	*287*
Non-credit institutions	95	172	*67*
In other investments			
Credit institutions	102	162	*115*
Non-credit institutions	114	84	*92*
Investments of insurance companies	4,294	-	*4,294*
Other financial investments	1,109	686	*921*
Total	**22,572**	**14,730**	***20,380***

The item other financial investments contains the carrying amounts of assets subject to operating lease agreements amounting to EUR 190 million (2001: EUR 115 million).

19) Movement of fixed assets and financial investments

in EUR million	At cost 1 Jan 2002	Currency translation (+/-)	Acquisition of companies[1] (+)	Additions (+)	Disposals (-)	At cost 31 Dec 2002
Intangible assets	**1,384.8**	**4.3**	**145.5**	**845.8**	**(130.8)**	**2,249.7**
Goodwill	811.1	(0.0)	57.8	593.3	(45.2)	1,417.0
Other	573.7	4.4	87.7	252.5	(85.6)	832.6
Tangible assets	**2,014.9**	**23.6**	**695.7**	**916.2**	**(403.4)**	**3,247.1**
Land and buildings	1,303.4	13.1	422.4	296.2	(124.3)	1,910.8
Office furniture and equipment	711.6	10.6	273.3	620.0	(279.1)	1,336.3
Financial investments	**1,613.5**	**1.5**	**69.3**	**733.7**	**(435.6)**	**1,982.3**
Non-consolidated subsidiaries	70.4	0.4	(59.7)	134.8	(34.1)	111.9
Associates accounted for at equity	357.2	0.8	(184.7)	88.7	(63.3)	198.8
Other equity holdings	298.2	0.2	117.6	95.2	(217.0)	294.3
Other financial investments (particularly property used by third parties)	887.6	0.1	196.0	415.0	(121.3)	1,377.4
Total	**5,013.2**	**29.5**	**910.5**	**2,495.7**	**(969.7)**	**7,479.1**

in EUR million	Accumulated depreciation (-)	Currency translation (+/-)	Amortisation and depreciation (-)[2]	Impairment (-)[3]	Carrying amounts 31 Dec 2002	Carrying amounts 31 Dec 2001
Intangible assets	**(653.9)**	**2.5**	**(179.6)**	**(14.4)**	**1,595.8**	**932.2**
Goodwill	(218.5)	(0.0)	(67.2)	-	1,198.5	657.4
Other	(435.4)	2.5	(112.4)	(14.4)	397.2	274.8
Tangible assets	**(1,381.1)**	**21.6**	**(202.4)**	**(4.4)**	**1,866.0**	**1,317.6**
Land and buildings	(521.0)	12.3	(67.3)	(3.8)	1,389.8	988.0
Office furniture and equipment	(860.1)	9.4	(135.1)	(0.6)	476.2	329.6
Financial investments	**(405.7)**	**(10.5)**	**(41.0)**	**(46.9)**	**1,576.6**	**1,324.2**
Non-consolidated subsidiaries	(39.7)	0.4	(3.3)	(19.5)	72.2	49.4
Associates accounted for at equity	(23.5)	0.8	(3.0)	(1.9)	175.3	341.9
Other equity holdings	(78.5)	(12.0)	(1.8)	(14.5)	215.8	246.3
Other financial investments (particularly property used by third parties)	(264.1)	0.3	(32.9)	(11.0)	1,113.3	686.6
Total	**(2,440.7)**	**13.6**	**(422.9)**	**(65.7)**	**5,038.4**	**3,574.0**

1) Predominantly from first-time inclusion of cross-guarantee system savings banks and Riječka banka d.d.
2) Including depreciation of companies not engaged in the banking business, which is reported under other operating result.
3) Impairment is included in other operating result

20) Other assets

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Income from accrued interest and commissions	1,144	1,162	*910*
Prepaid expenses	42	29	*24*
Deferred taxes	385	400	*376*
Securities lending and other repurchase agreements	1,157	742	*1,130*
Positive fair values of derivatives (Banking Book)	712	218	*638*
Sundry assets	1,400	1,319	*1,224*
Total	**4,840**	**3,870**	***4,302***

Sundry assets essentially pertain to payments on account for construction in progress and capitalised fund-raising costs.

21) Deferred tax assets and liabilities

in EUR million	Deferred tax assets 31 Dec 2002	Deferred tax assets 31 Dec 2001	Deferred tax liabilities 31 Dec 2002	Deferred tax liabilities 31 Dec 2001
Temporary differences relate to the following items:				
Risk provisions	(5)	(13)	-	-
Investments available for sale	-	-	(52)	-
Financial investments	69	53	(3)	-
Tangible fixed assets	16	24	-	-
Long-term employee provisions	84	44	33	-
Other provisions	26	54	(9)	(10)
Tax loss carry forward	167	152	6	-
Other	28	86	(44)	(5)
Total	**385**	**400**	**(69)**	**(15)**

In compliance with IAS 12.39, no deferred taxes were calculated for temporary differences relating to investments in subsidiaries amounting to EUR 267.5 million (2001: EUR 190.3 million).

Deferred tax assets are reported under other assets, deferred tax liabilities under provisions.

22) Amounts owed to credit institutions

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Amounts owed to domestic credit institutions	6,860	9,459	*9,811*
Amounts owed to foreign credit institutions	19,565	19,183	*18,107*
Total	**26,425**	**28,642**	***27,918***

23) Amounts owed to customers

	Domestic			Foreign countries			Total		
			Core Group			*Core Group*			*Core Group*
in EUR million	2002	2001	*2002*	2002	2001	*2002*	2002	2001	*2002*
Savings deposits	28,842	12,680	*12,625*	8,038	8,485	*7,566*	36,880	21,165	*20,191*
Other									
Public sector	287	230	*161*	911	611	*904*	1,198	841	*1,065*
Commercial customers	5,718	2,934	*3,097*	4,715	3,146	*4,320*	10,433	6,081	*7,417*
Private customers	3,792	2,040	*2,041*	8,316	6,462	*7,940*	12,108	8,502	*9,981*
Sundry	194	241	*194*	495	346	*489*	689	586	*683*
Total other	9,991	5,445	*5,493*	14,437	10,565	*13,653*	24,428	16,010	*19,146*
Total	**38,833**	**18,125**	***18,118***	**22,475**	**19,050**	***21,219***	**61,308**	**37,175**	***39,337***

24) Debts evidenced by certificates

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Mortgage and municipal bonds	1,067	926	*1,067*
Other bonds	9,464	7,197	*9,217*
Certificates of deposit	1,115	870	*1,009*
Profit-sharing rights	86	85	*121*
Other[1]	2,459	673	*973*
Total	**14,191**	**9,751**	***12,387***

1) This item primarily comprises certificates of desposit and medium-term notes.

The size of the Debt-Issuance Programme (DIP) set up in 1998 was set at EUR 10 billion for 2002. The DIP is a programme for issuing debt instruments in any currency, with a wide array of structures and maturities available.

In 2002 the DIP floated 56 new issues with a total volume of EUR 1.8 billion and as of 31 December 2001 the DIP's utilisation rate was about 78%.

In order to further diversify its funding structure, Erste Bank set up a Euro commercial paper programme whose volume has now been increased to EUR 3 billion. In 2002 116 issues were floated under this programme with a total volume of EUR 4.5 billion (the volume of commercial paper issues redeemed was similar).

25) Provisions

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Long-term employee provisions	1,117	601	*601*
Other provisions	4,371	352	*4,304*
Total	**5,488**	**953**	***4,905***

The main change in the item other provisions was occasioned by the consolidation of Sparkassen-Versicherung AG and its underwriting reserve, a step that was required as of financial 2002.

a) Long-term employee provisions

in EUR million	Pensions provisions	Termination provisions	Jubilee provisions	Total long-term provisions
Net present value at 31 Dec 2000	**425**	**116**	**22**	**563**
Unrecognised actuarial losses (corridor)	32	-	-	32
Long-term employee provisions at 31 Dec 2000	**393**	**116**	**22**	**531**
Settlements	(10)	-	-	(10)
Service cost	-	7	1	8
Interest cost	22	6	1	29
New commitments from acquisition of companies	63	10	2	75
Payments	(32)	(8)	2	(38)
Actuarial gains/losses	46	4	2	52
Net present value at 31 Dec 2001	**482**	**135**	**30**	**647**
Unrecognised actuarial losses (corridor)	(46)	-	-	(46)
Long-term employee provisions at 31 Dec 2001	**436**	**135**	**30**	**601**
New commitments from acquisition of companies	351	153	16	520
Service cost	-	13	2	15
Interest cost	43	15	2	60
Payments	(71)	(11)	(7)	(89)
Actuarial gains/losses	68	9	1	78
Net present value at 31 Dec 2002	**827**	**314**	**44**	**1,185**
Unrecognised actuarial losses (corridor)	(68)	-	-	(68)
Long-term employee provisions at 31 Dec 2002	**759**	**314**	**44**	**1,117**
Long-term employee provisions at 31 Dec 2002 – Core Group	***421***	***153***	***27***	***601***

Long-term employee provisions

Applying the current mortality charts AVÖ 1999 P - Rechnungsgrundlagen für die Pensionsversicherung - Pagler & Pagler, which assume a longer life expectancy, the present value for future benefits for pension obligations as of 31 December 2002 is EUR 827 million. The difference of EUR 68 million between this amount and the pension provisions reported *in the Balance Sheet essentially results from applying the current mortality* charts and remains within the limits defined in IAS 19.92.

b) Other provisions

in EUR million	at 31 Dec 2001	Acquisiton of companies[1]	Allocations	Use	Releases	Reclassifications	Currency translation	at 31 Dec 2002
Provision for taxes[2]	35	37	69	(14)	(6)	-	-	121
Provision for off-balance-sheet and other risks	64	19	28	(15)	(15)	-	-	81
Insurance reserves	78	3,382	743	(130)	0	-	(1)	4,072
Sundry other provisions[3]	175	(8)	10	(57)	(25)	-	2	97
Other provisions	**352**	**3,430**	**850**	**(216)**	**(46)**	**-**	**1**	**4,371**
Other provisions - Core Group	***352***	***3,883***	***313***	***(205)***	***(40)***	***-***	***1***	***4,304***

1) These additions result primarily from consolidating the savings banks of the cross-guarantee system, Riječka Bank and Sparkassen Versicherung AG.
2) Regarding deferred tax liabilities, refer to Note 21.
3) This item essentially consists of restructuring provisions at Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s.

26) Other liabilities

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Liabilities relating to trading			
Currency transactions	69	57	*69*
Interest rate transactions	587	228	*540*
Other transactions	1	-	*1*
Deferred income	246	191	*221*
Accrued interest and commissions	657	528	*502*
Securities lending and other repurchase agreements	1,164	742	*1,140*
Negative fair values of derivatives (Banking Book)	747	330	*682*
Sundry liabilities	1,749	1,316	*1,392*
Total	**5,220**	**3,393**	***4,547***

Sundry liabilities pertain in particular to current balances from securities transactions, derivatives and from ongoing payment transactions as well as other current accounts.

27) Subordinated capital

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Subordinated liabilities	1,765	1,421	*1,631*
Supplementary capital	1,622	1,535	*1,127*
Total	**3,387**	**2,956**	***2,758***

28) Shareholders' equity

As of 31 December 2002 subscribed capital amounted to EUR 434.8 million (2001: EUR 366.0 million), which is divided up into 59,825,114 voting bearer shares with no par value (ordinary shares).

Within the scope of the IPO in 1997 stock options were issued to management-level staff of the Erste Bank Group. The number of stock options issued as of 1 January 2002, each of which entitles the bearer to one Erste Bank share, came to 726,530; as of 31 December 2002 there were only 504,687 stock options left, because 2,500 options had lapsed due to employees leaving the company before they were entitled to termination benefits, 3,750 options were granted due to changes in functions and 223,093 options had been exercised. The options are non-negotiable and non-transferable.

The number of stock options that may actually be exercised after the lock-up period depended on the return on equity of the Erste Bank Group in 2000. A return on equity of 10.2% or more meant that all stock options could be exercised, which was actually the case, since the Erste Bank Group's return on equity was 12.3% in 2000.

The exercise price for the individual options is EUR 46.06, while the estimated fair value of a single option as of the balance sheet date is EUR 18.58. The timeframe for exercising the options is 30 June 2001 to 30 June 2003, the lock-up period is one year and the financing is furnished by the seller (DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse).

	Employees	Management-level staff	Managing Board
Number of stock options originally issued in 1997 (excluding lapsed options, including new issues)	436,030	316,350	55,000
Number of options exercised by 31 Dec 2001	17,420	26,180	36,000
Number of options exercised in financial 2002	114,694	106,399	2,000
Number of options in existence as of 31 Dec 2002	303,916	183,771	17,000
Spread between exercise and closing price when exercised in financial 2002 (in EUR)	8.94-39.67	6.94-39.77	22.94-26.44

Managing Board	Granted options	Options exercised
Andreas Treichl	20,000	20,000
Elisabeth Bleyleben-Koren	16,000	1,000
Reinhard Ortner	16,000	16,000
Franz Hochstrasser	3,000	1,000

Furthermore, in April 2002 Erste Bank introduced a new employee stock ownership programme and a management stock option plan.

In exercising the authorisation granted by a resolution passed by the General Meeting convened on 8 May 2001 and described in Article 4.4.3. of Erste Bank's Articles of Association ("authorised conditional capital"), stock options are to be granted by conducting a conditional increase of EUR 18,168,208.54 in the share capital by issuing 2,500,000 ordinary bearer shares, but only to the extent to which the granted stock options are exercised.

At its meeting held on 30 January 2002 Erste Bank's Supervisory Board approved the plan described below as well as a conditional capital increase pursuant to Article 4.4.3. of the Articles of Association. The exclusion of stockholders' subscription is justified in line with Section 153 (5) Austrian Stock Corporation Act.

Employee Stock Ownership Programme - ESOP 2002: In the context of this ESOP a maximum of 1,400,000 ordinary shares in Erste Bank were available for subscription, of which no more than 1,370,000 shares for some 28,000 employees of the Erste Bank Group and 30,000 ordinary shares for some 300 management-level staff.

Conditions: Any person eligible for the plan is entitled to subscribe a maximum of 100 shares. In the event of oversubscription the number of shares issued to each individual is reduced proportionately. The subscription period began 8 April 2002 and ended 19 April 2002, the issue price per share was set at the average quoted price of Erste Bank shares in March 2002 minus 20% rounded down to the half euro. The shares issued must be held until 4 May 2003 (inclusive), otherwise the discount must be paid back.

Management Stock Option Plan - MSOP 2002: The MSOP consists of 1,100,000 ordinary shares in Erste Bank, of which 60,000 options (12,000 each) are reserved for the five members of Erste Bank's Managing Board, 890,000 options for eligible management-level staff of the Erste Bank Group and 150,000 for eligible employees.

Conditions: Each of the options granted free of charge entitles the holder to purchase one share; the transfer of options inter vivos is not permitted. Those eligible must place a binding order for the maximum number of shares (100) as part of the ESOP 2002. The options shall be granted in three tranches: The Managing Board and other management-level staff on 24 April 2002, 1 April 2003 and 1 April 2004, top-performing employees on 1 June 2002, 1 June 2003 and 1 June 2004. The exercise price for all three tranches was set at the average quoted price of Erste Bank shares in March 2002 (rounded down to the half euro). The term of the options begins when they are granted and ends on the value date of the exercise window (see description below) of the fifth calendar year after the options are granted. Declarations to exercise can be submitted throughout the year beginning on the day after the preliminary Group result for the previous financial year is published but no earlier than 1-30 April of a given year (exercise window). The lock-up period lasts until 10 May of the year following exercise of the option but the eligible individual may sell a maximum of 15% of the purchased shares before the lock-up period expires.

Exercising options

The conditional capital increase pursuant to Article 4.4.3. of the Articles of Association was conducted with the following results: 252,159 bearer shares with a par value of EUR 1,832,510.92 were subscribed by employees, management-level staff, and members of the Managing Board of Erste Bank and its related companies within the context of the ESOP and MSOP 2002 passed by the Managing Board and approved by the Supervisory Board. At an issue price of EUR 53 per share, the proceeds of the issue came to about EUR 13.4 million.

Of the 252,159 bearer shares subscribed as part of ESOP 2002, 53,513 went to Erste Bank employees. Of this total, 18,441 shares were acquired by management-level staff, 34,572 by employees and 500 by members of the Managing Board.

The shares subscribed by the Managing Board as part of the ESOP 2002 are divided up as follows:

	Number of shares
Andreas Treichl	100
Elisabeth Bleyleben-Koren	100
Reinhard Ortner	100
Franz Hochstrasser	100
Erwin Erasim	100

—— Within the context of the MSOP 2002, 668,495 stock options were to be granted on Erste Bank shares in three tranches. In the first tranche in 2002, 285,495 stock options were granted. The granted options were split up as follows among those eligible:

	Number of options	Number of options
Managing Board	20,000	
Andreas Treichl		4,000
Elisabeth Bleyleben-Koren		4,000
Reinhard Ortner		4,000
Franz Hochstrasser		4,000
Erwin Erasim		4,000
Management-level staff	171,500	
Employees	93,995	

—— The exercise price of the individual options, which is the average of all closing prices achieved in March 2002 rounded down to the half euro, came to EUR 66. The estimated fair value of the individual options was EUR 16.05 as of 31 December 2002 and no options were exercised during the period under review. Additional tranches are planned in 2003 and 2004.

—— The benefits for those eligible resulting from the ESOP and MSOP were set off against shareholders' equity when the options were granted.

Capital increase in July 2002

—— Article 4.4.2. of the Articles of Association authorises the Managing Board with the consent of the Supervisory Board to increase the share capital by issuing 15,000,000 ordinary bearer shares at an issue price of no less than EUR 7.27 per share. In accordance with the resolution taken by the Managing Board on 21 May 2002 and by the Supervisory Board on 10 July 2002, Erste Bank availed itself of this right by issuing 9,210,000 bearer shares with a par value of EUR 66,931,680.27. Following the subscription period for the offering from 25 June 2002 to 10 July 2002, the final subscription price of EUR 69.70 was fixed and published on 11 July 2002. The gross issue proceeds totalled EUR 641.4 million; after accounting for the costs incurred by the issue and deferred taxes on income, the net proceeds came to EUR 627.4 million.

As of the balance sheet date (31 December 2002) the following authorised and conditional capital was approved:

—— Authorised capital in accordance with Article 4.4.2. of the Articles of Association for a period of five years from the date of registration of the amendment of the Company's Articles of Association in the Commercial Register through the issue of up to 5,790,000 bearer shares; the Managing Board is authorised, with the consent of the Supervisory Board, to rule out the shareholders' subscription right for no more than 3,000,000 shares.

—— Authorised capital totalling EUR 18,168,208.54 pursuant to Article 4.4.3. of the Articles of Association for a period of five years from the date of registration of the amendment of the Company's Articles of Association in the Commercial Register through the issue of 2,500,000 ordinary registered or bearer shares to be used to grant stock options to employees, management-level staff and members of the Managing Board of Erste Bank and its subsidiaries. The conditional capital increase was conducted to the extent that as part of the ESOP and MSOP 2002 a total of 252,159 bearer shares were subscribed with a par value of EUR 1,832,510.92, thus still authorising the Board to issue up to 2,247,841 bearer shares.

—— Provided the Supervisory Board gives its consent, the Managing Board plans to introduce another employee stock ownership programme in financial 2003 which will be implemented with the remaining volume by virtue of the authority still vested in it. Except for Croatia, all of the Group's employees and management will be eligible. No more than 100 shares may be subscribed by each employee. The lock-up period is one year, the subscription price is to be based on the average price of Erste Bank shares in April 2003 with a 20% discount rounded down to the half euro.

The Erste Bank Group's qualifying capital as determined pursuant to the Austrian Banking Act is composed of the following elements:

in EUR million	at 31 Dec 2002	at 31 Dec 2001
Subscribed capital (less shares held in own portfolio)	435	366
Reserves	3,839	2,265
Less intangible assets	(474)	(294)
Core capital (Tier 1)	**3,800**	**2,337**
Eligible subordinated liabilities	2,764	1,902
Revaluation reserve	185	90
Qualifying supplementary capital (Tier 2)	**2,949**	**1,992**
Short-term subordinated capital (Tier 3)	**325**	**264**
Total qualifying capital	**7,074**	**4,593**
Deductions according to Section 23 (13) and Section 29 (1-2) Austrian Banking Act	(91)	(285)
Total eligible qualifying capital	**6,983**	**4,308**
Capital requirement	5,146	3,288
Surplus capital	1,837	1,020
Cover ratio (in %)	136	131
Tier 1 ratio (in %)	**6.3**	**6.2**
Solvency ratio (in %)	**11.0**	**10.7**

Risk-weighted basis pursuant to Section 22 (1) Austrian Banking Act and the resulting capital requirement showed the following changes:

in EUR million	at 31 Dec 2002	at 31 Dec 2001
Risk-weighted basis acc. to Section 22 Austrian Banking Act	60,257	37,803
of which 8% minimum capital requirement	4,821	3,024
Capital requirement for open foreign exchange position acc. to Section 26 Austrian Banking Act	9	4
Capital requirement for the Trading Book acc. to Section 22 b (1) Austrian Banking Act	316	260
Capital requirement	**5,146**	**3,288**

Effective 1 September 2002 the Austrian Banking Act was amended so that under certain conditions cross-guarantee systems have to be subsumed as a banking group as defined in Section 30 Austrian Banking Act. As Erste Bank AG and the savings banks that joined the cross-guarantee system have met these conditions, effective 1 September 2002 consolidated qualifying capital is computed according to the Austrian Banking Act by including the savings banks that are members of the cross-guarantee system.

Information on the Group Income Statement

29) Net interest income

in EUR million	2002	2001	*Core Group 2002*
Interest income from			
Lending and money market transactions with credit institutions	1,016,3	1,186.7	*895.6*
Lending and money market transactions with customers	3,112.8	1,967.4	*2,011.4*
Fixed-income securities	1,190.3	934.6	*998.6*
Other interest and similar income	99.9	56.3	*52.7*
Current income from			
Shares and other variable-yield securities	169.3	59.4	*52.2*
Investments			
- in non-consolidated subsidiaries	12.7	5.7	*11.7*
- In associates accounted for at equity	22.5	30.6	*37.2*
In other investments	10.9	10.8	*7.7*
Property used by outside parties	64.9	32.1	*44.0*
Total interest and similar income	**5,699.6**	**4,283.6**	***4,111.1***
Interest expenses for			
Amounts owed to credit institutions	(856.8)	(1,125.8)	*(864.0)*
Amounts owed to customers	(1,525.5)	(1,043.2)	*(981.7)*
Debts evidenced by certificates	(615.4)	(500.1)	*(500.6)*
Subordinated capital	(227.4)	(167.0)	*(185.1)*
Other	(11.5)	(8.6)	*(9.0)*
Total interest and similar expenses	**(3,236.6)**	**(2,844.7)**	***(2,540.4)***
Net interest income	**2,463.0**	**1,438.9**	***1,570.7***

_____ Net interest income also includes the net interest income from finance leasing, which totalled EUR 124 million (2001: EUR 72 million).

30) Risk provisions for loans and advances

in EUR million	2002	2001	*Core Group 2002*
Allocation to risk provisions for loans and advances	(711.7)	(344.3)	*(401.8)*
Release of risk provisions for loans and advances	380.3	169.2	*254.8*
Direct write-offs of loans and advances	(90.0)	(33.8)	*(73.0)*
Amounts received against written-off loans and advances	15.0	5.3	*8.9*
Total	**(406.4)**	**(203.6)**	***(211.1)***

_____ The above figures do not include the allocations to and releases of risk provisions netted in net interest income (suspended interest). See explanation provided in Note 15.

_____ The allocations to and releases of other risk provisions that are not assigned to lending business are reported in the item other operating result (see Note 35).

_____ The above figures include the allocation and release of provisions for off-balance-sheet credit risks as well as sundry risks.

31) Net commission income

in EUR million	2002	2001	*Core Group 2002*
Lending business	151.4	112.2	*109.0*
Payment transfers	344.7	173.0	*234.0*
Securities transactions	232.7	156.8	*161.7*
of which investment fund transactions	105.8	94.6	*87.1*
of which custodial fees	43.4	14.2	*24.1*
of which brokerage	83.5	48.0	50.5
Insurance business	47.5	25.9	*27.4*
Building society brokerage	28.3	7.6	*14.1*
Foreign exchange transactions	49.9	27.1	*29.0*
Other	89.8	72.0	*99.3*
Total	**944.3**	**574.6**	***674.5***

32) Net trading result

in EUR million	2002	2001	*Core Group 2002*
Securities and derivatives trading	64.5	81.1	*60.0*
Foreign exchange transactions	102.9	71.5	*77.5*
Total	**167.4**	**152.6**	***137.5***

This item is comprised of the results of trading activities and is based on fair value (realised and unrealised). Listed products are valued by applying the quoted rate at the balance sheet date and for non-listed products the fair values are measured according to the present value method or using suitable options pricing models. All realised and unrealised gains are reported in the Income Statement under the net trading result. Also included in this item are interest and dividend income earned on the trading portfolio and the related funding cost.

33) General administrative expenses

in EUR million	2002	2001	*Core Group 2002*
Personnel expenses	(1,373.2)	(757.0)	*(862.5)*
Other administrative expenses	(762.6)	(510.2)	*(560.2)*
Depreciation and amortisation	(296.2)	(187.1)	*(211.6)*
Total	**(2,432.0)**	**(1,454.3)**	***(1,634.3)***

Personnel expenses

in EUR million	2002	2001	*Core Group 2002*
Wages and salaries	(1,006.4)	(554.8)	*(632.8)*
Compulsory social security contributions	(259.9)	(145.6)	*(166,9)*
Long-term employee provisions	(85.0)	(43.0)	*(49.3)*
Other personnel expenses	(21.9)	(13.6)	*(13.5)*
Total	**(1,373.2)**	**(757.0)**	***(862.5)***

Average number of employees on payroll during the financial year (weighted according to extent of employment)

	2002 Total Erste Bank Group	2001 Total Erste Bank Group
Employed by Group	**37,152**	**29,580**
Domestic	15,532	7,328
thereof cross-guarantee system savings banks	7,061	-
Foreign countries	21,620	22,252
thereof Česká spořitelna-Group	13,084	14,525
thereof Slovenská sporiteľňa, a.s.	5,570	6,185
thereof Riječka banka d.d.	955	-
thereof other CEE subsidiaries	1,650	998

_____ In addition to the above-mentioned headcount, during the reporting period an average staff of 223 (2001: 283) was employed in Group companies that are not engaged in the banking business (hotel and recreation segment).

_____ As of year-end 2002, loans and advances to members of the Managing Board totalled EUR 157 thousand (2001: EUR 55 thousand). Loans to members of the Supervisory Board amounted to EUR 2,323 thousand (2001: EUR 187 thousand). The interest rates and other conditions (maturity dates and collateralisation) are customary. Of the loans and advances extended to members of the Managing Board, EUR 54 thousand (2001: EUR 26 thousand) were repaid during the reporting period and of those granted to members of the Supervisory Board EUR 2 thousand were repaid (2001: EUR 350 thousand).

_____ Remuneration paid to the members of the Managing Board active during financial 2002 totalled EUR 3,021 thousand (2001: EUR 3,046 thousand), which is 0.85% of Erste Bank's total personnel expenses. This remuneration includes a profit-related bonus of EUR 845 thousand.

_____ In financial 2002 EUR 587 thousand (2001: EUR 572 thousand) were paid out to former members of the Managing Board and their dependants.

_____ The total emoluments paid to members of the Supervisory Board of Erste Bank in the last financial year amounted to EUR 459 thousand (2001: EUR 465 thousand).

Other administrative expenses

in EUR million	2002	2001	*Core Group 2002*
IT expenses	(208.9)	(150.0)	*(153.8)*
Expenses for office space	(133.2)	(87.8)	*(97.5)*
Office operating expenses	(145.3)	(87.8)	*(113.4)*
Advertising/marketing	(106.4)	(56.2)	*(72.0)*
Legal and consulting costs	(74.8)	(44.5)	*(55.6)*
Sundry administrative expenses	(94.0)	(83.9)	*(67.9)*
Total	**(762.6)**	**(510.2)**	***(560.2)***

Depreciation and amortisation

in EUR million	2002	2001	*Core Group 2002*
Software and other intangible assets	(98.6)	(58.7)	*(73.9)*
Real estate used by the Group	(71.1)	(41.9)	*(43.0)*
Office furniture and equipment and sundry tangible fixed assets	(126.5)	(86.5)	*(94.7)*
Total	**(296.2)**	**(187.1)**	***(211.6)***

34) Net income from insurance business

in EUR million	2002	2001
Premiums earned	880.7	-
Investment income from technical business	160.5	-
Claims incurred	(291.8)	-
Change in underwriting reserves	(564.1)	-
Expenses for policyholder bonuses	(42.1)	-
Operating expenses	(89.0)	-
Sundry underwriting profit/loss	(58.2)	-
Underwriting profit/loss	***(4.0)***	**-**
Financial profit/loss	172.9	-
Carry forward – underwriting	(160.5)	-
Total	**8.4**	**-**

_____ As a result of the inclusion of the cross-guarantee system savings banks in the financial statements of the Erste Bank Group, it also became necessary to consolidate Sparkassen Versicherung AG, with effect from 1 January 2002. As this did not have a material effect on net profit, no pro-forma figures for the prior year and no parallel 2002 results for the Core Group are shown.

35) Other operating result

in EUR million	2002	2001	*Core Group 2002*
Other operating income			
Income from measurement/sale of securities held to maturity	17.2	3.5	*7.1*
Income from real estate/properties	12.9	4.9	*16.1*
Income from insurance business	-	136.4	*321.7*
Income from release of other provisions/risks	13.7	5.4	*13.5*
Sundry operating income	94.0	49.4	*75.3*
Total other operating income	**137.8**	**199.6**	***433.7***
Other operating expenses			
Expenses from measurement/sale of securities held to maturity	(12.4)	(3.8)	*(3.9)*
Losses from real estate/properties	(18.7)	(3.1)	*(16.7)*
Amortisation of goodwill	(58.4)	(38.4)	*(57.3)*
Expenses from insurance business	-	(117.6)	*(319.4)*
Expenses from allocation of other provisions/risks	(9.2)	(39.3)	*(8.6)*
Expenses from making deposit insurance contributions	(36.3)	(26.6)	*(35.1)*
Other taxes	(12.7)	(6.2)	*(8.6)*
EU antitrust law penalty	(20.7)	-	*(20.7)*
Sundry operating expenses	(109.5)	(41.1)	*(78.3)*
Total other operating expenses	**(278.0)**	**(276.1)**	***(548.6)***
Other operating result			
Results from measurement/sale of securities held as investments available for sale	(5.0)	24.0	*(4.3)*
Results from measurement/sale of shares in unconsolidated subsidiaries	65.0	(50.0)	*50.8*
Total other operating result	**(80.2)**	**(102.5)**	***(68.4)***

36) Taxes on income

Taxes on income are made up of the current taxes on income calculated in each of the Group companies based on the results as reported for tax purposes, corrections in taxes on income for previous years and the change in deferred taxes.

in EUR million	2002	2001	*Core Group 2002*
Current tax expense	(101.3)	(55.8)	*(65.7)*
Deferred tax expense	(50.1)	(25.5)	*(26.6)*
Total	**(151.4)**	**(81.3)**	***(92.3)***

The following table shows the reconciliation between the reported tax expense and the pre-tax income multiplied by the tax rate:

in EUR million	2002	2001
Pre-tax profit for the year	664.6	405.7
Income tax expense for the financial year at the domestic statutory tax rate (34%)	(226.0)	(137.9)
Impact of different foreign tax rates	8.7	(8.0)
Tax reductions due to tax-exempt earnings of investments and other tax-exempt income	100.1	72.9
Tax increases due to non-deductible expenses	(57.4)	(31.0)
Tax expense/income not attributable to the reporting period	23.2	22.7
Reported taxes on income and earnings	**(151.4)**	**(81.3)**

37) Appropriation of net profit

in EUR million	2002	2001
Net profit after minority interests	255.2	223.3
Allocation to reserves	(181.0)	(161.6)
Profit carried forward	0.2	0.9
Distributable profit of the parent company	**74.4**	**62.6**

At the General Meeting to be held on 6 May 2003 the Managing Board will propose that the stockholders be paid an unchanged dividend of EUR 1.24 per share, whereby the new shares issued in the 2002 capital increases are entitled to full dividends, and that the remaining profit be carried forward to the new account in observance of Section 65 (5) Austrian Stock Corporation Act.

Earnings per share

Earnings per share is the amount representing net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share is the amount showing the maximum dilution effect possible if the average number of shares has increased or may increase as a result of the issued subscription and conversion rights.

		2002	2001
Net profit after minority interests	in EUR thousand	255,204	223,293
Average number of shares outstanding	number	53,942,369	49,965,944
Earnings per share	**in EUR**	**4.73**	**4.47**

In calculating EPS, the Erste Bank shares held by the savings banks in the cross-guarantee system are not subtracted from the outstanding shares.

The diluted earnings per share for 2002 and 2001 show no change over the above figures.

38) Segment reporting

The objective of segment reporting is to present a comprehensive overview of the earnings components of the Erste Bank Group (and the Core Group) according to

> business segments and

> geographical markets.

The basis for calculation is the internal profit contribution report by business areas. Income comprises net interest income determined based on opportunity cost (market spread, mismatch), net commission income, net trading result and other operating result; shareholders' equity is allocated to the segments according to their risk-weighted assets.

Administrative expenses are derived from activity-based costing and comprise product costs, indirect costs and general overhead. Actual risk provisions as reflected in the Income Statement are used to present the risk situation of the financial year.

Reporting according to business segment covers the following segments:

> Savings Banks (all those belonging to the cross-guarantee system; for the Core Group only those savings banks in which Erste Bank holds equity interest).

> Retail and Real Estate (activities in retail banking, small- and medium-sized corporate customers and real estate finance in Austria and Central Europe)

> Large Corporate Customers (key accounts in industry, trade and service sectors as well as international business outside Central Europe)

> Trading and Investment Banking (investment banking, treasury, balance sheet management)

> Asset Gathering (investment funds, portfolio management, insurance business) and

> Corporate Centre (fixed assets, other equity holdings, consolidating items)

> Slovenská sporiteľňa, a.s. is still presented as a separate segment in financial 2002

The earnings components of Česká spořitelna, a.s. (CS) are also reported separately in each segment and include the results of the CS Group, amortisation of goodwill and funding costs for the acquisition.

Segment reporting of the Erste Bank Group's business segments

	Saving Banks		Retail and Real Estate					
	2002	2001	2002	2001	2002	2001	2002	2001
in EUR million			EB Domestic		CS		Total	
Net interest income	1,003.9	71.6	497.8	469.1	401.9	333.0	899.7	802.1
Risk provisions for loans/advances	(216.5)	(15.8)	(110.6)	(103.5)	(8.5)	6.4	(119.1)	(97.1)
Net commission income	337.0	41.6	127.1	132.0	202.6	158.4	329.7	290.4
Net trading result	28.6	2.0	31.5	21.3	4.2	3.8	35.7	25.1
General administrative expenses	(969.8)	(91.2)	(534.6)	(515.9)	(388.1)	(361.9)	(922.7)	(877.8)
Income from insurance business	0.0	0.0	0.0	0.0	2.3	0.0	2.3	0.0
Other operating result	(47.1)	(0.1)	1.2	8.1	(12.7)	(42.7)	(11.5)	(34.6)
Pre-tax profit for the year	**136.1**	**8.1**	**12.3**	**11.1**	**201.8**	**97.0**	**214.1**	**108.1**
less taxes	(40.4)	(1.0)	2.7	(1.8)	(63.5)	(23.3)	(60.8)	(25.1)
less minority interests	(123.2)	0.0	(1.4)	(2.4)	(50.9)	(46.0)	(52.3)	(48.4)
Net profit after minority interests	**(27.5)**	**7.1**	**13.6**	**6.9**	**87.4**	**27.7**	**101.0**	**34.6**
Average risk-weighted assets	26,400.0	2,126.1	9,790.7	10,437.7	1,855.5	1,249.3	11,646.2	11,687.0
Average attributed equity	222.6	100.6	514.6	493.7	97.5	59.1	612.1	552.8
Cost-income ratio (in %)	**70.8%**	**79.2%**	**81.5%**	**82.9%**	**63.5%**	**73.1%**	**72.8%**	**78.5%**
ROE based on net profit after minority interests (in %)	**(12.4%)**	**7.1%**	**2.6%**	**1.4%**	**89.6%**	**46.9%**	**16.5%**	**6.3%**
Amortisation of goodwill	(12.7)	(5.5)	(1.2)	0.0	(7.5)	(5.4)	(8.7)	(5.4)

Segment reporting of the Erste Bank Group's business segments (continued)

	Large Corporate Customers					
	2002	2001	2002	2001	2002	2001
in EUR million	EB Domestic		CS		Total	
Net interest income	270.6	269.7	89.6	67.1	360.2	336.8
Risk provisions for loans/advances	(104.6)	(83.8)	31.6	(20.1)	(73.0)	(103.9)
Net commission income	84.6	59.8	18.4	14.2	103.0	74.0
Net trading result	2.8	5.2	(0.8)	(0.1)	2.0	5.1
General administrative expenses	(130.9)	(111.3)	(43.1)	(44.7)	(174.0)	(156.0)
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0
Other operating result	(2.3)	(22.2)	(19.3)	(11.9)	(21.6)	(34.1)
Pre-tax profit for the year	**120.2**	**117.3**	**76.3**	**4.5**	**196.5**	**121.8**
less taxes	(24.6)	(14.7)	(20.7)	(0.8)	(45.3)	(15.5)
less minority interests	(9.5)	(6.0)	(26.2)	(12.5)	(35.7)	(18.5)
Net profit after minority interests	**86.1**	**96.6**	**29.4**	**(8.8)**	**115.5**	**87.8**
Average risk-weighted assets	12,606.9	13,648.4	2,545.5	2,110.3	15,152.4	15,758.7
Average attributed equity	662.7	645.6	133.7	99.8	796.4	745.4
Cost-income ratio (in %)	**36.6%**	**33.3%**	**40.2%**	**55.0%**	**37.4%**	**37.5%**
ROE based on net profit after minority interests (in %)	**13.0%**	**15.0%**	**22.0%**	**(8.8%)**	**14.5%**	**11.8%**
Amortisation of goodwill	0.0	0.0	(10.2)	(6.0)	(10.2)	(6.0)

	Trading and Investment Banking						Asset Gathering	
	2002	2001	2002	2001	2002	2001	2002	2001
in EUR million	EB Domestic		CS		Total			
Net interest income	70.7	87.3	(11.7)	24.7	59.0	112.0	(1.0)	3.6
Risk provisions for loans/advances	0.0	(0.3)	0.0	0.2	0.0	(0.1)	0.0	0.0
Net commission income	18.1	28.8	5.9	9.6	24.0	38.4	103.6	92.8
Net trading result	79.1	83.5	26.0	27.5	105.1	111.0	0.0	0.0
General administrative expenses	(100.1)	(94.7)	(27.5)	(40.9)	(127.6)	(135.6)	(46.0)	(43.7)
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0	6.1	0.0
Other operating result	(10.3)	2.9	3.0	0.5	(7.3)	3.4	(1.2)	0.2
Pre-tax profit for the year	**57.5**	**107.6**	**(4.4)**	**21.6**	**53.1**	**129.2**	**61.5**	**52.8**
less taxes	(11.1)	(13.5)	(0.2)	(11.7)	(11.3)	(25.2)	(13.4)	(6.6)
less minority interests	1.2	0.0	(2.5)	(11.1)	(1.2)	(11.1)	(4.0)	(2.7)
Net profit after minority interests	**47.6**	**94.1**	**(7.0)**	**(1.2)**	**40.6**	**92.9**	**44.1**	**43.5**
Average risk-weighted assets	3,891.2	4,670.5	1,090.1	1,213.4	4,981.3	5,883.9	8.3	10.8
Average attributed equity	204.5	220.9	57.3	57.4	261.8	278.3	0.4	0.5
Cost-income ratio (in %)	**59.6%**	**47.4%**	**136.3%**	**66.2%**	**67.8%**	**51.9%**	**42.3%**	**45.4%**
ROE based on net profit after minority interests (in %)	**23.3%**	**42.6%**	**(12.3%)**	**(2.1%)**	**15.5%**	**33.4%**	**> 100.0%**	**> 100.0%**
Amortisation of goodwill	(0.2)	0.0	(4.2)	(3.4)	(4.4)	(3.4)	0.0	0.0

Segment reporting of the Erste Bank Group's business segments (continued)

	Corporate Center						SLSP	
	2002	2001	2002	2001	2002	2001	2002	2001
in EUR million	EB Domestic		CS		Total			
Net interest income	(17.6)	(0.2)	(2.4)	(3.0)	(20.0)	(3.2)	161.3	116.0
Risk provisions for loans/advances	4.7	0.0	0.0	0.0	4.7	0.0	(2.4)	13.3
Net commission income	3.6	6.3	(0.1)	0.0	3.5	6.3	43.4	31.1
Net trading result	(13.0)	(12.1)	0.0	3.9	(13.0)	(8.2)	9.1	17.7
General administrative expenses	(46.8)	(21.5)	0.0	2.2	(46.8)	(19.3)	(145.0)	(130.7)
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating result	41.1	(18.3)	(1.9)	(1.8)	39.2	(20.1)	(30.6)	(17.2)
Pre-tax profit for the year	**(28.0)**	**(45.7)**	**(4.3)**	**1.3**	**(32.3)**	**(44.4)**	**35.8**	**30.2**
less taxes	21.7	5.7	0.3	1.1	22.0	6.8	(2.3)	(14.7)
less minority interests	(24.5)	(11.3)	(0.4)	(1.4)	(24.9)	(12.7)	(16.7)	(7.7)
Net profit after minority interests	**(30.8)**	**(51.3)**	**(4.4)**	**1.0**	**(35.2)**	**(50.3)**	**16.8**	**7.8**
Average risk-weighted assets	550.6	787.3	739.4	702.8	1,290.0	1,490.1	1,033.7	1,037.9
Average attributed equity	28.9	37.2	38.9	33.2	67.8	70.4	54.4	49.1
Cost-income ratio (in %)	**>(100.0%)**	**>(100.0%)**	**0.0%**	**>(100.0%)**	**>(100.0%)**	**>(100.0%)**	**67.8%**	**79.3%**
ROE based on net profit after minority interests (in %)	**>(100.0%)**	**>(100.0%)**	**(11.2%)**	**3.1%**	**(51.9%)**	**(71.4%)**	**30.9%**	**15.8%**
Amortisation of goodwill	(7.4)	(6.0)	(3.0)	(0.1)	(10.4)	(6.1)	(12.0)	(12.0)

	Total (excluding savings banks)						Erste Bank Group	
	2002	2001	2002	2001	2002	2001	2002	2001
in EUR million	EB Domestic		CS		Total		Total	
Net interest income	820.5	829.5	477.4	421.8	1,459.2	1,367.3	2,463.0	1,438.9
Risk provisions for loans/advances	(210.5)	(187.6)	23.0	(13.5)	(189.8)	(187.8)	(406.4)	(203.6)
Net commission income	337.0	319.7	226.9	182.2	607.2	533.0	944.3	574.6
Net trading result	100.4	97.9	29.4	35.1	138.8	150.7	167.4	152.7
General administrative expenses	(858.4)	(787.2)	(458.7)	(445.3)	(1,462.1)	(1,363.1)	(2,432.0)	(1,454.3)
Income from insurance business	6.1	0.0	2.3	0.0	8.4	0.0	8.4	0.0
Other operating result	28.5	(29.2)	(30.8)	(55.9)	(33.0)	(102.4)	(80.1)	(102.5)
Pre-tax profit for the year	**223.5**	**243.1**	**269.5**	**124.4**	**528.8**	**397.7**	**664.6**	**405.8**
less taxes	(24.7)	(31.0)	(84.1)	(34.6)	(111.1)	(80.3)	(151.4)	(81.3)
less minority interests	(38.2)	(22.4)	(79.9)	(71.0)	(134.8)	(101.1)	(258.0)	(101.1)
Net profit after minority interests	**160.6**	**189.8**	**105.5**	**18.8**	**282.9**	**216.3**	**255.2**	**223.4**
Average risk-weighted assets	26,847.7	29,554.7	6,230.5	5,275.8	34,111.9	35,868.4	60,511.9	37,994.5
Average attributed equity	1,411.1	1,397.9	327.4	249.5	1,792.9	1,696.5	2,015.5	1,797.1
Cost-income ratio (in %)	**67.9%**	**63.1%**	**62.3%**	**69.7%**	**66.0%**	**66.5%**	**67.9%**	**67.1%**
ROE based on net profit after minority interests (in %)	**11.4%**	**13.6%**	**32.2%**	**7.5%**	**15.8%**	**12.7%**	**12.7%**	**12.4%**
Amortisation of goodwill	(8.8)	(6.0)	(24.9)	(14.9)	(45.7)	(32.9)	(58.4)	(38.4)

Segment reporting of the Core Group's business segments

	Saving Banks		Retail and Real Estate					
	2002	2001	2002	2001	2002	2001	2002	2001
in EUR million			EB Domestic		CS		Total	
Net interest income	142.3	71.6	466.7	469.1	401.9	333.0	868.6	802.1
Risk provisions for loans/advances	(29.9)	(15.8)	(102.0)	(103.5)	(8.5)	6.4	(110.5)	(97.1)
Net commission income	66.4	41.6	126.9	132.0	202.6	158.4	329.5	290.4
Net trading result	4.0	2.0	25.9	21.3	4.2	3.8	30.1	25.1
General administrative expenses	(198.4)	(91.2)	(510.5)	(515.9)	(388.1)	(361.9)	(898.6)	(877.8)
Other operating result	(40.1)	(0.1)	(3.5)	8.1	(10.4)	(42.7)	(13.9)	(34.6)
Pre-tax profit for the year	**(55.7)**	**8.1**	**3.5**	**11.1**	**201.7**	**97.0**	**205.2**	**108.1**
less taxes	16.7	(1.0)	5.9	(1.8)	(63.5)	(23.3)	(57.6)	(25.1)
less minority interests	3.0	0.0	(0.1)	(2.4)	(50.9)	(46.0)	(50.9)	(48.4)
Net profit after minority interests	**(36.0)**	**7.1**	**9.4**	**6.9**	**87.3**	**27.7**	**96.7**	**34.6**
Average risk-weighted assets	4,233.9	2,126.1	9,790.7	10,437.7	1,855.5	1,249.3	11,646.2	11,687.0
Average attributed equity	249.0	100.6	575.8	493.7	109.1	59.1	684.9	552.8
Cost-income ratio (in %)	**93.3%**	**79.2%**	**82.4%**	**82.9%**	**63.8%**	**73.1%**	**73.2%**	**78.5%**
ROE based on net profit after minority interests (in %)	**(14.5%)**	**7.1%**	**1.6%**	**1.4%**	**80.1%**	**46.9%**	**14.1%**	**6.3%**
Amortisation of goodwill	(11.6)	(5.5)	(1.2)	0.0	(7.5)	(5.4)	(8.7)	(5.4)

	Large Corporate Customers					
	2002	2001	2002	2001	2002	2001
in EUR million	EB Domestic		CS		Total	
Net interest income	270.6	269.7	89.6	67.1	360.2	336.8
Risk provisions for loans/advances	(104.6)	(83.8)	31.6	(20.1)	(73.0)	(103.9)
Net commission income	84.6	59.8	18.4	14.2	103.0	74.0
Net trading result	2.8	5.2	(0.8)	(0.1)	2.0	5.1
General administrative expenses	(130.9)	(111.3)	(43.1)	(44.7)	(174.0)	(156.0)
Other operating result	4.6	(22.2)	(19.3)	(11.9)	(14.7)	(34.1)
Pre-tax profit for the year	**127.1**	**117.3**	**76.3**	**4.5**	**203.4**	**121.8**
less taxes	(26.3)	(14.7)	(20.7)	(0.8)	(47.0)	(15.5)
less minority interests	(9.5)	(6.0)	(26.2)	(12.5)	(35.7)	(18.5)
Net profit after minority interests	**91.3**	**96.6**	**29.4**	**(8.8)**	**120.7**	**87.8**
Average risk-weighted assets	12,606.9	13,648.4	2,545.5	2,110.3	15,152.4	15,758.7
Average attributed equity	741.4	645.6	149.7	99.8	891.1	745.4
Cost-income ratio (in %)	**36.6%**	**33.3%**	**40.2%**	**55.0%**	**37.4%**	**37.5%**
ROE based on net profit after minority interests (in %)	**12.3%**	**15.0%**	**19.7%**	**(8.8%)**	**13.5%**	**11.8%**
Amortisation of goodwill	0.0	0.0	(10.2)	(6.0)	(10.2)	(6.0)

Segment reporting of the Core Group's business segments (continued)

in EUR million	Trading and Investment Banking						Asset Gathering	
	EB Domestic		CS		Total			
	2002	2001	2002	2001	2002	2001	2002	2001
Net interest income	69.1	87.3	(11.7)	24.7	57.4	112.0	0.2	3.6
Risk provisions for loans/advances	0.0	(0.3)	0.0	0.2	0.0	(0.1)	0.0	0.0
Net commission income	17.9	28.8	5.9	9.6	23.8	38.4	103.6	92.8
Net trading result	79.3	83.5	26.0	27.5	105.3	111.0	0.0	0.0
General administrative expenses	(98.0)	(94.7)	(27.5)	(40.9)	(125.5)	(135.6)	(46.0)	(43.7)
Other operating result	(11.1)	2.9	3.0	0.5	(8.1)	3.4	(0.1)	0.2
Pre-tax profit for the year	**57.2**	**107.6**	**(4.4)**	**21.6**	**52.8**	**129.2**	**57.7**	**52.8**
less taxes	(10.5)	(13.5)	(0.2)	(11.7)	(10.7)	(25.2)	(11.4)	(6.6)
less minority interests	0.3	0.0	(2.5)	(11.1)	(2.1)	(11.1)	(1.7)	(2.7)
Net profit after minority interests	**47.0**	**94.1**	**(7.0)**	**(1.2)**	**40.0**	**92.9**	**44.6**	**43.5**
Average risk-weighted assets	3,891.2	4,670.5	1,090.1	1,213.4	4,981.3	5,883.9	8.3	10.8
Average attributed equity	228.8	220.9	64.1	57.4	292.9	278.3	0.5	0.5
Cost-income ratio (in %)	**58.9%**	**47.4%**	**> 100%**	**66.2%**	**67.3%**	**51.9%**	**44.3%**	**45.4%**
ROE based on net profit after minority interests (in %)	**20.6%**	**42.6%**	**(11.0%)**	**(2.1%)**	**13.7%**	**33.4%**	**> 100%**	**> 100%**
Amortisation of goodwill	(0.2)	0.0	(4.2)	(3.4)	(4.4)	(3.4)	0.0	0.0

in EUR million	Corporate Center						SLSP	
	EB Domestic		CS		Total			
	2002	2001	2002	2001	2002	2001	2002	2001
Net interest income	(16.8)	(0.2)	(2.4)	(3.0)	(19.2)	(3.2)	161.3	116.0
Risk provisions for loans/advances	4.7	0.0	0.0	0.0	4.7	0.0	(2.4)	13.3
Net commission income	4.7	6.3	(0.1)	0.0	4.6	6.3	43.4	31.1
Net trading result	(13.0)	(12.1)	0.0	3.9	(13.0)	(8.2)	9.1	17.7
General administrative expenses	(46.8)	(21.5)	0.0	2.2	(46.8)	(19.3)	(145.0)	(130.7)
Other operating result	40.9	(18.3)	(1.9)	(1.8)	39.0	(20.1)	(30.6)	(17.2)
Pre-tax profit for the year	**(26.3)**	**(45.7)**	**(4.3)**	**1.3**	**(30.6)**	**(44.4)**	**35.8**	**30.2**
less taxes	19.8	5.7	0.3	1.1	20.1	6.8	(2.3)	(14.7)
less minority interests	(26.1)	(11.3)	(0.4)	(1.4)	(26.5)	(12.7)	(16.7)	(7.7)
Net profit after minority interests	**(32.6)**	**(51.3)**	**(4.4)**	**1.0**	**(37.0)**	**(50.3)**	**16.8**	**7.8**
Average risk-weighted assets	550.6	787.3	739.4	702.8	1,290.0	1,490.1	1,033.7	1,037.9
Average attributed equity	32.4	37.2	43.5	33.2	75.9	70.4	60.7	49.1
Cost-income ratio (in %)	**> (100.0%)**	**> (100.0%)**	**0.0%**	**> (100.0%)**	**> (100.0%)**	**> (100.0%)**	**67.8%**	**79.3%**
ROE based on net profit after minority interests (in %)	**> (100.0%)**	**> (100.0%)**	**(10.1%)**	**3.1%**	**(48.7%)**	**(71.4%)**	**27.7%**	**15.8%**
Amortisation of goodwill	(7.4)	(6.0)	(3.0)	(0.1)	(10.4)	(6.1)	(12.0)	(12.0)

Segment reporting of the Core Group's business segments (continued)

	Total (excluding savings banks)						Core Group	
	2002	2001	2002	2001	2002	2001	2002	2001
in EUR million	EB Domestic		CS		Total		Total	
Net interest income	789.8	829.5	477.4	421.8	1,428.5	1,367.3	1,570.7	1,438.9
Risk provisions for loans/advances	(201.9)	(187.6)	23.0	(13.5)	(181.3)	(187.8)	(211.1)	(203.6)
Net commission income	337.7	319.7	226.9	182.2	608.0	533.0	674.5	574.6
Net trading result	95.0	97.9	29.4	35.1	133.5	150.7	137.5	152.7
General administrative expenses	(832.2)	(787.2)	(458.7)	(445.3)	(1,435.9)	(1,363.1)	(1,634.3)	(1,454.3)
Other operating result	30.8	(29.2)	(28.5)	(55.9)	(28.3)	(102.4)	(68.4)	(102.5)
Pre-tax profit for the year	**219.2**	**243.1**	**269.5**	**124.4**	**524.5**	**397.7**	**468.9**	**405.8**
less taxes	(22.5)	(31.0)	(84.1)	(34.6)	(108.9)	(80.3)	(92.3)	(81.3)
less minority interests	(37.0)	(22.4)	(79.9)	(71.0)	(133.6)	(101.1)	(130.7)	(101.1)
Net profit after minority interests	**159.7**	**189.8**	**105.5**	**18.8**	**282.0**	**216.3**	**245.9**	**223.4**
Average risk-weighted assets	26,847.7	29,554.7	6,230.5	5,275.8	34,111.9	35,868.4	38,345.8	37,994.5
Average attributed equity	1,578.9	1,397.9	366.4	249.5	2,006.0	1,696.5	2,255.0	1,797.1
Cost-income ratio (in %)	**68.1%**	**63.1%**	**62.5%**	**69.7%**	**66.1%**	**66.5%**	**68.5%**	**67.1%**
ROE based on net profit after minority interests (in %)	**10.1%**	**13.6%**	**28.8%**	**7.5%**	**14.1%**	**12.7%**	**10.9%**	**12.4%**
Amortisation of goodwill	(8.8)	(6.0)	(24.9)	(14.9)	(45.7)	(32.9)	(57.3)	(38.4)

_____ Segment reporting according to geographical markets is based on the following breakdown:

> Austria
> Central Europe (Czech Republic, Slovak Republic, Hungary, Slovenia, Croatia)
> The rest of Europe
> North America
> Central and South America
> Asia
> Others (including international organisations)

_____ Attribution to the different segments is determined by the country code (ISO code) assigned to each customer based on its place of residence.

Segment reporting by region – Erste Bank Group

in EUR million	2002	2001	2002	2001	2002	2001
	Austria		Central Europe		Rest of Europe	
Net interest income	1,485.2	632.3	774.9	569.7	103.8	114.3
Risk provisions for loans/advances	(335.6)	(107.3)	(10.3)	(2.5)	(16.3)	(53.7)
Net commission income	590.3	314.7	301.6	219.3	30.2	23.0
Net trading result	64.1	84.9	99.5	48.5	0.1	16.9
General administrative expenses	(1,609.9)	(746.1)	(716.9)	(605.7)	(62.8)	(59.4)
Income from insurance business	6.1	0.0	2.3	0.0	0.0	0.0
Other operating result	(8.6)	(38.7)	(73.3)	(59.8)	2.6	(4.9)
Pre-tax profit for the year	**191.5**	**139.8**	**377.7**	**169.4**	**57.6**	**36.2**
less taxes	(34.7)	(19.5)	(99.3)	(51.6)	(10.6)	(3.8)
less minority interests	(132.8)	(11.8)	(102.8)	(78.7)	(22.4)	(10.6)
Net profit after minority interests	**24.0**	**108.5**	**175.6**	**39.1**	**24.6**	**21.8**
Average risk-weighted assets	42,449.5	19,929.1	11,532.8	11,118.1	2,214.6	2,372.0

in EUR million	2002	2001	2002	2001
	North America		Central/South America	
Net interest income	40.6	59.2	11.9	12.4
Risk provisions for loans/advances	(7.2)	(19.6)	(5.0)	(5.8)
Net commission income	14.7	11.9	1.3	0.5
Net trading result	1.8	0.7	0.0	0.0
General administrative expenses	(20.3)	(19.3)	(2.4)	(2.3)
Income from insurance business	0.0	0.0	0.0	0.0
Other operating result	(0.8)	1.3	0.0	0.0
Pre-tax profit for the year	**28.7**	**34.2**	**5.9**	**4.9**
less taxes	(5.2)	(3.6)	(1.1)	(0.5)
less minority interests	0.0	0.0	0.0	0.0
Net profit after minority interests	**23.5**	**30.6**	**4.8**	**4.4**
Average risk-weighted assets	2,643.2	2,693.2	319.4	343.5

Segment reporting by region – Erste Bank Group (continued)

in EUR million	2002 Asia	2001 Asia	2002 Other	2001 Other	2002 Total	2001 Total
Net interest income	18.3	23.2	28.4	27.8	2.463.0	1.438.9
Risk provisions for loans/advances	(14.5)	(7.8)	(17.4)	(6.9)	(406.4)	(203.6)
Net commission income	4.1	2.8	2.1	2.4	944.3	574.6
Net trading result	(5.2)	0.1	7.2	1.5	167.4	152.7
General administrative expenses	(10.1)	(12.6)	(9.7)	(8.9)	(2,432.0)	(1,454.3)
Income from insurance business	0.0	0.0	0.0	0.0	8.4	0.0
Other operating result	(0.1)	(0.2)	0.1	(0.2)	(80.1)	(102.5)
Pre-tax profit for the year	**(7.4)**	**5.5**	**10.7**	**15.8**	**664.6**	**405.8**
less taxes	1.3	(0.6)	(1.8)	(1.7)	(151.4)	(81.3)
less minority interests	0.0	0.0	0.0	0.0	(258.0)	(101.1)
Net profit after minority interests	**(6.1)**	**4.9**	**8.9**	**14.1**	**255.2**	**223.4**
Average risk-weighted assets	783.7	765.2	568.7	773.5	60,511.9	37,994.5

Segment reporting by region – Core Group

in EUR million	2002 Austria	2001 Austria	2002 Central Europe	2001 Central Europe	2002 Rest of Europe	2001 Rest of Europe
Net interest income	625.6	632.3	743.7	569.7	102.2	114.3
Risk provisions for loans/advances	(149.0)	(107.3)	(1.8)	(2.5)	(16.3)	(53.7)
Net commission income	320.8	314.7	301.4	219.3	30.0	23.0
Net trading result	39.5	84.9	93.9	48.5	0.3	16.9
General administrative expenses	(838.5)	(746.1)	(692.8)	(605.7)	(60.7)	(59.4)
Other operating result	6.2	(38.7)	(75.7)	(59.8)	1.8	(4.9)
Pre-tax profit for the year	**4.5**	**139.8**	**368.8**	**169.4**	**57.3**	**36.2**
less taxes	20.8	(19.5)	(96.1)	(51.6)	(10.0)	(3.8)
less minority interests	(5.9)	(11.8)	(101.4)	(78.7)	(23.3)	(10.6)
Net profit after minority interests	**19.4**	**108.5**	**171.3**	**39.1**	**24.0**	**21.8**
Average risk-weighted assets	20,283.4	19,929.1	11,532.8	11,118.1	2,214.6	2,372.0

Segment reporting by region – Core Group (continued)

in EUR million	2002	2001	2002	2001
	North America		Central/South America	
Net interest income	40.6	59.2	11.9	12.4
Risk provisions for loans/advances	(7.2)	(19.6)	(5.0)	(5.8)
Net commission income	14.7	11.9	1.3	0.5
Net trading result	1.8	0.7	0.0	0.0
General administrative expenses	(20.3)	(19.3)	(2.4)	(2.3)
Other operating result	(0.8)	1.3	0.0	0.0
Pre-tax profit for the year	**28.7**	**34.2**	**5.9**	**4.9**
less taxes	(5.2)	(3.6)	(1.1)	(0.5)
less minority interests	0.0	0.0	0.0	0.0
Net profit after minority interests	**23.5**	**30.6**	**4.8**	**4.4**
Average risk-weighted assets	2,643.2	2,693.2	319.4	343.5

in EUR million	2002	2001	2002	2001	2002	2001
	Asia		Other		Total	
Net interest income	18.3	23.2	28.4	27.8	1,570.7	1,438.9
Risk provisions for loans/advances	(14.5)	(7.8)	(17.4)	(6.9)	(211.1)	(203.6)
Net commission income	4.1	2.8	2.1	2.4	674.5	574.6
Net trading result	(5.2)	0.1	7.2	1.5	137.5	152.7
General administrative expenses	(10.1)	(12.6)	(9.7)	(8.9)	(1,634.3)	(1,454.3)
Other operating result	(0.1)	(0.2)	0.1	(0.2)	(68.4)	(102.5)
Pre-tax profit for the year	**(7.4)**	**5.5**	**10.7**	**15.8**	**468.9**	**405.8**
less taxes	1.3	(0.6)	(1.8)	(1.7)	(92.3)	(81.3)
less minority interests	0.0	0.0	0.0	0.0	(130.7)	(101.1)
Net profit after minority interests	**(6.1)**	**4.9**	**8.9**	**14.1**	**245.9**	**223.4**
Average risk-weighted assets	783.7	765.2	568.7	773.5	38,345.8	37,994.5

39) Additional information

Assets and liabilities denominated in foreign currencies:

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Assets	49,590	39,834	*44,020*
Liabilities	41,360	34,699	*38,270*

Only currencies used outside the euro zone are now listed as foreign currencies.

Unconsolidated foreign investments and goodwill are not reported as assets denominated in foreign currencies.

Foreign assets and liabilities:

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Assets	48,891	43,592	*46,884*
Liabilities	51,514	44,591	*49,124*

40) Loans and advances to and amounts owed to unconsolidated subsidiaries and investments

in EUR million	at 31 Dec 2002	at 31 Dec 2001
Loans and advances to credit institutions		
Unconsolidated subsidiaries	2	-
Associates accounted for at equity	106	663
Other investments	306	2,155
Loans and advances to customers		
Unconsolidated subsidiaries	340	217
Associates accounted for at equity	252	245
Other investments	809	708
Investments available for sale		
Unconsolidated subsidiaries	-	1
Associates accounted for at equity	36	37
Other investments	252	1
Financial investments		
Unconsolidated subsidiaries	-	-
Associates accounted for at equity	4	34
Other investments	4	-
Amounts owed to credit institutions		
Unconsolidated subsidiaries	8	-
Associates accounted for at equity	37	608
Other investments	1,581	2,483
Amounts owed to customers		
Unconsolidated subsidiaries	53	24
Associates accounted for at equity	36	148
Other investments	101	101
Debts evidenced by certificates		
Unconsolidated subsidiaries	5	-
Associates accounted for at equity	26	26
Other investments	66	2
Subordinated capital		
Unconsolidated subsidiaries	-	-
Associates accounted for at equity	-	10
Other investments	1	-

41) Assets pledged as collateral

_____ Assets in the amounts stated below were pledged as collateral for the following liabilities and contingent liabilities:

in EUR million	at 31 Dec 2002	at 31 Dec 2001
Amounts owed to credit institutions	326	84
Amounts owed to customers	827	35
Debts evidenced by certificates	1,361	1,263
Other liabilities	-	-
Contingent liabilities	-	-
Other obligations	29	-

_____ The following assets were pledged as collateral for the above-mentioned liabilities:

in EUR million	at 31 Dec 2002	at 31 Dec 2001
Loans and advances to credit institutions	98	-
Loans and advances to customers	1,956	1,630
Trading assets	373	42
Investments available for sale	160	24
Financial investments	345	205
Tangible fixed assets	1	-

42) Fiduciary transactions

_____ The fiduciary operations not reported in the Balance Sheet are broken down as follows:

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Loans and advances to credit institutions	330	414	*327*
Loans and advances to customers	387	211	*214*
Investments available for sale	529	564	*529*
Assets held in trust	**1,246**	**1,189**	***1,070***
Amounts owed to credit institutions	280	87	*105*
Amounts owed to customers	411	490	*410*
Debts evidenced by certificates	555	612	*555*
Liabilities held in trust	**1,246**	**1,189**	***1,070***

43) Risk Management Policies

The Erste Bank Group's strategy for limiting risk is guided on the one hand by the demands placed on a customer-oriented banking business and on the other by general legal requirements (in particular the Austrian Banking Act but also Basle II).

In order to attain these objectives the Erste Bank Group has implemented a risk management structure designed to ensure that all risks throughout the Group (market, liquidity, credit, business and operational risks) are identified, measured in accordance with Value-at-Risk (VAR) and then actively controlled by management.

In light of the increasing demands placed on risk diversification and for the sake of making a clear distinction between the roles and responsibilities of all units involved, in financial 2002 operative Group credit risk management and risk controlling activities as well as the responsibility for balance sheet analysis and rating systems were combined to form the newly created Group Risk Management division effective 1 June 2002.

GROUP RISK MANAGEMENT

Operative Group Credit Risk Management & Reporting	Erste Bank Balance Sheet Analysis & Rating	Risk Controlling
> Commitment Management, Limit Management & Reporting > Operative Group Credit Risk Management > Info Centre	> Erste Bank Balance Sheet Analysis > Rating Systems & Methods	> Market Risk > Credit Risk > Operational Risk

Based on the requirements dictated by law (and by the Austrian Banking Act in particular) the Managing Board as a whole bears the main responsibility for risk management. The Managing Board carries out the associated duties in part by passing a resolution at the quarterly meeting of the Risk Committee to impose an aggregate bank limit based on Value-at-Risk.

According to the Erste Bank Risk Rulebook, the duties of the Risk Committee are to approve amendments to the rules, perform capital allocation at the bank level, set an aggregate bank risk limit based on the bank's risk absorbing capacity, set an aggregate limit based on Value-at-Risk for market risk activities on the Trading Book, and define medium-term objectives for risk management.

Risk Controlling

The Risk Controlling department (formerly Central Risk Management) is part of the newly created Group Risk Management division. This department acts as a central and independent risk control unit as required by the Austrian Banking Act and sets up group guidelines for processes relating to risk management (Erste Bank Risk Rulebook). The task assigned to this department is to identify all risks (market, credit, business and operational risks) existing throughout the Group based on Value-at-Risk and aggregate them to arrive at total bank risk (economic capital) as a component in determining risk-absorbing capacity. This also lays the foundation for risk-efficient capital allocation in the context of measuring risk-adjusted performance (RAPM). Furthermore, Risk Controlling is also responsible for supplying the Managing Board with regular reporting based on Value-at-Risk.

In order to better manage all of these tasks, the Risk Controlling department is divided into three groups, each with its own focus: market, credit and operational risk. The Value-at-Risk calculations are done on a continual basis in each of these groups with the aid of the implemented models. These groups are also responsible for continually updating and improving the quality of the models and measurement methods used as well as for the roll-out of risk management processes in the Group.

Market risk

Fluctuations in interest rates, exchange rates, share prices and commodities prices create market risks. Market risks derive from short-term trading (Trading Book) in instruments whose prices are fixed daily as well as from the traditional banking business (Banking Book).

Close attention is paid to the management of market risks. Taking into account the Bank's risk-absorbing capacity and projected earnings, the Managing Board sets the aggregate limit by passing a resolution to this effect in the Risk Committee. The aggregate limit is then distributed based on a recommendation from the decentralised unit for Risk Management Treasury and Investment Banking made in the Market Risk Committee. All market risk activities are subject to risk limits which taken as a whole are statistically consistent with the aggregate Value-at-Risk limit. Limit compliance is checked at several stages: by the appropriate decentralised local risk management unit, invariably by Risk Management Treasury and Investment Banking and also by the Risk Controlling independent risk control unit.

—— A key component in defining the limits is estimating the potential losses that could be caused by market movements. Value-at-Risk is calculated at the Group level on a daily basis and relayed to the Managing Board via Erste Bank's electronic management information system. The calculation is based on the historical simulation method using the internationally acclaimed software KVAR+. In its analysis Erste Bank uses a 99% confidence interval and a holding period of one or ten days. Backtesting is used to constantly review the validity of the statistical methods applied.

—— Extreme market situations can wield a great impact on the value of trading positions and consequently have extraordinary effects on the results. This is particularly true of improbable market movements. Relying on purely statistical methods to measure risk, as is the case with Value-at-Risk, does not adequately take into account the consequences of crisis situations. Consequently, in addition to risk measurement applying Value-at-Risk Erste Bank also performs stress testing according to several methods (historical worst, extreme value theory, scenario analyses). These analyses are also relayed to the Managing Board via the electronic management information system.

Risk ratios for market risk: Trading and Banking Book (Core Group)

—— Value-at-Risk of market risk at the balance sheet date (31 December 2002) by risk-taking units and risk types (un-audited):

in EUR million	Total	Interest	Currency	Shares	Commodity	Volatility
Core Group	7.4	3.6	0.5	4.7	-	0.8
Banking Book	5.1	3.7	-	3.2	-	-
Hedge funds	1.4	-	-	1.4	-	-
Trading Book	2.2	2.1	0.5	0.7	-	0.8

—— The market risks for the Group as a whole were distributed as follows as of 31 December 2002:

—— The total Value-at-Risk with a 99% confidence interval and a one-day holding period was EUR 7.4 million. The market risk for the Banking Book was EUR 5.1 million, the market risk for the hedge funds was EUR 1.4 million and the market risk in the Trading Book was EUR 2.2 million.

—— Seen according to risk types, the risk arising from interest rate fluctuations was EUR 3.6 million, from exchange rate fluctuations EUR 0.5 million, share price fluctuations EUR 4.7 million, and fluctuations in the implicit options volatilities EUR 0.8 million. The difference between the sum of individual risks and the total risk is explained by diversification effects.

—— This market risk model has been approved by the Austrian Federal Ministry of Finance and is applied to determine Erste Bank AG's capital requirement pursuant to the Austrian Banking Act.

Credit risk

—— Credit risk results from traditional lending business (losses incurred by default or by the deteriorating creditworthiness of borrowers) as well as from trading in market risk instruments (default risk on the part of counterparties). Country risks are implicitly accounted for in the calculation of credit risk.

—— The task assigned to the Credit Risk group in the Risk Controlling department in this context is to determine the credit risk for all of the lending business done by Erste Bank AG and its largest foreign and domestic subsidiaries using a portfolio model based on credit Value-at-Risk. Neither the Risk Controlling department nor the Credit Risk group is involved in the operative credit decisions taken. This responsibility lies with the corresponding decentralised credit risk management units (Credit Risk Management Domestic/Central Europe and Credit Risk Management International).

_____ Credit Value-at-Risk is calculated based on the CreditMetrics methodology using CreditManager software. Here, the calculation is based on confidence intervals of 95% and 99.95%, just as in aggregate bank risk management (risk-absorbing capacity), and a risk horizon of one year.

Operational risk

_____ When the Basle consultation paper (Basle II) was published in January 2001 it became clear that in future banks would have to deal much more in depth with the subject of operational risk. In the last couple of years progress has been made towards arriving at a uniform definition. The definition that Erste Bank uses for operational risk is in line with the Basle consultation paper.

_____ Erste Bank thus defines operational risk as the "risk of losses resulting from the inadequacy or failure of processes, humans or systems, or from external events". In keeping with current practice in most international banks, line management is responsible for operational risks.

_____ In March 2000 a project was launched to define and measure operational risk throughout the entire bank for the first time; in April 2001 the project was completed with the implementation of a model for calculating operational risk based on Value-at-Risk. Internal data on cases of loss collected retroactively to 1 January 1998 serve as the foundation of this model. Since June 2001 loss cases have been reported by the business units to the Operational Risk group. The proper transmission of loss reports is verified by the Internal Audit department. In addition, data pooling and the associated recording of loss data in a central database at the Sparkassenprüfungsverband (Savings Bank Auditing Agency) was extended to take in the entire savings bank sector. External data and scenarios are used in order to also take into account losses which have not occurred before but are nevertheless possible.

_____ In collaboration with the Security Organisation unit, the groundwork was laid for qualitative risk assessment, which is to be introduced at Erste Bank AG in the coming year. Another main event next year aside from the roll-out in the Erste Bank Group will be the further development of qualitative assessments. Based on this qualitative information, another step could be to develop risk management instruments to support line management in making decisions aimed at reducing operational risk.

Business risk (fixed costs risk)

_____ At Erste Bank business risk is defined as the risk of a loss being incurred in the remanence of fixed costs when revenues decline. The element being observed here is the volatility of volumes and costs. This is often referred to as operating leverage risk or business risk.

Risk-absorbing capacity and risk-adjusted performance measurement

_____ It follows from the formula for risk-absorbing capacity that the objective of risk-adjusted performance measurement must be to ensure the credit institution's solvency now and in the future. The central instrument for securing the solvency of Erste Bank AG is the calculation of risk-absorbing capacity. In this calculation, the Value-at-Risk resulting from the different risk types is aggregated to arrive at the total loss potential from assuming risk (economic capital) and then this loss potential is compared in a multiple-stage process to the resources (earning power, reserves and equity) available to cover these potential losses. Aside from the risk actually measured, a safety buffer and the existing risk limits are also taken into account on a Value-at-Risk basis. The goal of this comparison is to determine the extent to which the Bank is in a position to absorb potential unexpected losses (calculation of risk-absorbing capacity). Risk-absorbing capacity thus acts as a limit for all risk activities at Erste Bank. Based on the bank's determined risk-absorbing capacity, the Managing Board passes a resolution at the quarterly Risk Committee meeting establishing an aggregate bank limit.

_____ The measure of risk used to calculate this aggregate bank limit is the economic capital that the bank has to hold in order to cover risk. This economic capital is defined as the minimum capital necessary on an annual basis to cover unexpected losses at a confidence interval of 99.95%, which is derived from the default probability of Erste Bank's target rating. The objective of calculating this figure is to determine the amount of capital needed in order to ensure Erste Bank's solvency (the going concern principle) even in extreme loss scenarios. This figure also allows for comparative measurement and aggregation of all risks. Parallel to looking at this from the economic capital perspective, for information purposes the risk-absorbing capacity is also calculated at a much lower confidence interval of 95% and conveyed to the management.

Share of each type of risk in Erste Bank AG's aggregate risk (unaudited)

Allocation of economic capital (confidence interval 99.95%)


18.1%
Operational risk from credit risk
11.2%
Operational risk
0.9%
Market risk
69.8%
Credit risk

Risk-adjusted performance measurement (RAPM) and shareholder value added

_____ Building on this calculation of risk throughout the bank based on Value-at-Risk for the different types of risk, Erste Bank can use the economic capital determined for each business division as the crucial component in the calculation of risk-adjusted return on economic capital (ROEC). This figure compares revenue with the risk that is taken in order to generate it, using economic capital as the measure of risk. As part of measuring risk-adjusted performance, a comparison is drawn between the results of marginal costing based on regulatory capital and the economically required risk capital.

_____ ROEC (Return on Economic Capital) is determined for each business unit. In this way, in addition to the proven controlling tools - such as marginal costing - management can also be provided with the information it needs to portray the entire bank on the basis of risk/return ratios. Aside from determining capital adequacy pursuant to regulatory requirements, this also lays the foundation for risk-efficient capital allocation as a part of risk-adjusted performance measurement (RAPM). Thus, economic capital and ROEC combine risk limitation aimed at preserving the Bank's solvency (going concern principle) and active risk and capital management geared toward increasing Erste Bank's enterprise value for its shareholders (shareholder value added).

Decentralised Risk Management

_____ The decentralised unit Risk Management Treasury and Investment Banking within the Treasury division is responsible for the day-to-day control of the market risk associated with trading activities. This unit oversees market risk limits and counterparty limits. Other main duties include risk reporting, support for the trading division, legal support, product-testing processes when new products are introduced and - in co-ordination with Central Risk Management - market risk management.

_____ The Treasury division is also in charge of measuring the market risks relating to the Banking Book. The Balance Sheet Management unit submits monthly reports to the Asset Liability Committee (ALCO) on the interest rate risks for the Erste Bank Group and the credit institution group to be used as a basis for adjusting balance sheet structure risks.

_____ The responsibility for credit risk management lies with the two divisions Credit Risk Management Domestic/Central Europe and Credit Risk Management International. Depending on the size and level of trading activities, foreign branch offices and subsidiaries either have their own risk management units or are covered by the corresponding decentralised Risk Management unit (e.g. Risk Management Treasury and Investment Banking).

Erste Bank Risk Rulebook

The procedures relating to risk management at Erste Bank are laid down in the Erste Bank Risk Rulebook, a set of rules applied throughout the entire Group. The objective of the Rulebook is twofold: to minimise operational risks and to create a consistent basis for the quality of data on market and credit risk activities. These rules are consistent with commonly applied international standards. Current developments both at home and abroad, particularly in light of the new equity capital regulations for banks (Basle II), are also taken into account in the ongoing adaptation of the Rulebook and swiftly incorporated therein.

Based on these rules and regulations, which provide a uniform framework that can be applied throughout the Group, Local Risk Manuals are drawn up by the individual decentralised Risk Management units in order to reflect regional peculiarities and differences in the general legal conditions from one country to the next. The Group's Internal Audit department oversees whether the rules and regulations in the Rulebook are being complied with and verifies the consistency of the Local Risk Manuals with the Rulebook.

Basle II

In order to implement the requirements imposed by the new capital adequacy regulations (Basle II/Brussels), a separate Basle II Programme was set up within the Erste Bank Group.

Advanced approaches to measuring credit, market and operational risk

Erste Bank AG is an active participant in the consultation process of the new capital adequacy regulations for banks. Erste Bank has made it its goal to qualify for advanced approaches when the new provisions go into force.

In the credit risk area, Erste Bank is striving to apply the Advanced IRB Approach in the retail segment and the Foundation IRB Approach in all other Basle segments. An internal model approved by the Austrian Supervisory Authority is already in place for measuring market risk in the Trading Book and the model for measuring interest rate risk in the Banking Book already satisfies the Basle requirements to a great extent. In the area of operational risk Erste Bank is working on qualifying for an Advanced Measurement Approach (Loss Distribution Approach) when the new provisions enter into force.

Rating systems

A basic prerequisite for qualifying for the Foundation IRB Approach is the use of appropriate systems for determining internal customer ratings. Above and beyond the requirements of Basle II, it is the aim of Erste Bank to evaluate each customer using an optimal rating method appropriate to its customer segment.

Consequently, two of the main activities in 2002 involved optimising existing systems (e.g. in the retail segment) and developing new rating methods for customer segments for which standardised and IT-supported evaluation methods have not been applied in the past (e.g. the special financing segment). In developing new methods, great importance is being attached to process-supported aspects.

In the course of 2003 several completed components of different rating systems will enter the test phase. Once they have been examined and validated (quality assurance), they will be put into general use. At the same time, work will continue on further perfection and fine-tuning these tools, so that optimised methods can be applied to evaluate all relevant customer segments as of 1 January 2004.

These systems and methods will ultimately be made available not only to Erste Bank AG, but also their functional and banking subsidiaries as well as the entire savings bank sector.

Quantitative Impact Study 3.0 (QIS 3.0)

In the course of the Basle II consultation process, in autumn 2002 Erste Bank participated in the third impact study on the new capital adequacy (Basle II: Quantitative Impact Study 3.0). All of the results on the current approach, the standardised approach and the Foundation IRB Approach in the area of credit risk as well as all approaches used for operational risk were transmitted to the Austrian National Bank.

Qualifying for the Foundation IRB Approach and the Advanced Measurement Approach (Loss Distribution Approach) is expected to have a correspondingly positive impact on the capital adequacy requirement of the Erste Bank Group.

Credit risks

_____ The credit risks stated at their carrying amounts as of 31 December 2002:

in EUR million	Total loans and advances to credit institutions and customers (incl. fixed income securities)	Guarantees/ letters of credit	Total 31 Dec 2002	Total 31 Dec 2001
Banking and insurance	31,290	1,349	32,638	28,530
Consumers	18,302	114	18,416	9,774
Public administration, social security	16,944	247	17,191	9,735
Manufacturing	6,331	1,376	7,708	5,434
Real estate	10,012	510	10,522	7,810
Retail	6,909	483	7,392	3,550
Construction	3,462	859	4,321	2,225
Hotels and restaurants	2,715	239	2,954	2,114
Transport and communication	2,604	264	2,868	3,234
Energy and water supply	1,693	186	1,879	1,762
Other	5,885	254	6,139	5,577
Total	**106,148**	**5,879**	**112,027**	**79,745**

_____ The total is comprised of loans and advances to credit institutions and customers, fixed-income securities held in the trading portfolio, as investments available for sale and as financial investments (held to maturity) as well as off-balance-sheet credit risks.

_____ The changes in risk provisions are explained in Notes 15 and 30.

Interest rate risk

_____ Interest rate risk is the change in the fair value of financial instruments caused by changes in market interest rates. This risk occurs when the maturity ranges or times when interest rate adjustments are made on the assets and liabilities (including transactions not recognised in the balance sheet) do not match. In order to identify the interest rate risk, all financial instruments (including transactions not recognised in the balance sheet) are entered in the appropriate maturity ranges in accordance with their remaining maturity or term until expiration of the interest rate lock-up period.

_____ The following tables list the open fixed-income positions held by the Erste Bank Group in the three currencies that carry a significant interest rate risk: EUR, CZK and SKK.

_____ Only those open fixed-income positions are shown which are not attributed to the Trading Book. Positions with a positive value indicate the fixed-income risk on the asset side, i.e. in this area there is a surplus of asset items; negative values represent the surplus on the liability side.

Open fixed-income positions not attributed to the Trading Book:

in million	1-3 years	3-5 years	5-7 years	7-10 years	> 10 years
Interest rate lock-up gap as of 31 Dec 2002 in EUR	(3,166.7)	(753.0)	2,939.7	1,237.3	351.7
Interest rate lock-up gap as of 31 Dec 2002 in CZK	(47,588.1)	9,220.8	1,562.8	15,180.9	3,665.9
Interest rate lock-up gap as of 31 Dec 2002 in SKK	(11,147.3)	11,913.6	63.5	2,283.2	189.0

Hedging

The goals of market risk management for the Banking Books of the Erste Bank Group are to optimise the risk position, taking into account the economic environment and competitive situation while observing the net present value risk and the effect on net interest income; to maintain an adequate liquidity position for the Group; and to centrally manage all market risks inherent in the Banking Book via the Group's Asset Liability Committee (and Balance Sheet Management with the support of the decentralised Asset Liability Committee and Balance Sheet Management units).

In keeping with the goals of risk management, hedging activities focus on the two main control variables - net interest income and the net present value risk. Pursuant to IAS 39, the following instruments can be used to manage these two variables: Cash flow hedges are used as measures to stabilise the interest rate risk. Fair value hedges are used to reduce the net present value risk.

Fair value hedges are currently used to turn fixed-income or structured transactions into transactions with a variable income. The current policy on debts evidenced by certificates is to use fair value hedges to convert those issues that are not money market linked into issues that are. Additional fair value hedges were defined for a portion of the syndicated loan portfolio, for only a few of the fixed-interest loans and deposits as well as for a small portion of liabilities with no defined interest rate lock-up period according to the above-mentioned funds transfer pricing guidelines.

Interest rate swaps were the main instruments used for these fair value hedges. Particularly when issues are involved, cross currency swaps, swaptions, caps, floors and other options are also used to hedge fair value.

Cash flow hedges are used on the one hand to turn money market linked transactions into fixed-interest transactions in order to reduce the interest rate risk and on the other hand to hedge planned interest income in foreign currencies so that this income is not exposed to exchange rate risk. The former were used to convert some of the revolving money market assets and liabilities into fixed-interest transactions while the latter were used for hedging the planned income from the international units of the Group.

Interest rate swaps were the only instrument used to hedge interest cash flows, while spot transactions were used to hedge the foreign exchange risk.

44) Total volume of unsettled derivatives as of 31 December 2002

in EUR million	Nominal amount by remaining maturity < 1 year	1-5 years	> 5 years	Total	Fair value Positive	Negative
Interest rate contracts						
OTC products						
- Interest rate options						
Purchase	3,557	5,238	1,861	10,655	40	-
Sell	3,344	6,461	2,718	12,524	-	(76)
- Interest rate swaps						
Purchase	78,556	25,452	15,923	119,932	2,639	304
Sell	82,652	24,731	11,711	119,094	522	(2,405)
- FRAs						
Purchase	12,965	1,582	-	14,547	4	7
Sell	10,280	1,551	-	11,831	14	(7)
Listed products						
- Futures						
Purchase	696	15	5	717	-	-
Sell	451	587	207	1,245	-	-
- Interest rate options						
Purchase	3,454	267	151	3,872	21	-
Sell	27	114	30	171	-	(21)
Currency contracts						
OTC products						
- Currency options						
Purchase	1,519	13	-	1,532	7	-
Sell	1,391	13	-	1,404	-	4
- Currency swaps						
Purchase	25,697	1,444	477	27,618	1,745	38
Sell	22,384	1,680	406	24,469	88	(1,585)
Listed products						
- Futures						
Purchase	1	-	-	1	-	-
Sell	74	-	-	74	-	-
- Currency options						
Purchase	-	-	-	-	-	-
Sell	-	-	-	-	-	-

in EUR million	Nominal amount by remaining maturity				Fair value	
	< 1 year	1-5 years	> 5 years	Total	Positive	Negative
Precious metal contracts						
OTC products						
- Precious metal options						
Purchase	-	-	-	-	-	-
Sell	-	-	-	-	-	-
Listed products						
- Futures						
Purchase	-	-	-	-	-	-
Sell	-	-	-	-	-	-
- Precious metal options						
Purchase	-	-	-	-	-	-
Sell	-	-	-	-	-	-
Securities-related transactions						
OTC products						
- Stock options						
Purchase	71	21	45	136	26	-
Sell	37	128	20	185	-	(5)
Listed products						
- Futures						
Purchase	72	-	-	72	-	(1)
Sell	92	-	-	92	1	-
- Stock options						
Purchase	54	-	-	54	1	-
Sell	22	-	-	22	-	(4)
Total	**247,397**	**69,298**	**33,554**	**350,248**	**5,108**	**(3,752)**
Thereof OTC products						
Purchase	122,365	33,750	18,306	174,421	4,461	349
Sell	120,088	34,565	14,855	169,508	624	(4,074)
Thereof listed products						
Purchase	4,277	282	156	4,715	22	(1)
Sell	666	701	237	1,604	1	(25)

45) Fair values of financial instruments

In the following table, the fair values of the balance sheet items are compared with their carrying amounts.

The fair value is the amount for which a financial instrument could be exchanged or settled between knowledgeable, willing parties in an arm's length transaction. In those cases where market prices were available, they were used in measurement, otherwise internal valuation models were applied, in particular the present value method.

	31 Dec 2002		31 Dec 2001	
in EUR million	Fair value	Carrying amount	Fair value	Carrying amount
Assets				
Cash and balances with central banks	3,181	3,181	2,573	2,573
Loans and advances to credit institutions	15,519	15,492	18,923	18,913
Loans and advances to customers	65,270	64,435	39,310	39,210
Risk provisions	(2,983)	(2,983)	(1,875)	(1,875)
Trading assets	3,487	3,487	3,451	3,451
Investments available for sale	6,736	6,736	2,912	2,912
Financial investments	23,107	22,572	14,784	14,730
Derivatives in Banking Book (other assets)	712	712	218	218
Liabilities				
Amounts owed to credit institutions	26,480	26,425	28,638	28,642
Amounts owed to customers	61,868	61,308	37,292	37,175
Debts evidenced by certificates	14,191	14,191	9,721	9,751
Trading liabilities (other liabilities)	657	657	285	285
Subordinated capital	3,387	3,387	2,956	2,956
Derivatives in Banking Book (other liabilities)	747	747	330	330

46) Contingent liabilities and other obligations

in EUR million	at 31 Dec 2002	at 31 Dec 2001	*Core Group at 31 Dec 2002*
Contingent liabilities	5,918	4,149	*4,261*
- from guarantees and warranties	5,809	4,069	*4,165*
- Other	109	80	*96*
Other obligations	14,972	15,643	*12,626*
- Undrawn credit and loan commitments, promissory notes	13,549	12,495	*11,256*
- Amounts owed resulting from repurchase agreements	1,063	2,616	*1,046*
- Other	360	532	*324*

Like many other Austrian credit institutions, Erste Bank AG had to deal with the consumer protection issue raised by the former sliding interest rate clause. Although the Supreme Court has not yet handed down a ruling on this, the bank is studying the claims filed and is reaching settlements with its customers on an individual basis by evaluating each claim asserted by a customer.

As for the related "rounding rule," suits filed against other banks have since prompted Austria's Supreme Court to rule that the practice of rounding up to the nearest eighth that is applied in the current sliding interest rate clause in consumer loan agreements is not admissible. Erste Bank has already decided to apply what it has learned from these rulings by making the appropriate refunds and interest rate adjustments.

On 11 June 2002 eight Austrian banks were fined a total of EUR 124.3 million by the European Commission for entering into illicit antitrust arrangements in the period from 1995 to 1998. The penalty imposed on Erste Bank was EUR 37.7 million. The relatively large fine imposed on Erste Bank compared to the other penalised banks is due to the market shares assumed by the Commission, which attributed the entire savings bank sector to Erste Bank. Erste Bank entered a plea for annulment of the Commission's decision with the Court of first instance of the European Community. The case is still pending and it is not foreseeable that the case will be settled any time before 2005. Erste Bank made adequate provisions for this case in the 2002 Financial Statements.

Česká spořitelna, a.s. is still involved in litigation concerning the ownership of a number of buildings used for business operations.

In connection with preparations for the Czech Republic's accession to the EU, the Czech government must issue retroactive authorisation for past state aid granted to the Czech banking sector (including Česká spořitelna, a.s.). Česká spořitelna, a.s. is cooperating closely with the Czech government in preparing for this procedure, which has not yet officially begun.

Furthermore, Erste Bank and a number of its subsidiaries are involved in litigation relating to ordinary business operations. As far as can be judged, these legal disputes are not expected to have any negative material effect on the Bank's assets, earnings and financial position, because in some cases the appropriate provisions have been made, in others Erste Bank has rights of recourse and in the rest the disputes are so minor that their impact is considered to be immaterial.

47) Breakdown of remaining maturities as of 31 December 2002

in EUR million	On demand	Up to 3 months	3 months -1 year	1-5 years	> 5 years
Loans and advances to credit institutions	599	10,582	2,283	1,400	628
Loans and advances to customers	6,109	5,942	8,790	17,979	25,615
Securities held in the trading portfolio	906	70	352	1,064	1,096
Securities held as investments available for sale	301	240	258	1,584	4,353
Securities held to maturity	13	967	2,276	7,021	6,429
Total	**7,928**	**17,801**	**13,959**	**29,048**	**38,120**
Amounts owed to credit institutions	1,619	19,772	2,819	661	1,554
Amounts owed to customers	21,383	10,503	9,430	9,309	10,683
Debts evidenced by certificates	42	703	1,701	6,257	5,488
Subordinated capital	5	95	157	654	2,476
Total	**23,049**	**31,073**	**14,107**	**16,881**	**20,201**

Subsequent events

——— As part of its expansion strategy in Central Europe, at its meeting held on 27 January 2003 Erste Bank's Supervisory Board authorised Erste Bank's participation in the privatisation of Bulgaria's second-largest credit institution, DSK Bank. Consequently, Erste Bank submitted a non-binding offer on 27 January 2003 and took part in due diligence in February-March 2003. A binding offer is to be submitted once DSK Bank has presented audited financial statements for financial 2002.

——— In pension funds such as those used for Erste Bank employees, most of the funds have posted a weak performance over the last few years as a result of stock market and interest rate trends. The extent to which subsequent payments will have to or can be made in order to achieve the mandatory long-term minimum yield on invested funds is uncertain at the present time, nor is it clear whether the statutory regulations on investment, performance and shareholders' equity will be changed. At the present time it is impossible to ascertain whether this will have an impact on Erste Bank.

48) Governing bodies of Erste Bank der oesterreichischen Sparkassen AG

Supervisory Board

Herbert Schimetschek President	Chairman of the Austria Association of Mutual Insurance Companies Chairman of the Supervisory Board of UNIQA International AG Vice President of the General Council of the Austrian National Bank
Karl Korinek 1st Vice President	President of the Austrian Constitutional Court
Klaus Braunegg 2nd Vice President	Attorney at Law
Dietrich Blahut	Businessman Member of the Supervisory Board of UNIQA Versicherungen AG
Dirk Bruneel	Member of the Executive Committee of the Dexia Group (Belgium)
Elisabeth Gürtler	Businesswoman Member of the Managing Board of the Austrian Hotel Association
Wolfgang Houska	Businessman Member of the Supervisory Board of Alpine Mayreder GmbH
Werner Hutschinski	Executive Director of Hutschinski GmbH Executive Director of Frauenfeld & Berghof
Theresa Jordis	Attorney at Law
Dietrich Karner	General Director of Generali Holding Vienna AG
Josef Kassler	General Director of Steiermärkische Bank und Sparkassen AG President of the Austrian Savings Banks Association
Heinz Kessler	General Director of Nettingsdorfer Papierfabrik AG
Lars-Olof Ödlund (from 7 May 2002)	Chief Consultant of FöreningsSparbanken AB (Sweden)
Axel Freiherr von Ruedorffer	Member of the Managing Board of Commerzbank Aktiengesellschaft (Germany)
Hubert Singer	General Director of Dornbirner Sparkasse
Georg Winckler	Rector of the University of Vienna Professor of Economics at the University of Vienna

Delegated by the Employee Council

Günter Benischek
Chairman of the Central Employee Council

Bertram Mach
1st Deputy Chairman of the Central Employee Council

Erika Hegmala
2nd Deputy Chairwoman of the Central Employee Council

Ilse Fetik
Member of the Central Employee Council

Joachim Härtel
Member of the Central Employee Council

Anton Janku
Member of the Central Employee Council

Elfriede Junger
Member of the Central Employee Council

Christian Havelka
Member of the Central Employee Council

Representatives of the Supervisory Authority

Robert Spacek
Senate Councillor, State Commissioner

Peter Pillmeier
Deputy Municipal Director, Deputy State Commissioner

Managing Board

Andreas Treichl
Chairman

Elisabeth Bleyleben-Koren
Deputy Chairwoman

Reinhard Ortner
Member

Franz Hochstrasser
Member

Erwin Erasim
Member

André Horovitz
Member (from 1 January 2003)

49) Details of the companies of the Erste Bank Group at 31 December 2002

Companies of the Erste Bank Group

An explanation is provided in Section V Notes on how the cross-guarantee system agreement, which was reached between Erste Bank AG and Austrian savings banks and went into effect 1 January 2002, affects acquisition and disposal of subsidiaries and branches.

The reported equity and earnings figures were generally prepared in accordance with IFRS and may therefore differ from the financial statements of the individual companies prepared according to local reporting policies.

The net income reported is equivalent to net income/loss after tax (but before allocations to reserves), in the case of tax affiliations to net income before tax.

Company name, domicile	Interest in %	Shareholders' equity in EUR million	Net income in EUR million	Profit transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
1. Credit institutions						
Allgemeine Sparkasse Oberösterreich Bankaktiengesellschaft, Linz (Group)	26.9%	285.5	43.7		31 Dec 2002	V*
Bausparkasse der österreichischen Sparkassen Aktiengesellschaft, Vienna	100.0%	114.0	20.3	X	31 Dec 2002	V
Česká spořitelna, a.s., Prague (Group)	94.8%	983.3	190.4		31 Dec 2002	V
Die Erste & Constantia Beteiligungsfonds Aktiengesellschaft, Vienna	100.0%	17.7	0.7	X	31 Dec 2002	V
ERSTE & STEIERMÄRKISCHE Banka d.d., Zagreb	41.6%	73.3	11.9		31 Dec 2002	V*
Erste Bank (Malta) Limited, Sliema (Group)	100.0%	575.3	32.8		31 Dec 2002	V
Erste Bank Hungary Rt., Budapest (Group)	99.6%	76.2	7.1		31 Dec 2002	V
Erste Financial Products Ltd., London	100.0%	34.2	5.1		31 Dec 2002	V
ERSTE Sparkasse Bank (Liechtenstein) Aktiengesellschaft, Vaduz	32.1%	10.6	(1.9)		31 Dec 2002	V*
ERSTE-SPARINVEST Kapitalanlagegesellschaft m.b.H., Vienna	84.3%	12.1	20.0	X	31 Dec 2002	V
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	3.1%	38.1	13.1		31 Dec 2001	E*
Intermarket Bank AG, Vienna	22.2%	17.6	1.7		31 Dec 2002	E
Investkredit Bank AG, Vienna	11.3%	325.8	15.6		31 Dec 2002	A
Kapital-Beteiligungs Aktiengesellschaft, Vienna	15.0%	8.5	0.0		30 Sep 2002	A
Kärntner Sparkasse Aktiengesellschaft, Klagenfurt (Group)	10.0%	128.8	6.2		31 Dec 2002	V*
Niederösterreichische Kapitalbeteiligungsgesellschaft m.b.H., Vienna	30.0%	2.9	0.1		30 Sep 2002	E
Niederösterreichische Kreditbürgschaftsgesellschaft m.b.H., Vienna	25.0%	6.5	(0.2)		31 Dec 2001	E
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	12.9%	234.7	20.7		31 Dec 2002	A

1) Profit transfer agreement with Erste Bank AG

2) V .... Full consolidation pursuant to the provisions of Austrian company law
V* .... Full consolidation as a result of the cross-guarantee system agreement
E .... Reported at equity pursuant to the provisions of Austrian company law
E* .... Reported at equity as a result of the cross-guarantee system agreement
A .... Stated at cost

Company name, domicile	Interest in %	Shareholders' equity in EUR million	Net income in EUR million	Profit transfer [1]	Balance sheet date	Inclusion in Consolidated Financial Statements [2]
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	18.8%	26.1	0.4		31 Dec 2002	A
Riječka banka d.d., Rijeka	98.0%	128.3	16.3		31 Dec 2002	V
s Wohnbaubank AG, Vienna (Group)	91.0%	29.2	3.6	X	31 Dec 2002	V
Salzburger Sparkasse Bank Aktiengesellschaft, Salzburg	98.7%	160.2	5.2	X	31 Dec 2002	V
Slovenská sporiteľňa, a.s., Bratislava	67.2%	306.7	29.5		31 Dec 2002	V
"Spar-Finanz"-Investitions- und Vermittlungs-Aktiengesellschaft, Vienna	50.0%	3.7	0.1		31 Dec 2001	E
Sparkasse Bregenz Bank Aktiengesellschaft, Bregenz	25.0%	23.0	0.7		31 Dec 2002	V*
Sparkasse Hainburg-Bruck-Neusiedl Bank Aktiengesellschaft, Hainburg	75.0%	28.3	4.1		31 Dec 2002	V
Sparkasse Kremstal-Pyhrn Aktiengesellschaft, Kirchdorf	24.1%	28.8	2.0		31 Dec 2002	V*
Sparkasse Mühlviertel-West Bank Aktiengesellschaft, Rohrbach	40.0%	32.2	0.7		31 Dec 2002	V*
Sparkasse Voitsberg-Köflach Bankaktiengesellschaft, Voitsberg	5.8%	24.1	3.3		31 Dec 2002	V*
Steiermärkische Bank und Sparkassen Aktiengesellschaft, Graz (Group)	25.0%	530.2	26.4		31 Dec 2002	V*
Tiroler Sparkasse Bankaktiengesellschaft Innsbruck, Innsbruck (Group)	74.7%	149.7	(45.6)		31 Dec 2002	V
2. Financial institutions						
CDI-Erste Central Europe Holding Ges.m.b.H., Düsseldorf (Group)	100.0%	0.2	(0.8)		31 Dec 2002	V
EBV-Leasing Gesellschaft m.b.H. & Co. KG, Vienna	100.0%	4.1	0.3		31 Dec 2002	V
Erste Securities Polska S.A., Warsaw	100.0%	3.7	0.2		31 Dec 2002	V
Erste Securities Zagreb d.o.o., Zagreb	95.0%	0.8	(0.2)		31 Dec 2002	V
IMMORENT Aktiengesellschaft, Vienna (Group)	100.0%	331.7	47.8	X	31 Dec 2002	V
Neue Eisenstädter gemeinnützige Bau-, Wohn- und Siedlungsgesellschaft m.b.H., Eisenstadt	49.8%	2.0	0.1		31 Dec 2001	A
Österreichisches Volkswohnungswerk Gemeinnützige Gesellschaft mit beschränkter Haftung, Vienna	100.0%	22.5	1.5		31 Dec 2001	A
s Autoleasing GmbH, Vienna	100.0%	0.0	0.0		31 Dec 2002	V
"Wohnungseigentümer" Gemeinnützige Wohnbaugesellschaft m.b.H., Mödling	26.0%	11.2	2.2		31 Dec 2001	A
3. Others						
ARWAG Holding-Aktiengesellschaft, Vienna (Group)	19.2%	48.6	6.9		31 Dec 2001	A
AVS Beteiligungsgesellschaft m.b.H., Innsbruck	51.0%	78.6	(32.3)		31 Dec 2002	V
BMG-Warenbeschaffungsmanagement GmbH, Vienna	55.9%	0.0	0.0		31 Dec 2002	V
BVP-Pensionskassen Aktiengesellschaft, Vienna	19.0%	10.5	0.4		31 Dec 2001	A
BVP-Pensionsvorsorge-Consult G.m.b.H., Vienna	19.0%	0.3	0.0		30 Jun 2002	A
Capexit Private Equity Invest AG, Vienna (Group)	93.9%	8.5	(0.6)		31 Dec 2002	V

Company name, domicile	Interest in %	Share-holders' equity in EUR million	Net income in EUR million	Profit transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
CSSC Customer Sales Service Center GmbH, Vienna	46.9%	0.0	0.0		31 Dec 2002	V*
Donau Allgemeine Versicherungs-Aktiengesellschaft, Vienna	8.1%	100.8	5.9		31 Dec 2001	A
EB-Beteiligungsservice GmbH, Vienna	100.0%	0.0	0.1	X	31 Dec 2002	V
EB-IT-Erste Bank Informations-Technologie Ges.m.b.H., Vienna	100.0%	0.0	0.0	X	31 Dec 2002	V
EB-Malta-Beteiligungen Gesellschaft m.b.H., Vienna	100.0%	96.9	3.6		31 Dec 2002	V
EB-Restaurantsbetriebe Ges.m.b.H., Vienna	100.0%	0.1	0.0	X	31 Dec 2002	V
EB-Touristik Unternehmensbeteiligungs GmbH, Vienna	100.0%	3.2	0.1		31 Dec 2002	V
ecetra Internet Services AG, Vienna (Group)	100.0%	4.2	(8.5)		31 Dec 2002	V
ECO Unternehmensbeteiligungs-GmbH, Vienna	100.0%	11.5	(0.2)		31 Dec 2002	V
Erste Bank Beteiligungen Gesellschaft m.b.H., Vienna	100.0%	81.4	5.8		31 Dec 2002	V
Erste Wiener Hotel-Aktiengesellschaft, Vienna	35.2%	21.0	(0.9)		31 Dec 2001	E
Gartenbau-Grundstücksverwertung Gesellschaft m.b.H., Vienna	100.0%	4.2	(0.1)		31 Dec 2002	V
GESCO Gesellschaft für Unternehmenscommunication GmbH, Vienna	55.9%	2.3	0.1		31 Dec 2002	V
Hotel Ananas-Hotelbetriebsgesellschaft m.b.H. & Co KG, Vienna	42.6%	(2.9)	0.7		31 Dec 2002	V
Industriegrundstücks-Verwaltungsgesellschaft m.b.H., Vienna	100.0%	9.1	0.0		31 Dec 2002	V
Informations-Technologie Austria GmbH, Vienna	25.9%	32.7	0.1		31 Dec 2001	E
OM Objektmanagement GmbH, Vienna (Group)	100.0%	82.9	1.9	X	31 Dec 2002	V
s Haftungs- und Kundenabsicherungs GmbH, Vienna	62.6%	0.3	0.0		31 Dec 2002	V
s Immobilienfinanzierungsberatung GmbH, Vienna	68.7%	(2.3)	(1.9)		31 Dec 2002	V
S REAL Holding GmbH, Vienna (Group)	100.0%	0.8	0.1		31 Dec 2002	V
SPARDAT Sparkassen-Datendienst Gesellschaft m.b.H., Vienna	73.4%	1.8	(0.2)		31 Dec 2002	V
Sparkassen Versicherung Aktiengesellschaft, Vienna (Group)	62.4%	121.6	4.6		31 Dec 2002	V
Sparkassen Zahlungsverkehrabwicklungs GmbH, Linz	40.0%	0.3	0.0		31 Dec 2002	V*
"Sparkassen-Haftungs Aktiengesellschaft", Vienna	38.8%	0.2	0.0		31 Dec 2002	V*
Sparkassen Immobilien Aktiengesellschaft, Vienna (Group)	25.0%	193.3	1.8		31 Dec 2002	V
SporDat, spol. s.r.o., Bratislava	51.0%	1.8	1.8		31 Dec 2002	V
S-Tourismusfonds Management Aktiengesellschaft, Vienna	99.9%	75.7	2.4		31 Dec 2002	V
UBG-Unternehmensbeteiligungsgesellschaft m.b.H., Vienna	100.0%	0.6	0.0		31 Dec 2001	A
Vereinigte Pensionskasse Aktiengesellschaft, Vienna	29.9%	20.4	0.8		31 Dec 2001	E
VERMREAL Liegenschaftserwerbs- und -betriebs GmbH, Vienna	25.6%	4.7	(0.7)		31 Dec 2001	E
VMG-Erste Bank Versicherungsmakler GmbH., Vienna	100.0%	0.4	(0.3)	X	31 Dec 2002	V
WED Holding Gesellschaft m.b.H., Vienna	19.2%	11.5	0.0		31 Dec 2001	A
Wiener Börse AG, Vienna	10.1%	25.1	(1.5)		31 Dec 2001	A

1) Profit transfer agreement with Erste Bank AG
2) V .... Full consolidation pursuant to the provisions of Austrian company law
V* .... Full consolidation as a result of the cross-guarantee system agreement
E .... Reported at equity pursuant to the provisions of Austrian company law
E* .... Reported at equity as a result of the cross-guarantee system agreement
A .... Stated at cost

VI. Information and explanations pursuant to Section 245a Austrian Commercial Code on accounting, measurement and consolidation methods applied which differ from Austrian Accounting Principles

_____ The objectives of consolidated financial statements prepared according to IFRS essentially differ from those of consolidated financial statements drawn up according to the specific accounting principles of the Austrian Commercial Code and Banking Act. In particular, financial statements prepared according to IFRS provide greater transparency and more relevant information about the company. Figures prepared solely for tax purposes are not permitted according to IFRS. IFRS assign priority to the investor's information needs.

_____ As the objectives of IFRS differ from those of the Austrian Commercial Code, this results in different accounting principles in some cases as well as extended reporting requirements in the Notes.

_____ In the following cases, the differences between IFRS and Austrian accounting provisions lead to substantial differences in the methods of measurement and reporting used in consolidated financial statements (selected items only):

_____ **Acquisitions and disposals of subsidiaries and branches:** As opposed to the scope of consolidation applied according to Austrian Accounting Principles, the respective IFRS provisions also call for consolidating subsidiaries (including those stated at equity) that are not engaged in the banking business, but are included due to the control concept.

_____ **Balance sheet and income statement:** The Austrian Banking Act provides for a specific format to be used for the balance sheets and income statements of credit institutions. According to IFRS there is no such requirement.

_____ **Loans and advances to credit institutions and customers:** These items are now reported as gross amounts according to IFRS, i.e. before deducting provisions. In addition, unlisted securities, which were assigned to the loans and advances items pursuant to the Austrian Banking Act, are grouped together with the respective securities portfolio (trading assets, investments available for sale or financial investments) according to IFRS.

_____ **Risk provisions for loans and advances:** Those risk provisions accounted for in the balance sheet are reported according to IFRS in line with standard international practice as a separate line item under assets following loans and advances. This provides greater insight into the Group's risk provisioning policy. Allocations to and releases of risk provisions for the lending business are reported at the end of the year as a separate item in the income statement following net interest income.

_____ **Trading assets:** All trading assets are reported in the balance sheet as a separate item according to IFRS. This item is mainly comprised of the securities held in the trading portfolio stated at fair value and the positive fair value of derivatives transactions that were not yet settled at the balance sheet date.

_____ **Investments available for sale:** In accordance with IFRS, securities that are classified neither as trading assets nor as financial investments (liquidity reserves) are reported under this item. With the mandatory application of IAS 39 as of 1 January 2001 these assets are measured at fair value.

_____ **Financial investments:** In accordance with IFRS, this item is comprised of long-term investments, securities held as financial investments and other financial investments (particularly leased properties). In compliance with IAS 39, shares and other financial assets with no fixed maturity are no longer reported as fixed assets (held to maturity).

_____ **Intangible fixed assets:** Intangible fixed assets generated internally must be capitalised according to IFRS if the requirements for capitalising assets are met, whereas the Austrian Commercial Code prohibits capitalisation of such assets.

_____ Purchased goodwill must be capitalised according to IFRS and written off on a straight-line basis over its useful life. According to the Austrian Commercial Code, on the other hand, such assets may be offset against equity.

_____ **Long-term employee provisions:** According to IFRS, the actuarial calculation of long-term provisions for employee benefits (applying the projected unit credit method) takes into account the expected rise in salaries and a long-term capital market interest rate is used as the discount rate.

_____ **Deferred taxes:** In calculating and reporting deferred taxes pursuant to IFRS, the temporary concept is applied which compares the carrying amounts of the assets and liabilities with the respective tax basis. Variances in these amounts lead to temporary differences in value, which justify deferred tax claims and deferred tax liabilities regardless of when these differences cease to exist. According to IFRS, these deferred items must be reported, whereas under the Austrian Commercial Code reporting deferred taxes is optional in the separate financial statements. According to the Austrian Commercial Code, tax accruals and deferrals are only permissible as a consequence of temporary differences between the result according to commercial law and the profit determined in accordance with tax regulations, provided a tax expense would actually have been incurred before accounting for tax losses carried forward. The Austrian Commercial Code prohibits tax assets relating to tax losses carried forward.

_____ **Fiduciary transactions:** In line with their economic purpose, pursuant to IFRS fiduciary operations conducted in the bank's name but for the accounts of third parties are not included in the balance sheet. According to Section 48 (1) Austrian Banking Act, such fiduciary agreements are to be reported in principle as assets or liabilities by the fiduciary agent. However, should other regulations exist according to which the assets held in trust can be segregated from bankruptcy proceedings, they should be reported as an off-balance-sheet item.

_____ **Net interest income:** Pursuant to IFRS, this item includes interest income, interest expenses, income from investments, other dividends and income earned on variable-yield securities. Interest income and funding expenses resulting from items attributed to the trading portfolio, on the other hand, are reported in the income statement under the net trading result. According to the form stipulated by the Austrian Banking Act, net interest income and income from variable-yield income securities and investments are reported as two separate items.

_____ **Depreciation and amortisation:** Included in this item are depreciation, amortisation and impairment of all tangible and intangible fixed assets. Amortisation of acquired goodwill, which is accounted for in the item depreciation according to the Austrian Commercial Code, is reported under other operating result pursuant to IFRS.

_____ **Other operating result:** Under IFRS this item includes the following main earnings components:

> Result from the measurement and/or sale of securities held as investments available for sale and of all assets reported as financial investments (securities held as financial investments, investments);
> Result from measurement, allocation to and release of provisions not attributed to lending business;
> Real estate write-offs and sales revenue;
> Amortisation of acquired goodwill;
> Other operating income/expenses not attributed to other items in the income statement.

Vienna, 21 March 2003

The Managing Board

Andreas Treichl mp Chairman	Elisabeth Bleyleben-Koren mp Deputy Chairwoman
Reinhard Ortner mp Member	Franz Hochstrasser mp Member
Erwin Erasim mp Member	André Horovitz mp Member

Auditors' Report

______ We have audited the accompanying Consolidated Financial Statements of Erste Bank der oesterreichischen Sparkassen AG (the Erste Bank Group) as of 31 December 2002 and 31 December 2001 comprised of the Balance Sheet at 31 December 2002 and 31 December 2001, and the Income Statements, Statements of Changes in Equity, Cash Flow Statements and Notes for the years ended 31 December 2002 and 31 December 2001. Our audit focused on the Consolidated Financial Statements for the period from 1 January to 31 December 2002, which were expanded to include the consolidation of additional companies due to the establishment of the cross-guarantee system.

______ These Consolidated Financial Statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

______ We conducted our audit in accordance with International Standards on Auditing (ISA) of the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures found in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

______ In our opinion the Consolidated Financial Statements give a true and fair view of the financial position of the Group as of 31 December 2002 and 31 December 2001, and of the results of its operations and its cash flows for the financial years then ended in accordance with International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS).

______ Under Austrian commercial law, the Group Management Report must be audited and it must be ascertained whether the legal requirements (Section 59a Austrian Banking Act) for exemption from the preparation of consolidated accounts according to Austrian accounting principles have been met.

______ We confirm that the Management Report is consistent with the Consolidated Financial Statements and that the legal requirements have been met for exemption from the preparation of Consolidated Financial Statements according to Austrian accounting principles.

Vienna, 21 March 2003

Sparkassen-Prüfungsverband
Auditing Agency

Wolfgang Riedl
Public Accountant

Klaus Goschler
Audit Director

EIDOS Wirtschaftsberatung GmbH
Public Accountants and Tax Advisors

Erich Kandler
Public Accountant

Kurt Schweighart
Public Accountant

Report of the Supervisory Board

During 2002, the Supervisory Board was regularly informed by the Managing Board about the course of business and of the status of Erste Bank der oesterreichischen Sparkassen AG and the Supervisory Board performed all the duties required by law and set out in Erste Bank's Articles of Association.

The consolidated financial statements, including the consolidated management report, were audited by Sparkassen-Prüfungsverband and by EIDOS Wirtschaftsberatung GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. The final result of the audit gave no cause for complaint and an unqualified audit certificate was issued.

The Supervisory Board has accepted the result of the audit and has approved the management report submitted by the Managing Board as well as its proposal concerning the distribution of profits. The Supervisory Board has accordingly sanctioned the 2002 financial statements, which are therefore approved with Section 125 clause 2 of the Austrian Stock Corporation Act, and has taken note of the consolidated financial statements.

Vienna, April 2003

Herbert Schimetschek mp
Chairman of the Supervisory Board



Publisher and copyright owner: Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Vienna
Concept, editing and production: be.public Werbung Finanzkommunikation **Graphic design:** alessandri design
Photography: *Roland Ferrigato* **Translation into English:** Martin Focken and Alix Sehr-Stewart